     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2000


                                                      REGISTRATION NO. 333-38956
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                    EXFO ELECTRO-OPTICAL ENGINEERING INC. /
                      EXFO INGENIERIE ELECTRO-OPTIQUE INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CANADA                                         3825                                    98-0131231
 (STATE OR OTHER JURISDICTION                  (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
              OF                               CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NUMBER)
INCORPORATION OR ORGANIZATION)

                                465 GODIN AVENUE
                         VANIER, QUEBEC G1M 3G7, CANADA
                                 (418) 683-0211

   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             CT CORPORATION SYSTEM
                               111 EIGHTH AVENUE
                        NEW YORK, NEW YORK 10011, U.S.A.
                                 (212) 894-8940

(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                With copies to:

                   EDWIN S. MAYNARD, ESQ.                                    CHRISTOPHER W. MORGAN, ESQ.
          PAUL, WEISS, RIFKIND, WHARTON & GARRISON                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                1285 AVENUE OF THE AMERICAS                                    SUITE 1820, NORTH TOWER
           NEW YORK, NEW YORK 10019-6064, U.S.A.                            P.O. BOX 189, ROYAL BANK PLAZA
                       (212) 373-3000                                      TORONTO, ONTARIO M5J 2J4, CANADA
                                                                                    (416) 777-4700
                     ROBERT PARE, ESQ.                                        NORMAN M. STEINBERG, ESQ.
               FASKEN MARTINEAU DUMOULIN LLP                                        OGILVY RENAULT
                    800 VICTORIA SQUARE                                       1981 MCGILL COLLEGE AVENUE
                  SUITE 3400, P.O. BOX 242                                            SUITE 1110
              MONTREAL, QUEBEC H4Z 1E9, CANADA                             MONTREAL, QUEBEC H3A 3C1, CANADA
                       (514) 397-7400                                               (514) 847-4747

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                            AMOUNT TO         OFFERING PRICE    AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED      BE REGISTERED(1)       PER SHARE(2)          PRICE(2)
-------------------------------------------------------------------------------------------------------------------
Subordinate voting shares, without par value.........   8,050,000 shares         US$25.00         US$201,250,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------
                                                            AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------
Subordinate voting shares, without par value.........       US$53,130
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely to calculate the amount of the registration fee in accordance with Rule 457(o) under the Securities Act and based on a bona fide estimate of the public offering price.



(3) US$40,076 of which has been previously paid.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

                           INFORMATION REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JUNE 28, 2000


P R O S P E C T U S


                                7,000,000 SHARES


                                   EXFO LOGO

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.
                           SUBORDINATE VOTING SHARES
                         ------------------------------


          This is the initial public offering of EXFO Electro-Optical Engineering Inc. EXFO is selling 7,000,000 subordinate voting shares. The subordinate voting shares being sold represent 1.8% of the total outstanding voting power after the offering. The underwriters named in this prospectus are selling the subordinate voting shares in the United States and in each of the provinces of Canada.



          We expect the public offering price to be between US$23.00 and US$25.00 per share. Currently, no public market exists for our shares. After pricing of this offering, we expect that the subordinate voting shares will be quoted on the Nasdaq National Market under the symbol "EXFO" and will be listed on The Toronto Stock Exchange under the symbol "EXF".


          INVESTING IN THE SUBORDINATE VOTING SHARES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                          ---------------------------

                                                             PER SHARE                  TOTAL
        Public offering price.......................            US$                      US$
        Underwriting discount.......................            US$                      US$
        Proceeds, before expenses, to EXFO..........            US$                      US$

          The public offering price for the subordinate voting shares offered in the United States is payable in U.S. dollars and the public offering price for the subordinate voting shares offered in Canada is payable in Canadian dollars. The U.S. dollar amount is the equivalent of the Canadian price of the subordinate voting shares based on the prevailing U.S. -- Canadian dollar exchange rate as of the date of this prospectus.


          The underwriters may also purchase up to an additional 1,050,000 subordinate voting shares from EXFO, at the public offering price, less the underwriting commission, within 30 days from the date of this prospectus to cover over-allotments.


          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about           , 2000.
                         ------------------------------

MERRILL LYNCH & CO.
                  RBC DOMINION SECURITIES
                                  WIT SOUNDVIEW
                                                 CIBC WORLD MARKETS
                         ------------------------------

                The date of this prospectus is           , 2000.

                           Description of the artwork

Inside front cover


     EXFO logo

     CAPTION:
     EXFO is a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry.

     Picture of an engineer using test instruments in our research and development department

     Picture of an operating technician using test instruments in the field

     Picture of a test instrument

     CAPTION:
     Our success has been largely due to our exclusive focus on fiber optic test, measurement and monitoring instruments.



Gatefold


     EXFO logo

     CAPTION:
     Fiber-optic test, measurement and monitoring equipment is mainly used by optical network carriers, manufacturers, and research and development laboratories to measure the physical characteristics of optical fiber, optical components, value-added optical modules and optical networking systems.


     10 pictures of test instruments with various uses with the following captions:


     1 - Test instruments for conventional network installation and maintenance

     2 - Remote fiber test system for network monitoring

     3 - Automated test systems for production of DWDM component

     4 - Test instruments for DWDM-based network installation and maintenance

     5 - Automated environmental test system for DWDM component production

     6 - Test instruments for use in developing and manufacturing optical fiber

     7 - Test instruments for use in developing and manufacturing optical components

                               TABLE OF CONTENTS

Prospectus Summary..........................................      1
Risk Factors................................................      6
Special Note Regarding Forward-Looking Statements...........     16
Enforceability of Civil Liabilities.........................     16
Exchange Rate Information...................................     16
Use of Proceeds.............................................     17
Dividend Policy.............................................     18
Capitalization..............................................     19
Dilution....................................................     21
Selected Consolidated Financial Information.................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     24
Corporate Information.......................................     34
Business....................................................     36
Management..................................................     50
Transactions with Related Parties...........................     56
Principal Shareholders......................................     59
Description of Share Capital................................     60
Transfer Agent and Registrar................................     64
Shares Eligible for Future Sale.............................     64
Tax Considerations..........................................     66
Underwriting................................................     72
Legal Matters...............................................     75
Experts.....................................................     75
Where You Can Find More Information.........................     76
Index to Our Consolidated Financial Statements..............    F-1

                         ------------------------------

     You should rely only on the information contained in this prospectus. We have not and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus is accurate as at any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
                         ------------------------------

     Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this prospectus, these principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in note 21 to our consolidated financial statements.

     All dollar amounts in this prospectus are expressed in U.S. dollars, except where otherwise indicated. References to "$" or "US$" are to U.S. dollars and references to "C$" are to Canadian dollars. This prospectus contains a translation of some Canadian dollar amounts into U.S. dollars solely for your convenience. See "Exchange Rate Information."

                               PROSPECTUS SUMMARY

     The summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                      EXFO

     We are a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. We believe that we are the largest manufacturer of test, measurement and monitoring instruments that is exclusively dedicated to fiber optics. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, often referred to as optical fiber. When light travels along optical fiber and through the optical equipment that link optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test, measurement and monitoring equipment is critical for measuring these effects and for helping communications carriers and manufacturers ensure network performance and reliability.

     Demand for fiber-optic test, measurement and monitoring equipment has been driven by increased production and deployment of optical fiber and related equipment in order to meet the growing demand for telecommunications capacity. Ryan, Hankin & Kent, a leading telecom market research firm, forecasts that Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999 to more than 15 million terabytes per month in 2003, representing a compound annual average growth rate of 156%.

     Our customers use fiber-optic test, measurement and monitoring equipment mainly to:

     -  ensure the quality of networks as they are being deployed;

     -  diagnose and repair problems within an optical network;

     -  monitor the quality of an optical signal as it passes through a network;

     - analyze fiber-optic components and equipment during production and assembly as well as quality control and conformity testing; and

     - conduct sophisticated tests during the research and development of fiber-optic products.

     We believe that we have positioned ourselves as the supplier offering the most extensive range of products in the fiber-optic test, measurement and monitoring industry. Our success has been largely based on our exclusive focus on fiber-optic test, measurement and monitoring instruments. We have developed optical technologies and advanced testing algorithms that we leverage across our various product lines. Our success is primarily due to:

     - our development of a range of products based on a modular system design consisting of Windows-based platforms that can accommodate several data acquisition test modules;

     - our high degree of technological innovation, as illustrated by our leading position in our industry in the development and commercialization of a number of new fiber-optic test and measurement products;

     - the high quality of our products as a result of our comprehensive quality assurance program, which has been certified ISO 9001 since 1994, and our compliance with demanding industry standards; and

     - our highly qualified and specialized internal customer support teams that offer pre-sales evaluation, installation, channel and customer training and post-sales support.

     We develop products principally for two markets. Our Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. Our Scientific Division, established in 1996, designs an extensive line of more sophisticated and higher performance instruments for manufacturers of optical fiber, optical components, value-added optical modules and optical networking systems. Our Scientific Division also designs products for research and development markets.

     We intend to expand our leadership position in the fiber-optic test, measurement and monitoring industry and to increase our market share through the following initiatives:

     -  expand our technological leadership;

     -  invest in strategic sectors;

     -  leverage our modular design across our product lines;

     -  expand our sales and marketing efforts;

     -  reduce our delivery lead times; and

     -  pursue complementary acquisitions.
                         ------------------------------

     Our head office is located at 465 Godin Avenue, Vanier, Quebec, Canada, G1M 3G7 and our telephone number is (418) 683-0211. Our e-mail address is info@exfo.com and our Web site is www.exfo.com. Information on our Web site is not incorporated by reference in this prospectus. This prospectus contains trademarks and registered trademarks of EXFO and other companies.

                                  THE OFFERING


Shares offered by this
prospectus......................    7,000,000 subordinate voting shares



Shares to be outstanding after
this offering...................    7,707,264 subordinate voting shares


                                   38,000,000 multiple voting shares


  Total.........................   45,707,264 shares



Voting rights...................   The subordinate voting shares will carry one
                                   vote per share and the multiple voting shares will carry ten votes per share. Subsequent to the completion of this offering, the outstanding multiple voting shares will represent 98.0% of the voting power.


Conversion rights...............   Each multiple voting share will be
                                   convertible at any time at the holder's
                                   option into one fully paid and non-assessable subordinate voting share.

Undertaking in favor of holders
of subordinate voting shares....   The holders of subordinate voting shares will
                                   benefit from protective provisions that give them specified rights in the event of a take-over bid for the multiple voting shares.
                                   See "Description of Share Capital -- Equity
                                   Shares -- Undertakings in Favor of Holders of
                                   Subordinate Voting Shares."

Use of proceeds.................  We intend to use the net proceeds of this offering:

                                    -  to repay approximately $17.2 million
                                       outstanding under promissory notes issued to some of our existing shareholders as payment of dividends declared on June 27, 2000;


                                                -  to repay approximately $9.9
                                                   million of our outstanding
                                                   indebtedness; and

                                                -  for working capital and other
                                                   general corporate purposes,
                                                   including potential strategic
                                                   investments and acquisitions.

Proposed Nasdaq National Market
symbol..........................   EXFO


Proposed Toronto Stock Exchange
Symbol..........................   EXF


     The total number of shares to be outstanding after this offering does not include:


     - subordinate voting shares issuable upon the exchange of 800,000 preferred shares series 1 to be issued prior to the closing of this offering. Assuming a conversion price of $24.00 per share, the 800,000 preferred shares series 1 will be convertible into 22,485 subordinate voting shares at our option on November 30, 2000; and



     - 4,470,961 subordinate voting shares reserved for future issuances under our stock option plan, including 609,734 subordinate voting shares to be issued upon the exercise of options to be granted prior to the closing of this offering at an exercise price equal to the initial public offering price.

     Unless otherwise indicated, all information in this prospectus, including pro forma capitalization figures:


     - assumes the underwriters have not exercised the over-allotment option granted by us to purchase up to 1,050,000 of our subordinate voting shares;


     - gives effect to the exchange of all outstanding Class "A" shares into an aggregate of 38,000,000 multiple voting shares, which will occur prior to the closing of this offering;


     - gives effect to the exchange of all outstanding Class "F" shares into an aggregate of 707,264 subordinate voting shares, which will occur prior to the closing of this offering; and


     - gives effect to the exchange of all outstanding Class "G" shares into an aggregate of 800,000 preferred shares series 1, which will occur prior to the closing of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.


     The consolidated statements of earnings data for each of the three years ended August 31, 1997, 1998 and 1999 and the consolidated balance sheets data as at August 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors, that are included elsewhere in this prospectus. The consolidated statements of earnings data for the six months ended February 28, 1999 and February 29, 2000 and the consolidated balance sheet data as of February 29, 2000 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normally recurring adjustments, necessary to present fairly this unaudited financial information. The "Pro Forma As Adjusted" numbers in the table below reflect the issuance of 483,196 Class "F" shares to employees under outstanding subscription agreements, the share capital reorganization described under "Description of Share Capital", which will be effected prior to this offering, the declaration of a $17.5 million dividend, the sale of 7,000,000 subordinate voting shares offered by EXFO at an assumed initial public offering price of $24.00 per share and the application of the estimated net proceeds from this offering. See "Use of Proceeds."


                                                                YEARS ENDED AUGUST 31,           SIX MONTHS ENDED
                                                              ---------------------------   ---------------------------
                                                                                            FEBRUARY 28,   FEBRUARY 29,
                                                               1997      1998      1999         1999           2000
                                                              -------   -------   -------   ------------   ------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales.......................................................  $24,475   $31,605   $42,166     $18,728        $29,111
Cost of sales...............................................    9,652    11,345    14,998       7,021          9,609
                                                              -------   -------   -------     -------        -------
Gross margin................................................   14,823    20,260    27,168      11,707         19,502
Operating expenses
  Selling and administrative................................    7,827     9,898    13,279       5,964          9,938
  Net research and development..............................    1,592     3,014     4,315       1,791          3,221
  Amortization of capital and other assets..................      479       657       898         422            611
                                                              -------   -------   -------     -------        -------
Earnings from operations....................................    4,925     6,691     8,676       3,530          5,732
Interest expense (income) -- net............................       89       (40)     (136)        (46)           (25)
Foreign exchange loss (gain)................................      184      (126)      506         398            116
                                                              -------   -------   -------     -------        -------
Earnings before income taxes and amortization of goodwill...    4,652     6,857     8,306       3,178          5,641
Income taxes................................................    1,582     2,356     2,492         958          1,887
                                                              -------   -------   -------     -------        -------
Earnings before amortization of goodwill....................    3,070     4,501     5,814       2,220          3,754
Amortization of goodwill....................................       --        --        --          --             42
                                                              -------   -------   -------     -------        -------
Net earnings for the period.................................  $ 3,070   $ 4,501   $ 5,814     $ 2,220        $ 3,712
                                                              =======   =======   =======     =======        =======
Basic and fully diluted net earnings per share..............  $  0.08   $  0.12   $  0.14     $  0.05        $  0.10
Basic weighted average number of shares used in per share
  calculations..............................................   38,000    38,000    38,001      38,000         38,425
AMOUNTS UNDER U.S. GAAP
Net earnings for the period.................................  $ 3,356   $ 4,538   $ 5,901     $ 2,245        $ 3,526
Basic and diluted net earnings per share....................  $  0.09   $  0.12   $  0.15     $  0.05        $  0.09
Basic weighted average number of shares used in per share
  calculations..............................................   38,000    38,000    38,001      38,000         38,425


                                                                      AS AT
                                                                FEBRUARY 29, 2000
                                                              ----------------------
                                                                        PRO FORMA AS
                                                              ACTUAL      ADJUSTED
                                                              -------   ------------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash and cash equivalents...................................  $   539     $128,752
Working capital.............................................   13,578      149,291
Total assets................................................   37,072      167,685
Long-term debt (excluding current portion)..................      283          283
Shareholders' equity........................................   19,048      157,161

                                  RISK FACTORS

     Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this prospectus, including our financial statements and related notes, before investing in our subordinate voting shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our subordinate voting shares could decline due to any of these risks and you could lose all or part of your investment.

                   RISKS RELATED TO OUR INDUSTRY AND BUSINESS

IF WE ARE UNABLE TO ADAPT TO CURRENT AND FUTURE CHANGES IN TECHNOLOGY, OUR PRODUCTS MAY BECOME OBSOLETE.

     Any failure by us to anticipate or respond to new technological developments and customer requirements could have a material adverse effect on our business, financial condition and results of operations. Moreover, the markets addressed by our current and planned products are rapidly evolving and are characterized by emerging standards and competing technological platforms. There can be no assurance that products destined by us for sale into these markets will adequately address the requirements dictated by evolving standards, or that we will be able to adapt our products to changes in technology. Accordingly, we may invest in products and technologies that never gain market acceptance. Such investments could have a material adverse effect on our business, financial condition and results of operations.

WE MUST CONTINUE TO OVERCOME SIGNIFICANT AND INCREASING COMPETITION IN OUR INDUSTRY IN ORDER TO CONTINUE OUR GROWTH AND PRODUCTIVITY.

     The market for fiber-optic test, measurement and monitoring equipment is rapidly evolving and is marked by intense competition and technical innovations. We expect the pace of change to accelerate in the future. We also expect many new competitors to emerge as the market for fiber-optic test, measurement and monitoring equipment expands and evolves in response to technical innovations.

     Some of our current and potential competitors are global electronic test and measurement manufacturers who complement their broad range of products with fiber-optic test, measurement and monitoring equipment. Competitors, such as Agilent Technologies Inc. and Wavetek Wandel & Golterman, have longer operating histories and significantly greater financial, technical and marketing resources. Consequently, these competitors are able to devote greater resources to the development, marketing, sale and support of their products. They are also better positioned than we are to acquire companies and new technologies that may displace our products or make them obsolete.

WE DEVOTE CONSIDERABLE TIME AND RESOURCES TO SECURING NEW CUSTOMERS AND IMPROVING SALES TO EXISTING CUSTOMERS. IF WE ARE UNSUCCESSFUL, OUR FUTURE OPERATING RESULTS MAY SUFFER.

     The long sales cycle for our products may cause our sales and operating results to vary significantly from period to period. The period of time between our initial contact with a customer and the receipt of a purchase order may span a year or more. In addition, customers perform and require us to perform, extensive product evaluation and testing of new instruments before purchasing them. If we are unable to satisfy customer demands, considerable resources would have been expended without deriving corresponding sales.

OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY, WHICH INCLUDES NINE PATENTS AND FOURTEEN PATENT APPLICATIONS, ARE IMPORTANT TO THE CONTINUED SUCCESS OF OUR BUSINESS. OUR FAILURE TO PROTECT THIS PROPRIETARY TECHNOLOGY MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

     Our success and ability to compete depend to a significant extent on our proprietary technology, since that is how we attempt to keep others from using the innovations that are central to our existing and future products. We currently hold four U.S. and two Canadian issued patents, three foreign issued patents and have six U.S. and eight Canadian patent applications pending. In addition, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and license agreements to protect our proprietary technology. We may have to engage in litigation in order to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This kind of litigation can be time-consuming and expensive, regardless of whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology, or design around the patents that we own. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants, distributors and third parties. However, these agreements may be breached or otherwise not effective and we may not have adequate remedies for any breach or shortfall of these agreements. In any case, others may come to know about our trade secrets through a variety of methods. In addition, our foreign issued patents only cover France, Germany and Japan, and the laws of some territories in which we sell our products may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

     Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology, or design around the patents owned or licensed by us. We cannot be sure that the steps that we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we will be less able to differentiate our products and our sales will decline.

IF OTHERS CLAIM THAT OUR PRODUCTS INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS, WE MAY BE FORCED TO SEEK EXPENSIVE LICENSES, RE-ENGINEER OUR PRODUCTS, ENGAGE IN EXPENSIVE AND TIME-CONSUMING LITIGATION OR STOP MARKETING THE CHALLENGED PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND COULD INCREASE OUR COSTS.

     Litigation regarding intellectual property rights is common in the technology industry and, for this reason, we expect that third-party infringement claims involving technologies may increase. If an infringement claim is filed against us, we may be prevented from using some of our technologies and may incur significant costs to resolve the claim.

     We could incur substantial costs in defending ourselves and our customers against infringement claims. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of a claim of infringement, we may be required to obtain one or more licenses from third parties. We cannot assure you that we, or our customers, could obtain necessary licenses from third parties at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

WE REQUIRE EMPLOYEES WHO ARE KNOWLEDGEABLE ABOUT THE SPECIALIZED NATURE OF OUR BUSINESS. IF WE ARE UNABLE TO ATTRACT AND RETAIN SUFFICIENT NUMBERS OF HIGHLY SKILLED TECHNICAL, SALES AND MARKETING AND OTHER PERSONNEL, OUR OPERATIONS AND FINANCIAL RESULTS WOULD SUFFER.

     Due to the specialized nature of our business, we are highly dependent on the continued service of and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel in the area of fiber optics. The competition for such personnel is intense. The loss of key employees or management personnel could have a material adverse effect on our business and operating results. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and complete our existing sales commitments and to bid for and execute additional sales.

     We must provide significant training for our growing employee base due to the highly specialized nature of fiber-optic test, measurement and monitoring equipment. Our current engineering personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in fiber optics, are in high demand. Once trained, our employees may be hired by our competitors.

OUR BUSINESS STRATEGY AND OUR ABILITY TO OPERATE PROFITABLY DEPEND ON THE CONTINUED SERVICES OF OUR SENIOR MANAGEMENT TEAM LED BY GERMAIN LAMONDE, OUR CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR ANY OF OUR SENIOR MANAGEMENT, THE LOSS OF WHOM WOULD ADVERSELY AFFECT OUR BUSINESS.

     Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer. Although we expect to enter into an employment agreement with Mr. Lamonde prior to the closing of the offering, we do not have employment agreements with any of our other key executives. Their managerial, technical and other services would be difficult to replace and if we lose the services of one or more of our executive officers, or if one of them decides to join a competitor or otherwise compete directly or indirectly against us, our business would be seriously harmed. The loss of their services would jeopardize our ability to maintain our competitive position. We do not have "key person" life insurance policies covering any of our employees.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR CURRENT LEVEL OF PROFITABILITY.


     We expect our business and the industry in which we compete to continue to undergo rapid change. We plan to significantly expand our distribution and marketing capabilities by opening additional international sales offices and service centers, by bolstering our key account management program, by hiring application engineers and by increasing our sales network worldwide. We have increased our manufacturing floor space by 167% through the acquisition of an additional facility of approximately 112,000 square feet. Finally, we have had a significant increase in our number of employees from 429 on May 31, 1999 to 671 on May 31, 2000. Our ability to be profitable depends on our ability to manage this rapid growth. The failure of our management to respond effectively to and manage changing technological and business conditions could have a material adverse impact on our business, financial condition and results of operations.


WE DEPEND ON A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We depend on a limited number of suppliers for parts used to manufacture our products. All our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in delivery problems and reduced control over product pricing and quality. The process of qualifying a new contract manufacturer for complex products, designed to our specifications, such as our optical and mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we sought to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable.

WE EXPECT THE PRICE OF OUR EXISTING PRODUCTS TO DECLINE AND IF WE DO NOT REDUCE OUR MANUFACTURING COSTS OR INTRODUCE NEW PRODUCTS WITH HIGHER MARGINS, OUR GROSS MARGINS WILL DECLINE AND WE COULD INCUR LOSSES.

     Our industry is very competitive and prices for fiber-optic test, measurement and monitoring equipment will likely decline. These price declines result from factors such as:

     -  increased competition for business;

     -  a limited number of potential customers;

     -  competition from companies with lower labor and production costs;

     -  introduction of new products by competitors; and

     -  greater economies of scale for higher-volume manufacturers.

     We may have to increase our manufacturing capacity and our unit volume sold in order to maintain our existing sales. If we add capacity, our fixed costs will increase. As a result, we would have to increase the level of sales to maintain operating margins. If we are unable to continuously reduce our manufacturing costs or introduce new products with higher margins, our gross margins could decline.

IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY, THE GROWTH OF OUR BUSINESS MAY BE IMPEDED AND OUR OPERATING RESULTS MAY BE AFFECTED.

     For the fiscal year ended August 31, 1999, customers outside of the United States and Canada accounted for 44% of our sales and for the six months ended February 29, 2000, these customers accounted for 36% of our sales. We plan to increase our international sales activities and have recently opened offices in China, Japan and Singapore. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

     - unexpected changes in regulatory requirements, tax rates or tariffs that make our products and services more expensive and therefore less attractive to potential customers;

     - challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

     - technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;

     - longer accounts receivable payment cycles and possible difficulties in collecting payments which may increase our operating costs and hurt our financial performance;

     -  political and economic instability; and

     -  certification requirements.

     Any of these factors could harm our international operations and negatively affect our financial performance. For example, we currently face problems with increasing, and constantly changing, certification requirements. In addition, although the amounts involved were not material, we have in the past encountered difficulties collecting accounts receivable in countries experiencing economic instability. The recurrence of weakness in these economies or of weakness in other foreign economies could have a significant negative effect on our future operating results.

OUR PRODUCTS MAY HAVE UNFORESEEN DEFECTS THAT COULD HARM OUR REPUTATION, IMPEDE MARKET ACCEPTANCE OF OUR PRODUCTS AND NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     As a result of their complexity, our products may contain undetected errors or compatibility problems or regulatory compliance issues, particularly when they are first introduced or when new versions are released. There can be no assurance that, despite our testing, errors will not be found in new products after they have been fully deployed and operated under peak stress conditions. If we are unable to fix defects or other problems, we could experience, among other things:

     -  loss of customers;

     -  damage to our brand reputation;

     -  failure to attract new customers or achieve market acceptance;

     -  diversion of development and engineering resources;

     - legal actions by our customers, including claims for consequential damages and loss of profits; and

     - legal actions by governmental entities, including actions to impose product recalls and/or forfeitures.

     The occurrence of any one or more of the foregoing could seriously harm our business, financial condition and results of operations.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS. A SUCCESSFUL CLAIM EXCEEDING OUR POLICY LIMIT WILL REDUCE OUR WORKING CAPITAL, INCREASE OUR EXPENSES AND HAVE A NEGATIVE EFFECT ON OUR OPERATING RESULTS.

     Our products are designed to help telecommunications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network reliability. The failure of our products to perform to client expectations could give rise to product liability and warranty claims. We carry product liability insurance that we consider adequate in view of industry practice. However, a successful claim against us for an amount exceeding our policy limit would force us to use our own resources to pay the claim, which could result in a reduction of our working capital available for other uses, increase our expenses and have a negative effect on our results of operations.

AS OUR COMPETITORS CONSOLIDATE, THEY MAY OFFER PRODUCTS OR PRICING THAT WE CANNOT MEET, WHICH COULD CAUSE OUR SALES TO DECLINE.

     Consolidation in the fiber-optic test, measurement and monitoring industry could intensify the competitive pressures that we face. Recently, some of our competitors have merged or have been acquired by larger companies. These combined companies could produce more high-performance products and offer them at more competitive prices.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

     Our sales and operating results have fluctuated from quarter to quarter in the past and may fluctuate significantly in the future. In addition, our revenue and operating results generally depend on the volume and timing of the orders we receive from customers as well as our ability to fulfill the orders received. Our operating expenses, which include research and development, and selling and administrative expenses, are relatively fixed in the short term. If our revenue is lower than we expect because we sell fewer products than we anticipate or if there is a delay in the release of new products, we may not be able to quickly reduce our operating expenses in response. Factors that could affect the amount and timing of our revenues, and cause quarterly fluctuations in our operating results include:

     - the length of our product sales cycle, especially for our higher priced and more complex products;

     - our ability to sustain product volumes and high levels of quality across all product lines; and

     - the timing of introduction and market acceptance of new products by us, our competitors or our suppliers.

     Our operating results could also be affected by the following factors over which we have little or no control:

     - changes in the capital budgets of our customers, which may cause seasonal or other fluctuations in the product mix, volume, timing and number of orders we receive from our customers; and

     -  difficulties in collecting accounts receivable.

     Due to these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

IF OPTICAL FIBER IS REPLACED BY ANOTHER MEDIUM AS THE PRIMARY SOLUTION FOR BANDWIDTH-INTENSIVE APPLICATIONS, OR IF HIGH-BANDWIDTH TRANSMISSION NETWORKS ARE NO LONGER IN GREAT DEMAND, WE COULD EXPERIENCE A SIGNIFICANT LOSS OF SALES.

     The increase in fiber-optic cable production and the growth in fiber deployment are causing increased demand for fiber-optic test, measurement and monitoring equipment. If the demand for these markets decreases or disappears, or if optical fiber is replaced by a higher-performance medium, it could have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO PREDICT OUR SUPPLY REQUIREMENTS ACCURATELY, WE WILL HAVE EXCESS INVENTORY OR INSUFFICIENT INVENTORY, EITHER OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We provide forecasts of our requirements to some of our suppliers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationships with our suppliers due to reduced future orders. If we underestimate our requirements, we may have an inadequate inventory of parts. Inadequate inventory could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and parts that we order are long and depend on factors such as the procedures of, or supply terms with, a specific supplier and demand for each part at a given time. In the case of some parts in short supply, suppliers have imposed strict allocations that limit the number of these parts that they will supply to a given customer in a specified time period. Although to date suppliers have not made selective allocations that adversely affected us, these suppliers may choose, in the future, to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products.

WE MAY NOT BE ABLE TO INTRODUCE NEW AND ENHANCED PRODUCTS ON A TIMELY BASIS, WHICH COULD PREVENT US FROM ACHIEVING OUR GROWTH STRATEGY AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     The development of proprietary technologies entails significant technical and business risks and requires substantial expenditures and lead time. If we experience product delays in the future, we may face:

     -  customer dissatisfaction;

     -  cancellation of orders;

     -  negative publicity;

     -  loss of sales;

     -  slower market acceptance of our products; and

     -  legal actions by customers.

     In the future, our efforts to remedy product delays may not be successful and we may lose customers as a result. Delays in bringing to market new products or product enhancements could be exploited by our competitors. If we lose market share as a result of lapses in our product development, our business would suffer.

FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND THE U.S. DOLLAR MAY ADVERSELY AFFECT OUR OPERATING MARGINS.

     The majority of our sales is denominated in U.S. dollars. However, a majority of our operating expenses and capital expenditures are denominated in Canadian dollars. As a result, we are exposed to fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar. An increase in the value of the Canadian dollar relative to the U.S. dollar could have a material adverse effect on our operating margins.

AS OUR CUSTOMERS CONSOLIDATE, THEY MAY REDUCE PURCHASES OF OUR PRODUCTS, WHICH WOULD CAUSE OUR SALES TO DECLINE.

     Consolidation in the telecommunications industry could reduce the number of customers to whom our products could be sold. Some of our customers have recently merged. Although to date we have not experienced any adverse effects as a result of these mergers, these merged customers could, in the future, obtain products from a source other than us, which would cause our sales to decline. In addition, some of our manufacturer customers may merge with or acquire our competitors and, as a result, discontinue their relationships with us.

OUR CUSTOMERS ARE NOT OBLIGATED TO BUY MATERIAL AMOUNTS OF OUR PRODUCTS AND MAY CANCEL OR DEFER PURCHASES ON SHORT NOTICE.

     Our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalty. Accordingly, sales in a particular period are difficult to predict. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may have a material adverse effect on our operating results, particularly if we do not anticipate them.

WE MAY NOT BE ABLE TO SUSTAIN OUR RESEARCH AND DEVELOPMENT ACTIVITIES AS OUR RESEARCH AND DEVELOPMENT CREDITS AND GRANTS DECLINE BECAUSE OF THE INCREASING EFFECTIVE COST OF OUR RESEARCH AND DEVELOPMENT ACTIVITIES.

     Our historical operating results reflect substantial benefits from programs sponsored by the Canadian and Quebec governments for the support of research and development. Research and development tax credits and grants represented 32.5% of our gross research and development expenses for the year ended August 31, 1999 and 31.4% for the six months ended February 29, 2000. These tax credits and grants will decline as our assets grow. Accordingly, the effective cost of our future research and development activities will increase.

UNEXPECTED DECLINES IN OUR RESEARCH AND DEVELOPMENT CREDITS AND GRANTS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     If unexpected changes in the laws or government policies terminate or adversely modify the government programs, under which we receive research and development tax credits and grants, or if we unexpectedly become unable to participate in or take advantage of these programs, then our net research and development expenses will materially increase. To the extent that we increase our activities outside Canada or Quebec, which could result from, among other things, future acquisitions, the increased activities may not be eligible for these programs. If we are required to decrease our research and development activities, we may be unable to compete effectively.

WE MAY NOT BE ABLE TO MAKE THE NECESSARY ACQUISITIONS NEEDED FOR THE DEVELOPMENT OF OUR BUSINESS AND ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     Although we have no existing commitments or agreements regarding any acquisitions, we intend to seek acquisitions of businesses, products and technologies that are complementary to ours. There can be no assurance that we will ultimately make any such acquisition.

     We have in the past made strategic acquisitions of intellectual property, such as the arrangements we have with GAP Optique S.A. and of complementary products through the recent acquisition of Nortech Fibronic Inc. We anticipate that in the future, as part of our business strategy, we will continue to make strategic acquisitions of complementary companies, products and technologies. In the event of any future acquisition, we could:

     -  issue shares that would dilute your percentage ownership;

     -  incur debt;

     -  assume liabilities; or

     - incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

     These acquisitions also involve numerous risks, including:

     -  problems combining the acquired operations, technologies or products;

     -  unanticipated costs or liabilities;

     -  diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of acquired organizations.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

OUR SALES WOULD SUFFER IF A KEY SALES REPRESENTATIVE OR DISTRIBUTOR STOPPED SELLING OR REDUCED SALES OF OUR PRODUCTS.

     We sell substantially all of our products through a network of independent sales representatives and distributors, the majority of whom have exclusive rights to sell our products in specific territories or markets. If we are unable to provide competitive sales commissions, maintain an appropriate sales volume, or offer sufficient channel-support, our independent sales representatives and distributors may discontinue sales of our products and switch to representing one or more of our competitors, which would result in reduced sales for us.

WE MAY NEED ADDITIONAL CAPITAL, AND MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON FAVORABLE TERMS OR AT ALL, WHICH COULD LIMIT OUR ABILITY TO GROW AND COULD INCREASE OUR COSTS.

     Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new product offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future.

     Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may render the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded.

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY REQUIREMENTS WHICH COULD INCREASE OUR COSTS AND REDUCE OUR MARKET SHARE.

     Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some or all of our products in order to continue participating in that market. These changes likely would increase manufacturing costs and could create technical advantages for products marketed by our competitors.

RESIDUAL YEAR 2000 ISSUES MAY DISRUPT OUR OPERATIONS, SUBJECT US TO LIABILITIES AND COSTS AND AFFECT THE TIMING OF OUR SALES.

     Since many of our test systems rely on software, they could be affected by Year 2000 issues. To date, we have not identified any specific Year 2000 problems adversely affecting our business. However, we may still be vulnerable to any residual Year 2000 problems causing the failure of any of our products, as a result of which we could lose customers, suffer significant disruptions in our business, lose sales and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could seriously harm our business, financial condition and results of operations.

    RISKS RELATED TO THIS OFFERING AND OWNING OUR SUBORDINATE VOTING SHARES

OUR PRINCIPAL SHAREHOLDER OWNS ALL OF OUR MULTIPLE VOTING SHARES AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS. HOLDERS OF SUBORDINATE VOTING SHARES WILL HAVE A LIMITED ROLE IN OUR AFFAIRS.


     Holders of our subordinate voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share. Following the closing of this offering, Germain Lamonde, our Chairman of the Board, President and Chief Executive Officer, will have control over all of our outstanding multiple voting shares representing 98.0% of the outstanding voting power. As a result, he will be able to control all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combinations. The concentration of ownership would make it more difficult for a third party to acquire our control if Germain Lamonde were to oppose the change of control transaction. This could prevent our shareholders from realizing a premium over the market prices for their subordinate voting shares or from bringing about a change in management.


WE WILL HAVE BROAD DISCRETION REGARDING THE USE OF PROCEEDS FROM THIS OFFERING. IF WE DO NOT USE THE PROCEEDS EFFECTIVELY TO DEVELOP AND GROW OUR BUSINESS, YOUR INVESTMENT COULD SUFFER.


     We intend to use approximately $17.2 million to repay promissory notes issued to satisfy the dividends declared on June 27, 2000 to our existing shareholders and approximately $9.9 million to repay indebtedness. While we do not have specific uses for a significant portion of the balance of the proceeds from this offering, we expect it will give us the opportunity to compete more effectively against our competitors, many of which are larger than we are and have significantly greater financial resources. Although to date we have not identified any specific opportunity nor budgeted for any specific projects, we may use the balance of the proceeds to acquire or invest in related businesses, products and technologies. As a result, our management will have broad discretion in how we use the net proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of the net proceeds from this offering and we may spend these proceeds in ways that do not increase our operating results or market value.


TECHNOLOGY-RELATED STOCK PRICES ARE ESPECIALLY VOLATILE. THIS VOLATILITY MAY DEPRESS OUR SHARE PRICE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT A PRICE AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     Stock market prices for technology companies have been volatile and the market price of our subordinate voting shares may be volatile. In particular, the market prices of the shares of many companies in the technology sector have experienced wide fluctuations that have often been unrelated to their operating performance. As a result, you may not be able to resell your subordinate voting shares at or above the initial public offering price. Although the market price of our subordinate voting shares will in part be based on our operating and financial performance, it may also be based on conditions in the fiber-optic industry and other factors beyond our control.

MORE THAN 38 MILLION SHARES, IN ADDITION TO THE SHARES COVERED BY THIS PROSPECTUS, WILL BE OUTSTANDING AFTER THIS OFFERING AND SALES OF THESE SHARES MAY DEPRESS OUR SHARE PRICE.


     After this offering, we will have 45,707,264 shares outstanding. Sales of a substantial number of our subordinate voting shares in the public market following this offering could cause the market price of our subordinate voting shares to drop. All of the subordinate voting shares sold in this offering will be freely tradeable. Subordinate voting shares issuable upon conversion of 38,000,000 multiple voting shares, held by Germain Lamonde, will be available for sale in the public market 180 days after the date of this prospectus, subject to resale restrictions under applicable Canadian and U.S. securities laws. See "Shares Eligible for Future Sale."


THERE MAY BE NO ACTIVE TRADING MARKET IN OUR SUBORDINATE VOTING SHARES AFTER THIS OFFERING, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL YOUR SHARES.

     Prior to this offering, there was no organized market on which to trade the subordinate voting shares and there can be no assurance that an active market for the trading of the shares will develop or be maintained after this offering. Factors such as our financial results and the financial results of our competitors, general industry conditions and financial markets could result in fluctuations in the share price of the subordinate voting shares.

YOU WILL SUFFER AN IMMEDIATE DILUTION OF YOUR INVESTMENT.


     After giving effect to this offering, the offering price of each subordinate voting share will exceed the net tangible book value per share by $20.62, representing a dilution factor of 85.9%. Accordingly, investors who purchase subordinate voting shares pursuant to this offering will be subject to an immediate dilution in the book value of their investments. See "Dilution."


WE ARE NOT LIKELY TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.


     Except for the dividend declared on June 27, 2000, we do not plan to pay dividends on our subordinate voting shares for at least the next three years. We currently intend to retain any earnings for reinvestment in our business. See "Dividend Policy."


SINCE WE ARE A CANADIAN COMPANY AND MOST OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED IN CANADA, YOU MAY NOT BE ABLE TO ENFORCE ANY U.S. JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US, OUR ASSETS, OUR KEY PERSONNEL OR THE EXPERTS NAMED IN THIS PROSPECTUS.

     We have been organized under the laws of Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this prospectus are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws. See "Enforceability of Civil Liabilities."

OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDERS' APPROVAL, AN UNLIMITED NUMBER OF PREFERRED SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF OUR SUBORDINATE VOTING SHARES. SUCH ISSUANCE MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Our articles of incorporation allow the issuance of an unlimited number of preferred shares in one or more series. After this offering, there will only be one series of non-voting preferred shares outstanding. However, our board of directors may set the rights and preferences of any series of preferred shares in its sole discretion without the shareholders' approval. The rights and preferences of those preferred shares may be superior to those of the subordinate voting shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of subordinate voting shares and could have the effect of delaying or preventing a change of control. See "Description of Share Capital."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We have identified these statements by the use of words such as "may", "will", "expect", "anticipate", "intend", "plan", "estimate", "believe", "continue" or other similar expressions. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this prospectus will transpire. We undertake no obligation and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We have been organized under the laws of Canada and our executive offices are located in Quebec, Canada. Many of our directors, controlling persons and officers and representatives of the experts named in this prospectus, are residents of Canada and a substantial portion of their assets and a majority of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, controlling persons, officers and representatives of experts who are not residents of the United States or to enforce against them judgments obtained in the courts of the United States based upon the civil liability provisions of the federal securities laws or other laws of the United States. There is doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

                           EXCHANGE RATE INFORMATION


     The following table sets forth, for each period indicated, the high and low exchange rates based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York, which is often referred to as the "noon buying rate." The exchange rates are presented as Canadian dollars per $1.00. On June 27, 2000, the noon buying rate was $1.00 equals C$1.4825 and the inverse noon buying rate was C$1.00 equals $0.6745.


                                        YEARS ENDED AUGUST 31,                  SIX MONTHS ENDED
                         ----------------------------------------------------     FEBRUARY 29,
                           1995       1996       1997       1998       1999           2000
                         --------   --------   --------   --------   --------   ----------------
High..................   C$1.4238   C$1.3822   C$1.3995   C$1.5770   C$1.5570       C$1.4952
Low...................     1.3373     1.3285     1.3310     1.3713     1.4512         1.4350
Average(1)............     1.3742     1.3634     1.3707     1.4490     1.5055         1.4652
End of Period.........     1.3432     1.3685     1.3890     1.5745     1.4965         1.4505

---------------
(1) The average of the noon buying rate on the last business day of each month in the period indicated.

                                USE OF PROCEEDS


     We expect to receive approximately $155,240,000 in net proceeds from the sale of 7,000,000 subordinate voting shares in this offering, assuming an initial public offering price of $24.00 per share, after deducting underwriting commissions and our estimated expenses in connection with this offering. We estimate that the net proceeds will be approximately $178,676,000 if the underwriters' over-allotment option is exercised in full.


     Of the net proceeds that we will receive from this offering, we will use:


     - approximately $17.2 million to repay promissory notes issued as payment for dividends that we declared on June 27, 2000 on the Class "A" shares held by GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde, Fiducie Germain Lamonde, a family trust for the benefit of Germain Lamonde and members of his family and G. Lamonde Investissements Financiers inc., a company controlled by Germain Lamonde. The debt evidenced by the promissory notes bears no interest and will be payable on demand;


     - approximately $2.0 million to repay our bank operating loan of C$3.0 million. The loan bears interest at the prime rate of the bank plus
         1/2% and is payable on demand. As of June 7, 2000, the interest rate of this loan was 8.0%. We used the proceeds from that loan to pay the cash consideration and related expenses relating to our acquisition of Nortech Fibronic Inc. in February 2000;


     - approximately $1.3 million to repay a C$2.0 million loan from 9080-9823 Quebec inc., a company controlled by Germain Lamonde. That loan bears interest at a rate equal to the prime rate plus 1% and is payable on demand. As of June 7, 2000, the interest rate of this loan was 8.5%;



     - approximately $2.4 million to repay a C$3.5 million bank loan used in connection with our acquisition of real property on June 7, 2000. The loan bears interest at a rate equal to the prime rate plus 1/2%. As of June 7, 2000, the interest rate of this loan was 8.0%;



     - approximately $4.2 million to pay down debt under our revolving bank credit facility. As of June 7, 2000, the interest rate of this credit facility was 7.0%; and


     - the remaining net proceeds for our working capital and other general corporate purposes, including sales and marketing expenses and research and development expenditures. The amount and timing of these expenditures will vary depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts.

     If the opportunity arises, we may use a portion of the net proceeds to acquire or invest in related businesses, products and technologies. We currently have no commitments or agreements for any material acquisition of, or investment in, any third party. Pending any use of the net proceeds for the above purposes, we intend to invest the funds in short-term, interest-bearing, investment grade securities. See "Business -- Our Strategy."

                                DIVIDEND POLICY

     We have paid the following dividends per share during the five fiscal years ended August 31, 1999 and the six months ended February 29, 2000:


                                       YEARS ENDED AUGUST 31,                   SIX MONTHS ENDED
                         ---------------------------------------------------      FEBRUARY 29,
                          1995       1996       1997       1998       1999            2000
                         -------    -------    -------    -------    -------    ----------------
Class "A" Shares.....    C$0.008    C$0.008         --         --    C$0.113        C$0.002
Class "E" Shares.....         --         --    C$0.008    C$0.008         --             --



     On June 27, 2000 we declared a dividend of C$26.0 million (approximately $17.5 million) to the holders of Class "A" and Class "F" shares. Holders of Class "F" shares will receive a cash payment of C$475,075 (approximately $320,000). We issued promissory notes to the holders of Class "A" shares for an aggregate principal amount of C$25.5 million (approximately $17.2 million). The promissory notes bear no interest and will be repaid from the proceeds of this offering. We do not currently anticipate paying additional dividends for at least the next three years. Our current intention is to reinvest our earnings in our business long-term growth. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of any outstanding indebtedness and will depend upon our financial condition, results of operations, capital requirements and such other functions as our board of directors considers relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 29, 2000:

     -  on an actual basis;


     - on a pro forma basis, giving effect to the exchange of all Class "A" shares into 38,000,000 multiple voting shares, the issuance of 483,196 Class "F" shares to employees under outstanding subscription agreements, the exchange of 707,264 Class "F" shares into subordinate voting shares, and the exchange of all Class "G" shares into 800,000 preferred shares series 1, all of which will occur immediately prior to this offering and the declaration of a $17.5 million dividend on June 27, 2000; and



     - on a pro forma as adjusted basis, giving effect to the sale of 7,000,000 subordinate voting shares offered by this prospectus at an assumed initial public offering price of $24.00 and the application of the estimated net proceeds from this offering.



                                                                   AS AT FEBRUARY 29, 2000
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt (including current portion)...............    $   633     $  633       $    633
Mandatorily redeemable preferred shares:
  Class "B", Class "C" and Class "E" shares: unlimited
  authorized shares, no shares issued or outstanding,
  actual; no shares authorized, issued or outstanding,
  pro forma and pro forma as adjusted....................         --         --             --
  Class "G" shares: unlimited authorized shares, 800,000
  shares issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma and pro
  forma as adjusted......................................        555         --             --
  Preferred shares series 1: no shares authorized, issued
  or outstanding, actual; 800,000 shares authorized,
  issued and outstanding, pro forma and pro forma as
  adjusted...............................................         --        555            555
Shareholders' equity:
  Class "A" shares: unlimited authorized shares,
  38,000,000 issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma and pro
  forma as adjusted......................................          1         --             --
  Class "D" shares: unlimited authorized shares, no
  shares issued or outstanding, actual; no shares
  authorized, issued or outstanding, pro forma and pro
  forma as adjusted......................................         --         --             --
  Class "F" shares: unlimited authorized shares, 224,068
  shares issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma and pro
  forma as adjusted......................................        103         --             --
  Multiple voting shares: no shares authorized, issued or
  outstanding, actual; unlimited authorized shares,
  38,000,000 shares, issued and outstanding, pro forma
  and pro forma as adjusted..............................         --          1              1
  Subordinate voting shares: no shares authorized, issued
  or outstanding, actual; unlimited shares authorized,
  707,264 shares issued and outstanding, pro forma;
  7,707,264 shares issued and outstanding, pro forma as
  adjusted...............................................         --        476        155,716
  Cumulative translation adjustment......................        640        640            640
  Retained earnings......................................     18,304        804            804
                                                             -------     ------       --------
     Total shareholders' equity..........................     19,048      1,921        157,161
                                                             -------     ------       --------
          Total capitalization...........................    $20,236     $3,109       $158,349
                                                             =======     ======       ========

     The table above does not include:


     - 22,485 subordinate voting shares issuable upon conversion of the preferred shares series 1, assuming a conversion price of $24.00 per share, which may occur at our option on November 30, 2000; and



     - 4,470,961 subordinate voting shares reserved for future issuances under our stock option plan, including 609,734 subordinate voting shares to be issued upon the exercise of stock options to be granted prior to the closing of this offering at an exercise price equal to the initial public offering price.

                                    DILUTION

     If you invest in our subordinate voting shares, your interest will be diluted by the amount of the difference between the public offering price per subordinate voting share and the pro forma as adjusted net tangible book value per subordinate voting share of this offering.


     Our pro forma net tangible book value as of February 29, 2000 was $(641,000), or $(0.02) per subordinate voting share. Pro forma net tangible book value per subordinate voting share is equal to our total tangible assets less total liabilities, divided by the number of outstanding subordinate voting shares and multiple voting shares combined.



     After giving effect to our sale of 7,000,000 subordinate voting shares in this offering at an assumed initial public offering price of $24.00 per subordinate voting share and after deducting the estimated underwriting commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of February 29, 2000 is $154.6 million, or $3.38 per share. This figure represents an immediate increase in our pro forma net tangible book value of $3.40 per subordinate voting share to existing shareholders and an immediate dilution of $20.62 per subordinate voting share to new investors. Dilution is determined by subtracting the pro forma as adjusted net tangible book value per subordinate voting share after this offering from the amount of cash a new investor pays for a subordinate voting share. The following table illustrates this dilution to new investors:



    Assumed initial public offering price per subordinate voting
      share.....................................................               $24.00
    Pro forma net tangible book value per subordinate voting
      share as of February 29, 2000.............................    $ (0.02)
    Increase per subordinate voting share attributable to this
      offering..................................................       3.40
                                                                    -------
    Pro forma as adjusted net tangible book value per
      subordinate voting share after this offering..............               $ 3.38
                                                                               ------
    Dilution in net tangible book value per subordinate voting share to
      new investors.............................................               $20.62
                                                                               ======
    Percentage of dilution in relation to the offering price....                 85.9%
                                                                               ======



     If the underwriters exercise their option to purchase additional subordinate voting shares in this offering, our pro forma adjusted net tangible book value as at February 29, 2000 would be $178.0 million, or $3.81 per subordinate voting share, representing an immediate increase in net tangible book value to our existing shareholders of $3.83 per share and immediate dilution to new investors of $20.19 per share.


     The following table summarizes as of February 29, 2000 and after giving effect to the capital reorganization described above, the differences between the number of shares purchased from EXFO, the total consideration paid and the average price per share paid by our existing shareholders and by the new investors in this offering, before deducting the estimated underwriting commissions and estimated offering expenses:


                                         SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    -----------------------    PRICE PER
                                         NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                       ----------    -------    ------------    -------    ---------
    Existing shareholders..........    38,707,264      84.7%    $    477,000       0.3%     $ 0.01
    New investors..................     7,000,000      15.3      168,000,000      99.7       24.00
                                       ----------     -----     ------------     -----
         Total.....................    45,707,264     100.0%    $168,477,000     100.0%
                                       ==========     =====     ============     =====



     If the underwriters' over-allotment option to purchase additional subordinate voting shares is exercised in full, the number of subordinate voting shares held by new investors purchasing subordinate voting shares in this offering will increase to 8,050,000 or 17.2%, of the total shares outstanding after this offering.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     You should read the selected consolidated financial data set forth below in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

     The consolidated statements of earnings data for the years ended August 31, 1995 and 1996 and the consolidated balance sheets data as of August 31, 1995, 1996 and 1997 are derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statements of earnings data for each of the three years ended August 31, 1997, 1998 and 1999 and the consolidated balance sheets data as of August 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors, that are included elsewhere in this prospectus. The consolidated statements of earnings data for the six months ended February 28, 1999 and February 29, 2000 and the consolidated balance sheet data as of February 29, 2000 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normally recurring adjustments, necessary to present fairly this unaudited financial information.

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP in regards to our consolidated financial statements, see note 21 to our consolidated financial statements. Effective September 1, 1999, we adopted the U.S. dollar as the reporting currency for our consolidated financial statements. The financial statements for all periods prior to fiscal 2000 are presented in U.S. dollars in accordance with a translation of convenience method under Canadian GAAP using the representative exchange rate as at August 31, 1999 of $1.00 = C$1.4958. See note 3 to our consolidated financial statements included elsewhere in this prospectus. The historical results below are not necessarily indicative of the results to be expected for any future period.

                                                        YEARS ENDED AUGUST 31,                 SIX MONTHS ENDED
                                            -----------------------------------------------   -------------------
                                                                                              FEB. 28,   FEB. 29,
                                             1995      1996      1997      1998      1999       1999       2000
                                            -------   -------   -------   -------   -------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
AMOUNTS UNDER CANADIAN GAAP
Sales.....................................  $15,016   $19,229   $24,475   $31,605   $42,166   $18,728    $29,111
Cost of sales.............................    6,742     8,456     9,652    11,345    14,998     7,021      9,609
                                            -------   -------   -------   -------   -------   -------    -------
Gross margin..............................    8,274    10,773    14,823    20,260    27,168    11,707     19,502
Operating expenses
  Selling and administrative..............    4,940     6,644     7,827     9,898    13,279     5,964      9,938
  Net research and development............      824     1,216     1,592     3,014     4,315     1,791      3,221
  Amortization of capital and other
    assets................................      294       387       479       657       898       422        611
                                            -------   -------   -------   -------   -------   -------    -------
    Total operating expenses..............    6,058     8,247     9,898    13,569    18,492     8,177     13,770
Earnings from operations..................    2,216     2,526     4,925     6,691     8,676     3,530      5,732
Interest expense (income) -- net..........      390       418        89       (40)     (136)      (46)       (25)
Foreign exchange loss (gain)..............      (42)        7       184      (126)      506       398        116
                                            -------   -------   -------   -------   -------   -------    -------
Earnings before income taxes and
  amortization of goodwill................    1,868     2,101     4,652     6,857     8,306     3,178      5,641
Income taxes..............................      675       430     1,582     2,356     2,492       958      1,887
                                            -------   -------   -------   -------   -------   -------    -------
Earnings before amortization of
  goodwill................................    1,193     1,671     3,070     4,501     5,814     2,220      3,754
Amortization of goodwill..................       --        --        --        --        --        --         42
                                            -------   -------   -------   -------   -------   -------    -------
Net earnings for the period...............  $ 1,193   $ 1,671   $ 3,070   $ 4,501   $ 5,814   $ 2,220    $ 3,712
                                            =======   =======   =======   =======   =======   =======    =======
Basic and fully diluted net earnings per
  share...................................  $  0.03   $  0.04   $  0.08   $  0.12   $  0.14   $  0.05    $  0.10
Basic weighted average number of shares
  used in per share calculations..........   38,000    38,000    38,000    38,000    38,001    38,000     38,425

                                                        YEARS ENDED AUGUST 31,                 SIX MONTHS ENDED
                                            -----------------------------------------------   -------------------
                                                                                              FEB. 28,   FEB. 29,
                                             1995      1996      1997      1998      1999       1999       2000
                                            -------   -------   -------   -------   -------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
  Gross research and development..........  $ 2,070   $ 2,667   $ 2,753   $ 4,406   $ 6,390   $ 2,816    $ 4,696
  Net research and development............  $   824   $ 1,216   $ 1,592   $ 3,014   $ 4,315   $ 1,791    $ 3,221
Dividends per share
  Class "A" shares........................  $ 0.005   $ 0.005        --        --   $  0.08        --         --
  Class "C" shares........................       --        --        --        --   $   340   $   340         --
  Class "E" shares........................       --        --   $ 0.005   $ 0.005        --        --         --
AMOUNTS UNDER U.S. GAAP
Sales.....................................                      $26,752   $32,853   $41,858   $18,340    $29,111
Net earnings for the period...............                      $ 3,356   $ 4,538   $ 5,901   $ 2,245    $ 3,526
Basic and diluted net earnings per
  share...................................                      $  0.09   $  0.12   $  0.15   $  0.05    $  0.09
Basic weighted average number of shares
  used in per share calculations..........                       38,000    38,000    38,001    38,000     38,425
Dividends per share
  Class "A" shares........................  $ 0.006   $ 0.006        --        --   $  0.08        --         --
  Class "C" shares........................       --        --        --        --   $   333   $   333         --
  Class "E" shares........................       --        --   $ 0.006   $ 0.005        --        --         --


                                                             AS AT AUGUST 31,                      AS AT
                                            --------------------------------------------------    FEB. 29,
                                             1995      1996       1997       1998       1999        2000
                                            ------    -------    -------    -------    -------    --------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
AMOUNTS UNDER CANADIAN GAAP
Cash and cash equivalents.................  $1,022    $   482    $   354    $ 1,262    $   423    $   539
Working capital (1).......................   2,293      3,550      5,973      9,797     12,745     13,578
Total assets..............................  11,223     11,725     13,238     17,643     22,840     37,072
Long-term debt (excluding current
  portion)................................      --         40         20         --         --        283
Shareholders' equity......................  $3,105    $ 4,676    $ 7,644    $12,045    $14,679    $19,048
AMOUNTS UNDER U.S. GAAP
Cash and cash equivalents.................                                  $ 1,201    $   423    $   539
Working capital (2).......................                                    9,179     12,781     13,685
Total assets..............................                                   16,785     22,899     37,230
Long-term debt (excluding current
  portion)................................                                       --         --        283
Shareholders' equity......................                                  $11,318    $14,715    $19,155


---------------

(1) Includes 19,000,000 mandatorily redeemable preferred shares with a nominal carrying value as at August 31, 1997 and 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $555,000 as at February 29, 2000.

(2) Includes 19,000,000 mandatorily redeemable preferred shares, with a nominal carrying value as at August 31, 1998 and 800,000 mandatorily redeemable preferred shares with a carrying value of $555,000 as at February 29, 2000.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

OVERVIEW

     EXFO was incorporated on September 18, 1985. We have expanded from a company that provided low cost handheld fiber-optic test and measurements instruments into a company that provides an extensive line of test, measurement and monitoring products. Our original products were focused primarily on the needs of installers and operators of fiber-optic networks. In 1996, we supplemented our product line with an extensive line of scientific products that is dedicated to the manufacturing and research and development markets in the fiber-optic industry. Our scientific products tend to be more complex and higher priced. In 1999, we entered the market for remote fiber test systems. Remote fiber test systems allow carriers to deploy monitoring equipment throughout their networks in order to monitor the status of their fiber-optic networks.

     We sell our products to customers through our direct sales force and indirectly through distribution channels. For products where the software is incidental, we recognize sales when the products are delivered with appropriate provisions made for estimated returns, warranties and support obligations. For products where software is not incidental, sales are separated into two components, product sales and customer support sales. The product sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support sales are deferred based on prices for similar maintenance contracts and recognized ratably over the period of the support arrangement, except where support is provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no upgrades of software are provided.


     We deliver products to a large number of customers. No customer accounted for more than 6.8% of total sales for the year ended August 31, 1999 or 5.5% of total sales for the six months ended February 29, 2000.


     The market for fiber-optic test, measurement and monitoring instruments is highly competitive and we anticipate that the average selling prices of our existing products will decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. Those decreases in the average selling price may be offset by continued product improvement and new product introductions.

     Cost of sales include raw materials, salaries and related expenses for direct and indirect manufacturing personnel and manufacturing overhead. Cost of sales may increase as a percentage of sales in future periods due to the high demand for fiber-optic components, our use of more sophisticated and complex fiber-optic components, as well as the planned expansion of our manufacturing facilities. However, this increase may be mitigated by increased purchasing power and productivity gains related to our expansion.

     Our gross margin varies among our products and we expect that our overall gross margin will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to introduce new products.

     Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel and fees paid to third-party consultants. We are entitled to research and development tax credits granted by the Canadian federal government and the government of the province of Quebec. Federal tax credits are earned on qualified Canadian research and development expenditures at a rate of 20% and can only be used to offset federal income taxes otherwise payable. Provincial tax credits, which are refundable, are earned on qualified research and development salaries in the province of Quebec at a rate of 20%. Additional refundable provincial research and development tax credits are earned at a rate of up to 20%. These additional tax credits are reduced to nil, on a pro-rata basis, as total assets increase from C$25.0 million to C$50.0 million. We are also entitled to government grants resulting from agreements entered into with the government of the province of Quebec. See "Liquidity and Capital Resources." Research and development tax credits and certain government grants are recorded as a reduction of gross research and development expenses. We believe that continued investment in research and development is critical to our long-term success. We expect that our gross research and development expenses will increase with sales in future periods. The rate of research and development tax credits will decrease as our total assets continue to grow.

     Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, management information systems, human resources and other corporate expenses. We intend to expand our sales organization by opening additional international sales offices and service centers. We expect that, in support of our continued growth, the expansion of our sales efforts and our operations as a public company, selling and administrative expenses will continue to increase with sales for the foreseeable future.

     In February 2000, in order to expand our portfolio of test equipment, we acquired Nortech Fibronic Inc., a company specializing in fiber-optic testing and temperature sensing. In connection with the acquisition, we recorded $2.5 million of goodwill, which will be amortized over five years.

     Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP in regards to our consolidated financial statements, see note 21 to our consolidated financial statements included elsewhere in this prospectus. All dollar amounts are expressed in U.S. dollars. Effective September 1, 1999, we adopted the U.S. dollar as the reporting currency for our consolidated financial statements. The financial statements for all periods prior to fiscal 2000, are presented in U.S. dollars in accordance with a translation of convenience method under Canadian GAAP using the representative exchange rate as at August 31, 1999 of $1.00 = C$1.4958. The historical results below are not necessarily indicative of the results to be expected for any future period.

     We believe that period-to-period comparisons of our historical operating results should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks experienced by companies in new and rapidly evolving markets like ours. We cannot assure you that we will successfully address the risks and challenges that we face. Although we have experienced significant sales growth recently, we may not be able to sustain this trend. Furthermore, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of earnings data as a percentage of sales for the periods indicated:

                                                                                SIX MONTHS ENDED
                                                    YEARS ENDED AUGUST 31,     ------------------
                                                    -----------------------    FEB. 28    FEB. 29
                                                    1997     1998     1999      1999       2000
                                                    -----    -----    -----    -------    -------
Sales...........................................    100.0%   100.0%   100.0%    100.0%     100.0%
Cost of sales...................................     39.4     35.9     35.6      37.5       33.0
                                                    -----    -----    -----     -----      -----
Gross margin....................................     60.6     64.1     64.4      62.5       67.0
Operating expenses
  Selling and administrative....................     32.0     31.3     31.5      31.8       34.1
  Net research and development..................      6.5      9.5     10.2       9.6       11.1
  Amortization of capital and other assets......      2.0      2.1      2.1       2.3        2.1
                                                    -----    -----    -----     -----      -----
Earnings from operations........................     20.1     21.2     20.6      18.8       19.7
Interest expense (income) -- net................      0.4     (0.1)    (0.3)     (0.3)      (0.1)
Foreign exchange loss (gain)....................      0.7     (0.4)     1.2       2.1        0.4
                                                    -----    -----    -----     -----      -----
Earnings before income taxes and amortization
  of goodwill...................................     19.0     21.7     19.7      17.0       19.4
Income taxes....................................      6.5      7.5      5.9       5.1        6.5
                                                    -----    -----    -----     -----      -----
Earnings before amortization of goodwill........     12.5     14.2     13.8      11.9       12.9
Amortization of goodwill........................       --       --       --        --        0.1
                                                    -----    -----    -----     -----      -----
Net earnings for the period.....................     12.5%    14.2%    13.8%     11.9%      12.8%
                                                    =====    =====    =====     =====      =====
Research and Development Data:
  Gross research and development................     11.2%    13.9%    15.2%     15.0%      16.1%
  Net research and development..................      6.5%     9.5%    10.2%      9.6%      11.1%

SIX MONTHS ENDED FEBRUARY 29, 2000 COMPARED TO SIX MONTHS ENDED FEBRUARY 28,
1999

SALES

     Sales increased 55.4% from $18.7 million for the six months ended February 28, 1999 to $29.1 million for the six months ended February 29, 2000. This growth was primarily due to the higher demand for our scientific products and a general increase in sales of our other products. Accepted orders increased 74.2% from $18.2 million for the six months ended February 28, 1999 to $31.7 million for the six months ended February 29, 2000.

GROSS MARGIN

     Gross margin increased to 67.0% of sales for the six months ended February 29, 2000 from 62.5% of sales for the corresponding period in 1999. The improvement of the gross margin resulted primarily from increased economies of scale in our production process and from higher margin product sales. The expected expansion of our manufacturing capacity to address future volume growth may have an adverse impact on our gross margin until we can absorb the additional fixed manufacturing expenses through increased sales.

SELLING AND ADMINISTRATIVE

     Selling and administrative expenses increased to $9.9 million during the six months ended February 29, 2000 compared to $6.0 million for the corresponding period in 1999, an increase of 66.6%. As a percentage of sales, selling and administrative expenses amounted to 34.1% for the six months ended February 29, 2000 compared to 31.8% of sales for the six months ended February 28, 1999. The $3.9 million increase in selling and administrative expenses reflects the hiring of additional sales, marketing and administrative personnel and commissions on higher sales volume.

RESEARCH AND DEVELOPMENT

     Gross research and development expenses amounted to $4.7 million for the six months ended February 29, 2000 compared to $2.8 million for the corresponding period in 1999, an increase of 66.8%. As a percentage of sales, gross research and development expenses amounted to 16.1% for the six months ended February 29, 2000 compared to 15.0% for the corresponding period in 1999. The increase in gross research and development expenses reflects the hiring of additional research and development personnel and the outsourcing of non-critical research and development projects.

     Tax credits and grants earned from federal and provincial governments for our research and development activities increased 43.9% to $1.5 million for the six months ended February 29, 2000 compared to $1.0 million for the six months ended February 28, 1999. Research and development tax credits and grants as a percentage of gross research and development expenses amounted to 31.4% for the six months ended February 29, 2000 compared to 36.4% for the six months ended February 28, 1999. The percentage decrease is due to the reduction of the rate of the government tax credits due to the growth in our total assets.

     As a result of these factors, net research and development expenses increased 79.8% to $3.2 million for the six months ended February 29, 2000 compared to $1.8 million for the corresponding period in 1999. Net research and development expenses increased as a percentage of total sales to 11.1% for the six months ended February 29, 2000 compared to 9.6% for the six months ended February 28, 1999.

INCOME TAXES

     Our effective tax rate amounted to 33.7% for the six months ended February 29, 2000 compared to 30.1% for the six months ended February 28, 1999. The increase is due to non-taxable items in the six months ended February 28,1999, which lowered the effective tax rate of that period.

YEAR ENDED AUGUST 31, 1999 COMPARED TO YEAR ENDED AUGUST 31, 1998

SALES

     Sales increased 33.4% from $31.6 million in fiscal 1998 to $42.2 million in fiscal 1999. The increase in sales was due primarily to increased sales of our IQ-200 Optical Test System product and related modules and the overall growth in demand for test and measurement products.

GROSS MARGIN

     Gross margin increased from 64.1% of sales in fiscal 1998 to 64.4% of sales in fiscal 1999. The improvement of the gross margin resulted primarily from increased economies of scale in our production process and increased sales of higher margin products.

SELLING AND ADMINISTRATIVE

     Selling and administrative expenses increased from $9.9 million in fiscal 1998 to $13.3 million in fiscal 1999, an increase of 34.2%. As a percentage of sales, selling and administrative expenses amounted to 31.5% in fiscal 1999 and 31.3% in fiscal 1998. The $3.4 million increase in fiscal 1999 reflects the hiring of additional sales personnel, product managers, marketing and administrative personnel, for the opening of offices in Asia and commissions on higher sales volume.

RESEARCH AND DEVELOPMENT

     Gross research and development expenses amounted to $6.4 million in fiscal 1999 compared to $4.4 million in fiscal 1998, an increase of 45.0%. As a percentage of sales, gross research and development expenses amounted to 15.2% in fiscal 1999 and 13.9% in fiscal 1998. The increase in gross research and development expenses, due primarily to additional personnel, reflects our continued focus on research and development activities.

     Tax credits and grants earned from federal and provincial governments for our research and development activities increased 49.1% to $2.1 million in fiscal 1999 compared to $1.4 million in fiscal 1998. Research and development tax credits and grants as a percentage of gross research and development expenses amounted to 32.5% in fiscal 1999 compared to 31.6% in fiscal 1998.

     As a result of these factors, net research and development expenses increased 43.2% to $4.3 million in fiscal 1999 compared to $3.0 million for fiscal 1998. Net research and development expenses increased as a percentage of total sales to 10.2% for fiscal 1999 compared to 9.5% for fiscal 1998.

INCOME TAXES

     Our effective income tax rate decreased to 30.0% in fiscal 1999 compared to 34.4% in fiscal 1998. The decrease was due to non-taxable items in fiscal 1999.

YEAR ENDED AUGUST 31, 1998 COMPARED TO YEAR ENDED AUGUST 31, 1997

SALES

     Sales increased 29.1% from $24.5 million in fiscal 1997 to $31.6 million in fiscal 1998. The increase in sales was primarily due to increased unit sales of our IQ-200 Optical Test System product and related modules and the overall growth in sales for test and measurement products.

GROSS MARGIN

     Gross margin increased from 60.6% of sales in fiscal 1997 to 64.1% of sales in fiscal 1998. The gross margin increase is due primarily to a reduction in raw materials costs obtained by renegotiating supplier arrangements and by aggregating the number of our suppliers.

SELLING AND ADMINISTRATIVE

     Selling and administrative expenses increased from $7.8 million in fiscal 1997 to $9.9 million in fiscal 1998, an increase of 26.5%. As a percentage of sales, selling and administrative expenses amounted to 31.3% in fiscal 1998 compared to 32.0% in fiscal 1997. The increase of $2.1 million in 1998 reflects the hiring of additional sales personnel, product managers, marketing and administrative personnel and commissions on higher sales volume.

RESEARCH AND DEVELOPMENT

     Gross research and development expenses amounted to $4.4 million in fiscal 1998 compared to $2.8 million in fiscal 1997, an increase of 60.0%. As a percentage of sales, gross research and development expenses amounted to 13.9% in fiscal 1998 and 11.2% in fiscal 1997. The increase in gross research and development expenses, primarily due to additional personnel, reflects our continued focus on research and development activities.

     Tax credits and grants earned from federal and provincial governments for our research and development activities increased 19.9% to $1.4 million in fiscal 1998 compared to $1.2 million in fiscal 1997. Research and development tax credits and grants as a percentage of gross research and development expenses amounted to 31.6% in fiscal 1998 compared to 42.2% in fiscal 1997. The percentage decrease is due to the reduction of the rate of government tax credits due to the growth in our total assets.

     As a result of these factors, net research and development expenses increased 89.3% to $3.0 million for fiscal 1998 compared to $1.6 million for fiscal 1997. Net research and development expenses increased as a percentage of sales to 9.5% for fiscal 1998 compared to 6.5% for fiscal 1997.

INCOME TAXES

     Our effective income tax rate remained relatively constant at 34.4% in fiscal 1998 compared to 34.0% in fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited quarterly results prepared in accordance with Canadian GAAP for the ten fiscal quarters ended February 29, 2000, as well as such data expressed as a percentage of sales for each quarter. This information has been presented on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                 THREE MONTHS ENDED
                                 -----------------------------------------------------------------------------------
                                 NOV. 30,   FEB. 28,   MAY 31,   AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,   AUG. 31,
                                   1997       1998      1998       1998       1998       1999      1999       1999
                                 --------   --------   -------   --------   --------   --------   -------   --------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  EARNINGS
Sales..........................   $7,115     $7,486    $10,069    $6,935     $9,124     $9,604    $10,916   $12,522
Cost of sales..................    2,400      2,421      3,980     2,544      3,402      3,619      3,753     4,224
                                  ------     ------    -------    ------     ------     ------    -------   -------
Gross margin...................    4,715      5,065      6,089     4,391      5,722      5,985      7,163     8,298
Operating expenses
  Selling and administrative...    2,191      2,458      2,448     2,801      2,799      3,165      3,465     3,850
  Net research and
    development................      571        520        972       951        833        958      1,058     1,466
  Amortization of capital and
    other assets...............      148        163        181       165        200        222        223       253
                                  ------     ------    -------    ------     ------     ------    -------   -------
    Total operating expenses...    2,910      3,141      3,601     3,917      3,832      4,345      4,746     5,569
Earnings from operations.......    1,805      1,924      2,488       474      1,890      1,640      2,417     2,729
Interest expense (income) --
  net..........................       10         (5)       (18)      (27)       (24)       (22)       (33)      (57)
Foreign exchange loss (gain)...      (43)        33         13      (129)       204        194        102         6
                                  ------     ------    -------    ------     ------     ------    -------   -------
Earnings before income taxes
  and amortization of
  goodwill.....................    1,838      1,896      2,493       630      1,710      1,468      2,348     2,780
Income taxes...................      623        641        858       234        535        423        725       809
                                  ------     ------    -------    ------     ------     ------    -------   -------
Earnings before amortization of
  goodwill.....................    1,215      1,255      1,635       396      1,175      1,045      1,623     1,971
Amortization of goodwill.......       --         --         --        --         --         --         --        --
                                  ------     ------    -------    ------     ------     ------    -------   -------
Net earnings for the period....   $1,215     $1,255    $ 1,635    $  396     $1,175     $1,045    $ 1,623   $ 1,971
                                  ======     ======    =======    ======     ======     ======    =======   =======

                                 THREE MONTHS ENDED
                                 -------------------
                                 NOV. 30,   FEB. 29,
                                   1999       2000
                                 --------   --------
                                   (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF
  EARNINGS
Sales..........................  $11,688    $17,423
Cost of sales..................    3,733      5,876
                                 -------    -------
Gross margin...................    7,955     11,547
Operating expenses
  Selling and administrative...    4,119      5,819
  Net research and
    development................    1,462      1,759
  Amortization of capital and
    other assets...............      282        329
                                 -------    -------
    Total operating expenses...    5,863      7,907
Earnings from operations.......    2,092      3,640
Interest expense (income) --
  net..........................      (22)        (3)
Foreign exchange loss (gain)...      236       (120)
                                 -------    -------
Earnings before income taxes
  and amortization of
  goodwill.....................    1,878      3,763
Income taxes...................      578      1,309
                                 -------    -------
Earnings before amortization of
  goodwill.....................    1,300      2,454
Amortization of goodwill.......       --         42
                                 -------    -------
Net earnings for the period....  $ 1,300    $ 2,412
                                 =======    =======

                                                                   THREE MONTHS ENDED
                                   -----------------------------------------------------------------------------------
                                   NOV. 30,   FEB. 28,   MAY 31,   AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,   AUG. 31,
                                     1997       1998      1998       1998       1998       1999      1999       1999
                                   --------   --------   -------   --------   --------   --------   -------   --------
CONSOLIDATED STATEMENTS OF
EARNINGS AS A PERCENTAGE OF SALES
Sales............................   100.0%     100.0%     100.0%    100.0%     100.0%     100.0%     100.0%    100.0%
Cost of sales....................    33.7       32.3       39.5      36.7       37.3       37.7       34.4      33.7
                                    -----      -----      -----     -----      -----      -----      -----     -----
Gross margin.....................    66.3       67.7       60.5      63.3       62.7       62.3       65.6      66.3
Operating expenses
  Selling and administrative.....    30.8       32.8       24.3      40.4       30.7       32.9       31.8      30.8
  Net research and development...     8.0        7.0        9.7      13.7        9.1       10.0        9.7      11.7
Amortization of capital and other
  assets.........................     2.1        2.2        1.8       2.4        2.2        2.3        2.0       2.0
                                    -----      -----      -----     -----      -----      -----      -----     -----
    Total operating expenses.....    40.9       42.0       35.8      56.5       42.0       45.2       43.5      44.5
Earnings from operations.........    25.4       25.7       24.7       6.8       20.7       17.1       22.1      21.8
Interest expense (income) --
  net............................     0.1       (0.0)      (0.1)     (0.4)      (0.3)      (0.2)      (0.3)     (0.5)
Foreign exchange loss (gain).....    (0.6)       0.4        0.1      (1.9)       2.2        2.0        0.9       0.1
                                    -----      -----      -----     -----      -----      -----      -----     -----
Earnings before income taxes and
  amortization of goodwill.......    25.9       25.3       24.7       9.1       18.8       15.3       21.5      22.2
Income taxes.....................     8.8        8.5        8.5       3.4        5.9        4.4        6.6       6.5
                                    -----      -----      -----     -----      -----      -----      -----     -----
Earnings before amortization of
  goodwill.......................    17.1       16.8       16.2       5.7       12.9       10.9       14.9      15.7
Amortization of goodwill.........      --         --         --        --         --         --         --        --
                                    -----      -----      -----     -----      -----      -----      -----     -----
Net earnings for the period......    17.1%      16.8%      16.2%      5.7%      12.9%      10.9%      14.9%     15.7%
                                    =====      =====      =====     =====      =====      =====      =====     =====

                                   THREE MONTHS ENDED
                                   -------------------
                                   NOV. 30,   FEB. 29,
                                     1999       2000
                                   --------   --------
CONSOLIDATED STATEMENTS OF
EARNINGS AS A PERCENTAGE OF SALES
Sales............................   100.0%     100.0%
Cost of sales....................    31.9       33.7
                                    -----      -----
Gross margin.....................    68.1       66.3
Operating expenses
  Selling and administrative.....    35.3       33.4
  Net research and development...    12.5       10.1
Amortization of capital and other
  assets.........................     2.4        1.9
                                    -----      -----
    Total operating expenses.....    50.2       45.4
Earnings from operations.........    17.9       20.9
Interest expense (income) --
  net............................    (0.2)      (0.0)
Foreign exchange loss (gain).....     2.0       (0.7)
                                    -----      -----
Earnings before income taxes and
  amortization of goodwill.......    16.1       21.6
Income taxes.....................     5.0        7.5
                                    -----      -----
Earnings before amortization of
  goodwill.......................    11.1       14.1
Amortization of goodwill.........      --        0.3
                                    -----      -----
Net earnings for the period......    11.1%      13.8%
                                    =====      =====


     Quarterly sales figures have varied in the past and may continue to vary significantly in the future. From time to time, we receive large orders which require us to build significant inventories to aggregate for shipment. For example, in the three months ended May 31, 1998, a large order of portable products was delivered, explaining the high level of sales achieved in that quarter. Change in demand for our products may also cause fluctuations quarter-over-quarter. For example, the increased demand for our scientific products generally explained the increase in sales for the three months ended February 29, 2000. Other factors that may cause quarter-over-quarter fluctuations in sales include:

     -  timing of sales;

     -  timing of customer orders;

     -  delivery date requested by the customer;

     -  unexpected delay in introducing new products;

     -  shortage in raw materials supply;

     -  delay in ramping up our manufacturing for high demand products;

     -  cancellation of orders by our customers;

     -  customers' capital budgets available for purchasing our products; and

     -  competitors' products and prices.

     Consequently, these fluctuations in sales can cause significant fluctuations in our gross margin as well as quarterly earnings.

     Gross margin has also varied in the past and may continue to vary significantly in the future depending on the mix of products sold, our capacity to introduce new products with higher margins, our ability to achieve economies of scale in our production process, the impact of large orders with reduced margins, fluctuations in raw materials costs and increases in personnel costs. For nine of the ten quarters, the gross margins were in a range of 62.3% to 68.1%. Gross margins for the quarter ended May 31, 1998 was 60.5%, due to the delivery in March 1998 of a large order of portable products with lower margins.

     As a result of the factors listed above and elsewhere in the "Risk Factors" section of this prospectus, it is possible that in some future periods our results of operations may fall below our expectations as well as the expectations of public market analysts and investors. In addition, we plan to significantly increase our operating expenses to expand our manufacturing, sales and marketing, customers support, administration and research and development activities. If sales fall below our expectations in any quarter and we are unable to reduce our spending appropriately, our operating results would be lower than expected.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed operations and met our capital expenditure requirements primarily through cash flows from our operations, research and development tax credits and government grants. Cash flows from operating activities were $4.6 million for fiscal 1997, $3.2 million for fiscal 1998 and $3.7 million for fiscal 1999. Cash flows used for operating activities were $2.1 million for the six months ended February 29, 2000, reflecting the large increase in accounts receivable and inventories. The increase in accounts receivable is in line with the increase in sales in the quarter ended February 29, 2000. Increased levels of inventory were required to service this growth in sales as well as the expected growth in future sales. As at February 29, 2000, we had cash and cash equivalents of $539,000 and working capital of $13.6 million.


     Net cash used in investing activities was $1.6 million for fiscal 1997, compared to $2.0 million for fiscal 1998, $1.2 million for fiscal 1999 and $2.3 million for the six months ended February 29, 2000. The cash used in fiscal 1997, 1998 and 1999 was primarily for capital expenditures and short-term investments. The cash used for the six months ended February 29, 2000 was primarily for capital expenditures and the Nortech Fibronic Inc. acquisition. On February 4, 2000, we acquired Nortech Fibronic Inc., for a total consideration of approximately C$4.1 million of which approximately C$3.0 million was paid in cash, C$800,000 of which was paid by the issuance of Class "G" shares of EXFO, which will be converted into preferred shares series 1 prior to the closing of this offering and of which C$200,000 was paid by a non-interest-bearing debenture payable in November 2000. We purchased on June 7, 2000 a building located in Vanier, Quebec for C$4.9 million financed through a C$3.5 million bank loan and our available credit facility. We expect to make additional capital expenditures in fiscal 2000 of approximately $5.8 million, primarily for improvements to the building being acquired, the acquisition of production equipment, the acquisition of research and development equipment and new management information systems.



     Net cash used in financing activities are primarily due to dividends paid in fiscal 1999 and fiscal 1998 and to dividends paid and repayments of bank advances and long-term debt in fiscal 1997. The total amount of bank advances outstanding increased to $5.4 million as at February 29, 2000 compared to nil at August 31, 1999. This substantial increase is due in part to the acquisition of Nortech Fibronic Inc., for which we used approximately $2.1 million under our operating loan facility. The balance of the increase results form advances drawn under our available lines of credit in order to finance working capital requirements, namely inventories and accounts receivable. In addition, we declared a dividend on June 27, 2000 of C$26.0 million (approximately $17.5 million). We do not expect to pay any additional dividends for at least the next three years.


     Pursuant to an agreement with the Quebec Minister of Industry, Commerce, Science and Technology, the Minister agreed to provide grants for job creation up to a maximum of approximately C$2.2 million over the period from January 1, 1998 through December 31, 2002. These grants are payable based on the number of full time jobs created during the period. In addition the Minister agreed to contribute grants, up to a maximum of C$600,000 towards interest costs incurred for the period from January 1, 1998 through December 31, 2002. Among other conditions, each job created must be maintained for a minimum period of five years from the date of hire. Should this or other conditions not be met, the Minister may enforce various recourse options including suspension or cancellation of the agreement or repayment of amounts received by us. See "Risk Factors -- We may not be able to sustain our research and development activities as our research and development credits and grants decline" and "Risk Factors -- Unexpected declines in our research and development credits and grants may have an adverse effect on our business."

     We have available credit facilities that provide for advances of up to C$11.5 million under lines of credit and C$3.0 million as an operating loan. These facilities, which must be renewable annually, bear interest at margins over prime rate ranging between nil and 1.25%. Accounts receivable, inventories and all tangible and intangible assets have been pledged as security against these facilities. As at February 29, 2000, an amount of C$7.7 million has been drawn against the facilities. The interest rate of credit facilities drawn in Canadian dollars is the Canadian prime rate (7.5% as at June 7, 2000) and the credit facilities drawn in United States dollars is the U.S. prime rate (10.0% as at June 7, 2000).

     We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, expand internationally and build the infrastructure necessary to support our growth. As a result, we anticipate that capital expenditures will continue to increase in absolute dollars for at least the next three years. We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to fund our operations for at least the next 12 months. Prior to or following the end of this period, we may need or choose to raise additional funds or seek other financing arrangements in order to facilitate more rapid expansion, including significant increases in personnel and office facilities, to develop new or enhance existing products or services, to respond to competitive pressures, or to acquire or invest in complementary businesses, technologies, services or products. In the event that additional financing is required, we may not be able to raise it on acceptable terms or at all.

NEW ACCOUNTING STANDARDS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard, which must be applied prospectively, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Under SFAS No. 133, all of our forward exchange contracts would be carried on the balance sheet at fair value and any unrealized gains or losses at each balance sheet date would be included in other comprehensive income.

     On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB")101, "Revenue Recognition." SAB 101, as amended by SAB 101A, is effective commencing in the first fiscal quarter of the first fiscal year beginning after December 15, 1999. The implementation of this SAB is not expected to have any material effect on our financial statements or revenue recognition policy on future periods.

MARKET RISK

Currency Risks

     We are exposed to currency risk as a result of our export of products manufactured in Canada, substantially all of which are denominated in U.S. dollars. Our exposure to foreign exchange rate fluctuations is partially hedged by operating expenses of our U.S. and European subsidiaries and the portion of our raw materials purchased which are denominated in U.S. dollars. In addition, we frequently enter into forward exchange contracts to sell U.S. dollars at fixed forward rates in exchange for Canadian dollars in order to manage the risk of exchange rate fluctuations between the Canadian and U.S. dollars on cash flows related to anticipated future revenue streams and firmly committed future sales transactions denominated in U.S. dollars. We do not enter into forward exchange contracts for trading purposes.

     The following table summarizes the forward exchange contracts in effect as at February 29, 2000, classified by expected transaction dates, none of which exceed two years. The table below presents the notional amounts of such contracts (in thousands of dollars) along with the weighted average contractual forward rates under such contracts. The notional amounts of such contracts are used to calculate the contractual payments to be exchanged under these contracts.

                                                                 YEARS ENDING
                                                                  AUGUST 31,
                                                               ----------------
                                                                2000      2001
                                                               ------    ------
Forward exchange contracts to sell U.S. dollars in exchange
  for Canadian dollars
  Contractual amounts.......................................   $3,000    $4,600
  Weighted average contractual exchange rates...............   1.5010    1.4898
                                                               ------    ------

Interest Rate Risks

     The table below presents information about our financial instruments that are sensitive to changes in interest rates, including debt instruments. For debt instruments, the table presents the expected cash flows related to future principal repayments and the related interest rates. Debt instruments that are due on demand have been assumed to fall due during the year ending August 31, 2000. The table presents such debt instruments, which are all denominated in Canadian dollars, presented in U.S. dollars using the prevailing exchange rate as at February 29, 2000 of $1.00 = C$1.4403. Effective interest rates disclosed below for instruments which bear interest at variable rates are those in effect as at February 29, 2000.


                                                                  YEARS ENDING AUGUST 31,
                                                               ------------------------------
                                                                2000     2001    2002    2003
                                                               ------    ----    ----    ----
                                                                    (IN THOUSANDS EXCEPT
                                                                        PERCENTAGE)
Non-interest-bearing debt (excluding trade liabilities and
  deferred grants, including mandatorily redeemable
  preferred shares)........................................    $  711    $ 16    $ 16     --
Loan from company under common control.....................    $1,388      --      --     --
  Effective interest rate..................................      7.75%
Variable interest rate debt................................    $   98    $182    $129    $36
  Effective interest rate..................................      8.28%
Bank advances..............................................     5,351      --      --     --
  Effective interest rate..................................      6.83%


Fair Value

     As at February 29, 2000, financial instruments whose fair value approximate their carrying value include cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities, dividends payable, mandatorily redeemable preferred shares, loan from a company under common control, and long-term debt.

     The fair value of the forward exchange contracts as at February 29, 2000, based on the prevailing exchange rate at that date of $1.00 = C$1.4403, amounted to C$10.9 million compared to a contractual value of C$11.4 million, resulting in an unrealized gain of C$409,800 (approximately $285,000).

                             CORPORATE INFORMATION

CORPORATE HISTORY

     EXFO was incorporated on September 18, 1985 pursuant to the Canada Business Corporations Act. Since that date, we have amended our articles on various occasions:

     - on August 9, 1996, to add the English version of EXFO Electro-Optical Engineering Inc. to our name;

     - on August 31, 1998, to change our name from Ingenierie Electro-Optique EXFO Inc./EXFO Electro-Optical Engineering Inc. to EXFO Ingenierie Electro-Optique Inc./EXFO Electro-Optical Engineering Inc. and to create the Class "F" shares;

     -  on September 2, 1998, to effect a split of our Class "A" shares;

     - on September 3, 1998 to effect a split of our Class "E" shares and to convert our Class "E" shares into Class "A" shares;

     -  on February 7, 2000, to create our Class "G" shares;

     -  on April 13, 2000, to amend our articles of incorporation in order to:

       -- repeal pre-emptive rights in favor of our shareholders;

       -- repeal our right to have a lien over shares of shareholders who are indebted to us;

       -- amend the rights of the holders of Class "F" shares; and

       -- repeal rights of first refusal in favor of our shareholders; and

     -  on June 8, 2000, to amend our articles of incorporation in order to:

       -- eliminate the private-company restrictions; and

       -- provide for a board of directors of a minimum of three and a maximum of 12 directors.


     Immediately prior to this offering, we will file articles of amendment to create a class of multiple voting shares, a class of subordinate voting shares and a class of preferred shares issuable in series and to exchange the Class "A" shares into multiple voting shares, the Class "F" shares into subordinate voting shares and the Class "G" shares into preferred shares series 1.


     In 1996, GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde, acquired a majority interest in GAP Optique S.A., a Swiss limited liability company carrying out activities in the field of fiber-optic testing and measurement technology. In 1996, GEXFO, EXFO, GAP Optique and the University of Geneva entered into agreements whereby GAP Optique, EXFO and GEXFO obtained worldwide exclusive rights to commercially develop, manufacture and market specified technologies relating to fiber-optic telecommunications testing and measurement instruments developed by the University of Geneva. In addition, GAP Optique, EXFO and GEXFO acquired priority rights over the marketing of fiber-optic telecommunication testing and measurement instruments prototypes designed by the University of Geneva. This agreement was renegotiated under similar terms and conditions in 1999 for a five-year term. On June 1, 2000, we acquired the 85% interest held by GEXFO in GAP Optique for a consideration equal to its book value of approximately $16,000 and GEXFO transfered all of its rights in the agreements to us.


     In February 2000, we acquired all of the shares of Nortech Fibronic Inc., a company specializing in fiber-optic testing and temperature-sensing for a total consideration of $2.8 million of which $2.1 million was paid in cash. We also issued C$800,000 (approximately $540,000) of Class "G" shares and a debenture of C$200,000 (approximately $135,000) bearing no interest and payable on November 30, 2000.


CAPITAL REORGANIZATION


     As of June 27, 2000, our authorized share capital was composed of an unlimited number of Class "A" shares, Class "B" shares, Class "C" shares, Class "D" shares, Class "E" shares, Class "F" shares and Class "G" shares, of which 38,000,000 Class "A" shares, 707,264 Class "F" shares and 800,000 Class "G" shares were issued and outstanding.



     Immediately prior to this offering, we will modify our authorized share capital to:


     -  an unlimited number of subordinate voting shares without par value;

     -  an unlimited number of multiple voting shares without par value; and

     - an unlimited number of preferred shares without par value, issuable in series.

     As a result of the reorganization:

     - the 38,000,000 Class "A" shares will be exchanged into 38,000,000 multiple voting shares;


     - the 707,264 Class "F" shares will be exchanged into 707,264 subordinate voting shares; and


     - the 800,000 Class "G" shares will be exchanged into 800,000 preferred shares series 1.

     The exchange of Class "A" shares into multiple voting shares, of Class "F" shares into subordinate voting shares and of Class "G" shares into preferred shares series 1 is part of the capital reorganization and will not involve any disbursement of funds. Likewise, the conversion of the preferred shares series 1 will not involve any disbursement of funds and is based on a predetermined formula. See "Description of Share Capital -- Preferred Shares Series 1."

CORPORATE STRUCTURE

     The following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries.

                             --------------------
                             EXFO ELECTRO-OPTICAL
                               ENGINEERING INC.
                                    CANADA
                             --------------------
                                       |
           -------------------------------------------------------------------
           | 85%                       |  100%                      | 100%
----------------------       ----------------------       ---------------------

   GAP Optique S.A.            GEXFO Distribution         Nortech Fibronic Inc.
     (Switzerland)             Internationale Inc.              (Canada)
                                    (Quebec)

----------------------       ----------------------       ----------------------
                                       |                            |
           -----------------------------                            |
           |                           |                            |
           |  100%                     | 100%                       | 100%
----------------------       ----------------------       ----------------------

 EXFO Europe S.A.R.L.           EXFO America Inc.         Nortech Fibronic Inc.
       (France)                    (Delaware)                    (Texas)

----------------------       -----------------------      ----------------------

                                    BUSINESS

OVERVIEW

     We are a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. We believe that we are the largest manufacturer of test, measurement and monitoring instruments that is exclusively dedicated to fiber optics. Fiber-optic test, measurement and monitoring equipment is mainly used by optical network carriers, manufacturers, and research and development laboratories to measure the physical characteristics of optical fiber and related hardware.

     EXFO was founded in 1985 in Quebec City. We have grown from a two-employee supplier of portable handheld test instruments to a leading designer, manufacturer and marketer of an extensive line of fiber-optic test, measurement and monitoring instruments. We currently employ more than 650 employees and our products are distributed in over 70 countries. We have been profitable each year of our 15-year existence.

     We develop products principally for two markets. Our Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. Our Scientific Division, established in 1996, designs an extensive line of more sophisticated and higher performance instruments for manufacturers of optical components, value-added optical modules and optical networking systems. Our Scientific Division also designs products for research and development markets. We leverage technologies that we develop for our Scientific Division into products for our Portable and Monitoring Division.

     In 1999, we released the first version of our remote fiber test system, which surveys and monitors a fiber-optic network. Our remote fiber test system consists of rack-mounted remote test units, which are strategically deployed along a fiber-optic network and a test system controller that retrieves information from as many remote test units as required. The test system controller is typically located inside a network operations center. The information obtained from these remote test units is combined with data from a geographic information system in our software to pinpoint the exact location of a system failure.

     We have received 40 industry and commerce awards. Every year since 1995, we have been recognized as one of the 50 Best-Managed Private Companies in Canada by Arthur Andersen Consulting and the Financial Post. We have maintained ISO 9001 certification since 1994.

INDUSTRY OVERVIEW

Optical Networking Market

     The past decade has witnessed an explosive growth in the volume of data traffic largely due to the soaring popularity of the Internet and related bandwidth-intensive applications. According to the Angus Reid Group, a leading market research company, the number of Internet users around the world is expected to increase from 300 million in early 2000 to 1 billion by 2005. Ryan, Hankin & Kent, a leading telecom market research firm, forecasts that Internet traffic will increase from 350,000 terabytes, or trillions of bytes, per month at the end of 1999 to more than 15 million terabytes per month in 2003, representing a compound annual average growth rate of 156%.

     The dramatic increase in Internet users and traffic has created a tremendous need for high-bandwidth communications networks. To meet this increasing demand for bandwidth, many communications service providers are designing and installing new networks based on optical fiber, deploying additional fiber within their existing networks, or using advances in optical technology such as dense wavelength division multiplexing, or DWDM. DWDM involves combining beams of light of slightly different wavelengths through a single fiber, with each wavelength carrying its own stream of information. This technique requires separate laser sources for each signal or channel and more complex equipment to control and amplify the signal in the network. Some DWDM systems can carry as many as 160 separate channels per optical fiber. According to Ryan, Hankin & Kent, the global DWDM and optical networking market is expected to increase from $13 billion in 2000 to $41 billion in 2003.

     Until recently, most of the fiber deployed had been dedicated to long-haul and inter-office networks. The fiber-optic industry, however, is beginning to shift its focus towards more complex metropolitan networks for business-to-business applications and fiber-to-the-curb networks for residential applications. These networks require more complex optical systems than long-haul and inter-office networks.

     Manufacturers are finding it difficult to keep pace with carrier demand for optical fiber and optical networking equipment. At the end of 1999, 22.7 million kilometers of fiber had been deployed in North America alone and this figure is expected to reach 68.1 million kilometers by 2004, according to Kessler Marketing Intelligence, a leading fiber-optic market research company. Corning Incorporated, a world-leading manufacturer of optical fiber, announced earlier this year that it plans to invest $750 million in order to expand its optical fiber manufacturing capacity by 50%. Nortel Networks Corporation, a leading supplier of DWDM equipment, announced in November 1999 that it will invest $400 million to triple its manufacturing capacity of high-performance optical Internet systems.

Optical Test, Measurement and Monitoring Equipment Market

     Conventional test, measurement and monitoring instruments used by telecommunications carriers and manufacturers of communications equipment were designed for electrical transmission systems and are unsuitable for optical networking. Unlike traditional electrical transmission systems, which transmit electrical signals along copper wires, fiber-optic transmission systems use pulses of light along glass or plastic fiber, often referred to as optical fiber. When light travels along optical fiber and through the optical components and systems that link, optical fibers together, it is subject to unwanted effects such as reflection, attenuation, noise and various types of dispersion, all of which degrade signal quality and reduce transmission performance. Fiber-optic test, measurement and monitoring equipment is critical for measuring these effects and helping communications carriers and manufacturers of optical components, value-added optical modules and optical networking systems ensure network performance and reliability. The following are the main uses for fiber-optic test, measurement and monitoring equipment:

     - NETWORK INSTALLATION. Carriers and third-party network installers use test and measurement instruments to ensure the quality of networks as they are being deployed.

     - NETWORK MAINTENANCE AND REPAIR. Carriers and third-party service companies use test and measurement instruments to diagnose and repair problems within an optical network.

     - NETWORK MONITORING. By continually monitoring the quality of an optical signal as it passes through a network, carriers can reduce downtime through faster detection and diagnosis of network problems.

     - MANUFACTURING. Manufacturers in the fiber-optic industry use test measurement equipment during production and assembly as well as for quality control and conformity testing.

     - RESEARCH AND DEVELOPMENT. Developers and manufacturers in the fiber-optic industry require sophisticated test and measurement equipment during the prototyping stage of product development.

MARKET OPPORTUNITY

     Demand for fiber-optic test, measurement and monitoring equipment is driven by the following key trends:

     INCREASED PRODUCTION OF CABLE AND FIBER. Cable and fiber manufacturers are increasing production of optical fiber in order to meet the growing demand from telecommunications carriers. Manufacturers of optical fiber require additional test and measurement equipment to fulfill their product development and quality control requirements. Fiber and cable manufacturers require improved test and measurement instruments as they develop better products to respond to the demand for increased transmission speeds and higher DWDM channel counts.

     QUALIFICATION OF EXISTING PLANTS AND FURTHER DEPLOYMENT OF FIBER. Carriers are upgrading their existing fiber networks, deploying more fiber and using more advanced optical transmission technologies, such as DWDM, to handle the increased demand for bandwidth. Test, measurement and monitoring equipment is required for the qualification of existing fiber plants; for the installation, maintenance and troubleshooting of newly deployed fiber and for the installation and verification of DWDM networks.

     MORE COMPLEX OPTICAL NETWORKS. The trend towards more complex optical networks has rendered test, measurement and monitoring increasingly important. First-generation fiber-optic networks carried only one wavelength and demanded simpler loss measurements. Rapid advances in fiber-optic data transmission are producing networks with higher data speeds, higher power transmission lasers, greater distances without reamplification, more narrowly spaced DWDM channels and higher channel counts. Optical equipment used in these new and more complex networks requires the verification of several parameters for each DWDM wavelength and has created a demand for more complex test, measurement and monitoring instruments.

     CONTINUED WORLDWIDE TELECOMMUNICATIONS DEREGULATION. Continued deregulation of telecommunications markets has forced many carriers to upgrade their networks to compete for customers. In order to compete, carriers must offer services to provide increased bandwidth with greater reliability, while at the same time reducing costs. To respond to these market conditions, carriers are increasingly using sophisticated test, measurement and monitoring equipment to ensure network quality, as fiber networks are being deployed and to reduce restoration time for operating networks.

     GROWING USE OF CUSTOMIZED AUTOMATED TEST SYSTEMS. Optical components, value-added optical modules and optical networking systems are typically assembled and aligned by hand. This task involves the extensive use of optical measurement during the manufacturing and assembly process as well as during final testing and certification. As systems become more complex, the number of individual tests that must be performed increases dramatically. Testing and certification procedures represent a significant portion of the total time required to manufacture optical components, value-added optical modules and optical networking systems. As a result, manufacturers are continually looking for ways to automate their test and certification procedures. Although optical components, value-added optical module and optical networking systems manufacturers have typically integrated commercially available test instruments into customized, automated test systems in-house, they are increasingly turning to third-party test and measurement manufacturers to provide innovative solutions, so that they can focus scarce technical resources on product development and production.

     MORE STRINGENT INDUSTRY REQUIREMENTS. Industry standards committees, such as the Telecommunication Industry Association, International Electrotechnical Commission and International Telecommunications Union, are adopting more stringent technical specifications to address increased transmission rates, greater power and higher channel counts being demanded by the industry. Manufacturers of optical components, value-added optical modules and optical networking systems, as well as network carriers and installers, all require improved test, measurement and monitoring solutions to meet the demands of advanced optical networks.

THE EXFO SOLUTION

     We believe that we offer the most extensive range of products in the fiber-optic test, measurement and monitoring industry. Our success has been largely based on our exclusive focus on fiber-optic test, measurement and monitoring instruments. We have developed optical technologies and advanced testing algorithms that we leverage across our various product lines.

     The success of our solution is based on the following key attributes:

     MODULAR SYSTEM DESIGN. In 1996, we introduced the first products designed around our modular system design. These system designs consist of Windows-based platform that can accommodate several data acquisition test modules. We have since developed products for each of our divisions based on the same modular design. Our modular design provides the following advantages:

     - Unlike stand-alone units, new test modules can be rapidly developed to address the changing requirements of the industry.

     - As customers' testing requirements change, they can purchase additional modules that are compatible with their previously purchased platforms, thus protecting their initial investments.

     - Our standard graphical user interface reduces training costs because customers are familiar with previously acquired software products.

     - The flexibility of our systems allows customers to develop customized and automated solutions directed at specific testing requirements.

     The diagram below illustrates our modular system design:

                                      LOGO

     HIGH DEGREE OF TECHNOLOGICAL INNOVATION. We have continually been at the forefront of fiber-optic test, measurement and monitoring technology. For example, we were the first in our industry to develop and commercialize a number of fiber-optic test and measurement products:

     - All-in-one loss test set. In 1992, we launched the first handheld unit for automated bidirectional loss testing. This rugged and compact loss test set combined four high-performance instruments in a single unit. The all-in-one loss test set, based upon our patented technology, allowed the user to save a considerable amount of time in the field. In 1997, we released a second-generation of this product which combines six instruments in a single unit.

     - Portable modular platform. In 1996, we released the FTB-300 Universal Test System, which was the first portable test platform in our industry based on a modular design. This portable modular platform, which includes multiple optical testing technologies, enables the user to carry out numerous test operations for outside plant installation, maintenance and troubleshooting applications.

     - Portable polarization mode dispersion analyzer. In 1996, we introduced the industry's first handheld polarization mode dispersion analyzer. Polarization mode dispersion is a physical phenomenon inherent to optical fiber and other optical components that causes a spreading of light pulses as they travel along a fiber, thus degrading the transmission signal.

     PRODUCTS OF HIGH QUALITY. Product quality is an integral part of our solution. We have implemented a comprehensive quality assurance program, which has been certified ISO 9001 since 1994. Our products meet industry standards, such as those set by Telcordia, formerly Bellcore, an industry-leading standards body. During manufacturing, each product has a related quality assurance plan, with rigorous checkpoints, to reduce defects to a minimum. More than 40 people are dedicated to various tasks in the quality assurance process including quality control, conformity testing, product documentation, product improvement, regulatory compliance, metrology and calibration.

     SUPERIOR CUSTOMER SUPPORT. We use highly qualified and specialized internal groups to offer pre-sales evaluation, installation, channel and customer training, communications and post-sales support. We believe that this approach provides us with an advantage over our competitors, who often outsource some of these functions. Our inside sales group is mainly responsible for supporting our sales force, selecting instruments that best match our customers' testing, measurement and monitoring needs and for providing detailed quotations. Our customer support group manages three main tasks: order processing, technical support and training and calibration and repair services. Furthermore, our communications and marketing group, which operates like an internal advertising agency, educates our customers and our sales force by providing detailed marketing and technical information. Literature includes specification sheets, application notes, media releases, product catalogues and a bi-monthly corporate newsletter. Finally, our writing services group, which consists of more than 15 university-trained professionals, provides technical writing for product instruction manuals and online help. We translate most of our documentation in seven different languages.

OUR STRATEGY

     We intend to expand our leadership position in the fiber-optic test, measurement and monitoring industry and to increase our market share through the following initiatives:

     EXPAND TECHNOLOGICAL LEADERSHIP. We believe that our ultimate success will depend on our ability to introduce enhanced products that meet the changing needs of our customers. We, therefore, will continue to invest heavily in research and development. We have increased gross research and development expenditures from 11.2% to 15.2% of total sales between the years ended August 31, 1997 and August 31, 1999 and we intend to spend between 12% to 16% of our sales on research and development during the next three years. We also intend to dedicate more than 25% of our employees to research and development, including an advanced research group that carries out research activities, monitors technological trends in the industry and maintains links with numerous universities, industry associations and standards bodies.

     We also intend to maintain our profile as experts in the field of fiber-optic test, measurement and monitoring instrumentation through activities such as publishing our DWDM reference guide, a widely distributed reference tool and presenting scientific papers at industry conferences, such as the Optical Fiber Conference and the National Fiber-Optic and Engineering Conference.

     INVEST IN STRATEGIC SECTORS. We have established a structured review process to ensure that our research and development activities are aligned with our corporate strategy. This rigorous review process has led us to focus on the following strategic sectors:

     - DWDM Market. We recently launched a number of DWDM testing solutions, including optical spectrum analyzers, tunable laser sources and fully automated test systems to capitalize on the DWDM market opportunity. We believe that we are well positioned to take advantage of this growing market because we offer one of the most comprehensive selections of DWDM test products. We intend to further improve our DWDM testing solutions to address the requirements of systems requiring higher channel counts and increased transmission speeds.

     - Network Monitoring Market. Carriers have become increasingly concerned about the loss of revenue related to system downtime, especially with the widespread deployment of DWDM networks that concentrate data traffic along fewer fibers. As a result, carriers need to automatically carry out network monitoring in real time to locate faults and degradation points along a network in order to prevent system downtime or shorten restoration time. We have developed our remote fiber test system to address the needs of this market. As carriers' optical networks become more complex, we intend to upgrade our remote fiber test system by providing features like wavelength monitoring, which enables the analysis of power and drift of each wavelength and by supplying improved software for better integration with carriers' existing operational support systems.

     - Scientific Product Market. We believe that several new market opportunities exist for our family of scientific products, especially with the increasing reliance of optical component, value-added optical module and optical networking system manufacturers on automated test, measurement and monitoring equipment. We intend to provide manufacturers with both off-the-shelf and customized test solutions. We have established a team of 13 product managers in this division, consisting of engineers and scientists, several of whom hold master's or doctorate degrees in Optical Sciences or Electrical Engineering.

     LEVERAGE OUR MODULAR DESIGN. The modularity and compatibility of our Windows-based platforms enable us to offer the same instrument design to as many as three different market segments with a single research and development project. This practice lessens the number of different designs, including optical, mechanical, electronics and software, that we must develop and manufacture. We intend to capitalize on the flexible architecture of our Windows-based systems to expand our solutions portfolio and to offer specialized products to specific markets. By being able to provide new functionality through the design of a new module rather than through the design of a complete instrument, we can be quicker to market with new testing technologies and provide more specialized testing solutions.

     EXPAND SALES AND MARKETING EFFORTS. We have adopted a focused sales and marketing approach to improve service to existing customers and to pursue new customer opportunities. We intend to:

     - expand our direct sales force by opening additional international offices;

     - bolster our key account management program by hiring application engineers dedicated to large system manufacturers that are current customers, such as Nortel Networks Corporation, Lucent Technologies, Inc. and Alcatel Optronics;

     -  increase our network of distributors worldwide;

     - open additional service centers in selected, high-growth markets to support our sales activities with calibration and repair services; and

     - deploy a customer relationship management software initiative to keep better track of our customers' individual demands and to store information about potential customer opportunities, profiles and histories.


     REDUCE DELIVERY LEAD TIMES. The majority of our sales are derived from complex products that are assembled to order. We maintained an average delivery lead time of 30 calendar days for our products during the twelve months ended May 31, 2000. However, in recent weeks we have experienced an increase in delivery lead times. We believe that our delivery lead times are shorter than most of those of our competitors. To further reduce our delivery lead times, we have adopted a number of measures:


     - Adhere to Vertically Integrated Manufacturing. We handle all major manufacturing operations in-house because we generally produce short runs of complex products. We believe it is a competitive advantage to have our manufacturing operations centralized since we have greater flexibility and better control over our delivery lead times.


     - Increase Manufacturing Capacity. We recently purchased a building of approximately 112,000 square feet and we intend to make available 60,000 square feet of this additional space for manufacturing. This facility, once equipped, should increase our manufacturing floor space by 167%.


     - Implement Enterprise Resource Planning and Supply-Chain Management Software Tools. We intend to improve our information systems environment by implementing enterprise resource planning and supply-chain management software tools. This will enable us to enhance our forecasting, planning and scheduling and procurement activities.

     PURSUE COMPLEMENTARY ACQUISITIONS. We believe that market fragmentation in the test, measurement and monitoring industry creates opportunities for consolidation. We plan to pursue strategic acquisitions that will provide us with additional key technologies, complement our product offerings, increase our sales channels and add to our overall level of expertise.

PRODUCTS

     Our products are designed for the fiber-optic test, measurement and monitoring industry. We have adapted our product offerings to meet the needs of two main markets: portable and monitoring products for the carrier market and scientific products for the optical component, value-added optical module and optical networking system manufacturer market.

     The carrier market primarily encompasses the needs of telecommunications carriers, such as AT&T Corporation, Bell Atlantic Corporation, GTE Corporation and TelMex S.A. de C.V., cable television companies, public utilities, private network operators, as well as third-party network installers and equipment rental companies. This market requires rugged, field-portable and easy-to-use equipment.

     The scientific product market includes optical component and value-added optical module companies such as E-Tek Dynamics, Inc. and JDS Uniphase Inc.; optical system manufacturers such as Nortel Networks Corporation and Lucent Technologies, Inc.; optical fiber and cable manufacturers such as Corning Incorporated, Lucent Technologies, Inc. and Sumitomo Electric Lightwave Corp.; as well as university and government research laboratories.

     At the core of our test, measurement and monitoring instruments are our FTB-300 Universal Test System (UTS) and IQ-200 Optical Test System (OTS) products. Our FTB-300 UTS provides carriers with a simple, yet efficient way to perform multiple, advanced test operations for installation, maintenance and troubleshooting applications. Our IQ-200 OTS is a scalable unit that is suited for manufacturing, laboratory engineering and research applications. The added benefit of our IQ-200 OTS is that manufacturers can design their own automated test setup or we can customize a setup for them. Our FTB-300 UTS and IQ-200 OTS platforms are fully supported by integrated and highly intuitive graphical user interfaces, enabling the user to easily store, handle and retrieve a large amount of data.

     At the Optical Fiber Conference in March 2000, we introduced 13 new products, including optical spectrum analyzer test modules for our FTB-300 UTS and IQ-200 OTS platforms, widely tunable laser sources for DWDM testing, automated test systems for DWDM optical components and value-added optical modules, a single-slot optical time domain reflectometer platform and related test modules, as well as high-power and low-polarization sensitivity power meters.

     The following table summarizes the principal types of instruments we provide, their typical applications and the format in which we offer them:

                                                                                                      FORMAT
                                                                                --------------------------------------------------
  INSTRUMENT TYPE                       TYPICAL APPLICATION                            PORTABLE                 SCIENTIFIC
  ---------------     --------------------------------------------------------  ----------------------   -------------------------
                                                                                  FTB 300                   IQ200       BENCHTOP
                                                                                UTS MODULES   HANDHELD   OTS MODULES   INSTRUMENTS
                                                                                -----------   --------   -----------   -----------
Optical time domain   Like a radar, it measures the time of arrival of               X                        X
  reflectometers      reflections of an optical signal to determine the
  (OTDRs)             distance to the breaks or points of excessive loss in a
                      fiber network.
Optical spectrum      Produces a graphical representation of power versus            X                        X
  analyzers           wavelength for an optical signal. Useful for measuring
                      the drift, power and signal-to-noise ratio for each
                      wavelength in a DWDM system.
Optical power meters  Measures the power of an optical signal. It is the basic       X            X           X             X
                      tool for the verification of transmitters, amplifiers
                      and optical transmission path integrity.
Widely tunable        Can produce laser light across a broad range of                                         X             X
  lasers              wavelengths. Used to test DWDM components and
                      value-added optical modules.
Narrowly tunable      A laser that can be precisely tuned to simulate a DWDM                                  X
  lasers              light sources. Used primarily in testing optical
                      amplifiers.
Polarization mode     Measures the dispersion of light that is caused by             X                        X
  dispersion          polarization. Generally used to determine the bandwidth
  analyzers           capacity of fiber and cables.
Multi-wavelength      Measures the power and drift for multiple wavelengths in       X                        X
  meters              a DWDM system.
Variable optical      Used in network simulation setups to provide calibrated                     X           X             X
  attenuators         variable reduction of the strength of an optical signal.
Polarization          Measures the difference in loss of power for the                                        X
  dependent loss      different states of polarization.
  meters
Loss test sets        Integrates a power meter and a light source to manually        X            X                         X
                      or automatically measure the loss of optical signal
                      along a fiber.
Stable light sources  Emitting diode or lasers used in connection with a power       X            X           X             X
                      meter to measure signal loss.
Optical fiber         Measures the geometric and light guiding properties of                                                X
  parameters          an optical fiber. Used in new fiber research and
  analyzer            development and quality control applications.
Optical amplifier     Amplifiers which boost the power of source lasers. Used                                 X
                      for the testing and calibration of test systems.
Optical switches      Provides switching between fibers. Used to provide             X                        X
                      flexible and automated test setups such as the
                      measurement of multiple fibers or components with
                      multiple ports with one instrument.
Optical power         Provides a highly accurate and traceable measurement of                                 X
  reference module    power for the calibration or verification of other power
                      measurement instruments.

                                                                                                      FORMAT
                                                                                --------------------------------------------------
  INSTRUMENT TYPE                       TYPICAL APPLICATION                            PORTABLE                 SCIENTIFIC
  ---------------     --------------------------------------------------------  ----------------------   -------------------------
                                                                                  FTB 300                   IQ200       BENCHTOP
                                                                                UTS MODULES   HANDHELD   OTS MODULES   INSTRUMENTS
                                                                                -----------   --------   -----------   -----------
Broadband source      Used for testing wavelength dependent behavior of DWDM                                  X
                      optical components and value-added optical modules.
Talk sets             A device which attaches to an optical fiber and serves         X            X
                      as a temporary voice link facilitating coordination of
                      work among installation crews.
Optical return loss   Combines a laser and a power meter to measure the amount       X            X           X             X
  meters              of potentially degrading back reflection.
Visual fault          A visible laser that can be connected to an optical            X            X
  locators            fiber network to help locate breaks or points of
                      excessive loss.
Live fiber detector   Clips on to a fiber and is used to detect the presence                      X
                      and direction of a signal without interrupting the
                      traffic.
Clip-on coupling      Clips to an optical fiber and allows non-invasive                           X
  device              testing.

     Portable and Monitoring Products

     We offer an extensive range of products for fiber-optic testing, measurement and monitoring in the carrier market.

     Our test and measurement products are available as handheld test instruments modular and field-portable platforms. Our handheld instruments are durable, compact and easy to use. Our portable platforms are rugged, Windows-based, battery-powered units. Their large, environmentally robust touchscreens are very practical for field use.

     We recently introduced our remote fiber test system known as FiberVisor. Our FiberVisor consists of rack-mounted remote test units, which are strategically deployed along a fiber-optic network and a test system controller that retrieves information from as many remote test units as required. The test system controller is typically located inside a network operations center. The information obtained from these remote test units is combined with data from a geographic information system in our FiberVisor system to pinpoint the exact location of a system failure and rapidly provide the required information to a restoration team.

     Scientific Products

     Our scientific product line is mainly built around our IQ-200 OTS platform and is available as modules or stand-alone benchtop instruments. This base platform is a Windows-based system, which includes a Pentium processor, liquid crystal screen and three slots to accept test modules. This base platform can be supplemented by as many as four expansion platforms, each capable of housing six additional modules, which can be connected and controlled to provide additional functionality and capacity. These expansion platforms can also be controlled via a personal computer. Altogether, the IQ-200 OTS platform and expansion platforms can hold as many as 27 modules and test as many as 105 channels.

     The modular nature of our IQ-200 OTS platform is adapted for complex applications involving the synchronized operation of several instruments. For example, several types of lasers, a variable attenuator and an optical spectrum analyzer can be combined to automatically characterize a number of key performance parameters of fiber-optic amplifiers.

     Our Scientific Division also addresses testing problems that cannot be handled by standard modules or stand-alone benchtop instruments. We have dedicated a team of engineers to develop custom-made, integrated test systems for customers with specific needs. Some of these integrated test systems, in turn, are modified and offered as off-the-shelf test systems to suit a wider range of customers. In addition, we have created a software development kit for developers who prefer writing their own programs for our instruments. We provide automated systems for assembly, calibration and environmental testing for optical components, value-added optical modules and optical networking systems such as:

  -  Fiber assembly test system         Used for quality assurance testing of optical connector
                                        cables known as jumpers. Jumpers are used to interconnect
                                        optical networking equipment.
  -  Optical calibration test system    Used to calibrate power meters, light sources, variable
                                        attenuators, and optical time domain reflectometers.
  -  Environmental test system          Allows users to perform long term qualification testing of optical components and value-added optical modules under
                                        varying environmental conditions primarily to ensure
                                        compliance with industry standards.
  -  DWDM passive component test        Provides optical DWDM component and value-added optical
      system                            module manufacturers an automated testing, quality
                                        assurance, and test data storage solution.
  -  Optical amplifier test system      Provides manufacturers of optical amplifiers with an
                                        integrated automated testing, quality assurance, and test
                                        data storage solution.

RESEARCH AND DEVELOPMENT

     We believe that our future success largely depends on our ability to maintain and enhance our core technology and product functionality. To keep developing new products and enhancements, it is important that we recruit and retain highly skilled engineers, scientists and technicians. As of May 31, 2000, our research and development department included 185 full-time engineers, scientists and technicians, of whom 36 hold post-graduate degrees. Gross research and development expenditures for fiscal 1999 were $6.4 million and for the last six months ended February 29, 2000, they were $4.7 million.

     Through a market-oriented, product portfolio review process, we ensure that our investments in research and development are aligned with our corporate strategy. This approach enables us to maximize our returns on research and development investments by focusing our resources on a limited number of prioritized projects. Quarterly product portfolio review meetings enable us to choose a realistic, balanced mix of new products and allocate the necessary resources for their development. All our projects, including those already underway, are reviewed, given a priority rating and allocated budgets and resources. Our existing projects can be stopped or substantially redefined if there have been significant changes in market conditions, or if the project development schedule or budget has been significantly exceeded.

     To manage our research projects once they are underway, we use a structured management process known as the stage-gate approach. The stage-gate approach is based on a systematic review of a project's feasibility at various stages of its life cycle. The following are the key review stages of the stage-gate approach:

     -  market study and research feasibility;

     -  product definition;

     -  development feasibility;

     -  development;

     -  qualification; and

     -  transfer to production.

     At each stage, we review our project risks, costs and estimated completion time. We compare our design to anticipated market needs and ensure that our project is synchronized with other internal departments and external industry events.

CUSTOMERS

     Since 1985, we have sold more than 85,000 product units to more than 1,500 customers and our products are distributed in over 70 countries. Our customers include telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, as well as optical component, value-added optical module and optical networking system manufacturers. During fiscal 1999, we delivered products to more than 650 customers and for the six months ended February 29, 2000, we delivered products to approximately 480 customers. During fiscal 1999, no single customer represented more than 6.8% of our sales and for the six months ended February 29, 2000, no single customer accounted for more than 5.5% of our sales.

     United States and Canada

     During fiscal 1999, U.S. and Canadian customers accounted for 49% and 7% of our sales. For the six months ended February 29, 2000, U.S. and Canadian customers accounted for 51% and 13% of our sales.

     The following table is a list of our top U.S. and Canadian customers based on gross sales during the last 12 months:

    AT&T Corporation
     Bell Atlantic Corporation
     General Dynamics Corporation
     GTE Corporation
     Newcourt Technologies Corp
Nortel Networks Corporation
Qwest Communications International, Inc.
SBC Communications, Inc.
US West Communications, Inc.

     International

     Our international sales are largely handled by a network of distributors around the world. During fiscal 1999, international customers accounted for 44% of our sales and for the six months ended February 29, 2000, they represented 36% of our sales.

     The following is a list of some international end-users of our products:

    Bestel S.A. de C.V. (Mexico)
     Daewon Corporation (Korea)
     ECI Telecom LTD. (Israel)
     FOCI Fiber-Optic Communications Inc. (Taiwan)
     Instituto Costarricense de Electricidad (Costa Rica)
Korea Informatics Telesis Inc. (Korea)
Marconi Communications SPA (Italy)
Nortel Networks Corporation (United Kingdom)
Telecom Argentina (Argentina)
Telkom S.A. LTD. (South Africa)

SALES

     We sell our fiber-optic test, measurement and monitoring products through direct and indirect sales networks in the United States and Canada as well as around the world. We also have an inside sales group, consisting of 10 people, to meet the needs of existing and new customers. Our inside sales group is responsible for providing quotations to customers, supporting our sales force and managing more than 2,000 demonstration units.

     United States and Canada Sales

     In the United States and Canada, our direct sales network consists of a vice-president, four national sales managers and 16 regional sales managers and application engineers, who are located throughout major metropolitan areas. Our main sales office in the United States is located in Richardson, Texas. We also maintain sales personnel in the following metropolitan areas: Atlanta, Georgia; Charlotte, North Carolina; Chicago, Illinois; Columbus, Ohio; Dallas, Texas; Denver, Colorado; Los Angeles, California; Newark, New Jersey; Wilmington, Delaware; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. Our group of 21 sales professionals has an average of 12 years of experience in the fields of telecommunications, fiber optics, or test, measurement and monitoring.

     In the United States, we have adopted a market-specific sales strategy. Three different sales organizations have been created to maximize coverage and penetration of our main markets:

     - CARRIER MARKET. This sales team targets customers who own, operate or install networks as their primary business. This market includes telecommunications carriers, cable television companies, public utilities, private network operators, as well as third-party installers and equipment rental companies. A national sales manager, seven regional sales managers and a team of independent sales representatives and distributors concentrate on selling our product line to this customer market.

     - MANUFACTURING/R&D MARKET. This sales team targets customers who research, develop or manufacture optical networking products. This sales group consists of one national sales manager and seven regional sales managers, who oversee a network of independent sales representatives. Some regional sales managers also have direct responsibility for serving our larger manufacturing customers. This group also includes field application engineers because pre-sales requirements, including the setup of full-scale demonstration units, often require a significant level of technical on-site expertise. The presence of field application engineers enables our regional sales managers to concentrate on other sales and management activities. This organizational structure allows us to adequately cover the demands of a highly technical customer base and to identify and penetrate the large number of start-up companies in the component manufacturer market.

     - PRIVATE NETWORK MARKET. We have recently initiated a program to pursue additional business opportunities in this market. We anticipate a growing market with the emergence of Gigabit Ethernet, an advanced transmission protocol used in high-speed local area network applications and other optical technologies that will accelerate the delivery of communications services over optical fiber to the desktop. We recently hired a national sales manager to develop this market for our products through new distributor channels.

     International Sales

     Our international sales network includes a vice-president, three sales directors covering Europe, Latin America and Asia and eight regional sales managers. Our direct sales network around the world is supported by a main office in Paris, France, which maintains our head European sales operations and also provides repair and calibration services for our European, Middle East and African customers. We also have established several sales offices in strategic locations around the world to support our network of distributors and customers. These offices are located in Brazil, China, Germany, Great Britain, Japan and Singapore. Finally, we rely on more than 50 distributors to support our international sales. We feel that the local presence and cultural attributes of our distributors allow us to better serve our global markets.

MARKETING, COMMUNICATIONS AND CUSTOMER SUPPORT

     Marketing

     Our marketing group consists of 33 products managers and marketing analysts who have various degrees in engineering, science and business administration. Product managers, with the assistance of marketing analysts, are responsible for all aspects of our marketing program including new product introductions, definition of new features and functions, pricing, product launches and advertising campaigns. Marketing analysts help product managers develop marketing programs with tools such as our Web site, CD-ROMs, advertisements, mailouts and customer presentations. We follow up our marketing initiatives by attending industry trade shows. Furthermore, we are implementing a customer relationship management system to compile market and customer information including forecasts, leads and competitive data. We use this information to make strategic business decisions.

     Communications

     Our communications group, which is mainly composed of commercial writers and graphic artists, supports our marketing group by producing marketing and corporate documentation. Literature includes specification sheets, application notes, media releases, product catalogues, advertising copy and a bi-monthly corporate newsletter. Our communications group is also responsible for maintaining and updating our Web site.

     Customer Support

     We have developed a customer support group that serves customers and distributors around the world in English, French, Spanish and German. Our customer support group consists of three distinct units: technical support, customer service and a repair and calibration authorization service center. A frequently asked question database is also updated regularly on our Web site.

MANUFACTURING


     Manufacturing operations consist mainly of material planning, procurement, sub-assembly, final assembly, testing, software loading, calibration, quality assurance and shipping and billing. As of May 31, 2000, we had 258 employees involved in our manufacturing operations. We have two surface-mount, circuit-board assembly lines and we occupy more than 36,000 square feet for manufacturing purposes. Through our purchase of a new facility at 400 Godin Avenue, we occupy more than 95,000 square feet for manufacturing. Our manufacturing operations are handled by three inter-related departments:

     - PRODUCTION. Our production department, which is divided into ten cells, is responsible for manufacturing high-quality products on time. Each cell consists of specialized technicians and has full responsibility over a product group. Technicians are versatile enough so that they can perform specific functions within a cell and they can be transferred to other cells when required to alleviate bottlenecks.

     - PRODUCTION ENGINEERING AND QUALITY. This department, which supports our production cells, acts like a gatekeeper to ensure the quality of our products and the effectiveness of our manufacturing processes. It is responsible for the transfer of products from research and development to manufacturing, product improvement, documentation, calibration, repairs and the quality assurance and regulatory compliance process. Quality assurance represents a key element in our manufacturing operations. We meticulously verify our instruments to ensure that they meet stringent industry requirements and provide our customers with detailed product test sheets. Our quality assurance program has been certified ISO 9001 since 1994.

     - SUPPLY-CHAIN MANAGEMENT. This department is responsible for manufacturing schedules, parts procurement, raw materials and finished goods warehousing, customs management, shipping and billing. Our products consist of optical, electronic and mechanical parts. Approximately one-third of our parts are manufactured to our specifications. Some parts are obtained from single-source suppliers. We manage risks associated with single-source suppliers, as well as parts that are subject to industry shortages or long delivery lead times, through a strategic forecasting process that involves procuring excess inventory where appropriate.

COMPETITION

     The fiber-optic test, measurement and monitoring industry is highly competitive and subject to rapid change as a result of technological developments and other factors. We compete with many different companies, depending on product family and geographical market. We believe that the main competitive factors in the industry include the following:

     -  product performance and reliability;

     -  level of technological innovation;

     -  product lead times;

     -  product offering;

     -  ease of use;

     -  customer service and technical support;

     -  strength of sales and distribution relationships; and

     -  price.

     Generally, our competitors fall into two categories. The first category consists of global electronic test and measurement manufacturers, who complement their broad range of products with fiber-optic test, measurement and monitoring equipment. These companies include Agilent Technologies, Inc., Wavetek Wandel & Golterman, Anritsu Corporation Ando Corporation, Telecommunications Technique Corporation (TTC Dynatec Division), Tektronics, Inc., GN Nettest and Newport Corporation. The second category refers to niche companies in the fiber-optic test, measurement and monitoring industry. These companies typically have limited product lines and are often geographically limited in their customer base. Such companies include Santec Corporation, Photonetics, Inc., Fotec, Inc., ILX Lightwave Corporation and Kingfisher International PTY Ltd. We also face competition from JDS Uniphase Corp., an optical component and value-added optical module vendor that designs and markets its own line of test and measurement instruments.

REGULATORY ENVIRONMENT

     In most countries where our products are sold, our products must comply with the regulations of one or more governmental entities. These regulations often are complex and vary from country to country. Depending upon the country and the relevant product, the applicable regulations may require product testing, approval, registration, marking and unique design restrictions. Accordingly, we have appointed a team of engineers who are responsible for ensuring that our products comply with all applicable regulations.

     In the United States, our products must comply with the regulations of several agencies of the U.S. federal government, including the Federal Communications Commission, or the FCC, the Food and Drug Administration, or the FDA and the Occupational Safety and Health Administration, or OSHA. Under the FCC's regulations, our products must comply with, among other things, rules concerning unintentional radio frequency emissions that interfere with protected radio communications systems. Depending upon the product, compliance with these rules may necessitate applying for and obtaining an FCC equipment authorization prior to importing into the United States, or marketing, any units of the relevant product. Additionally, some of our products must comply with the FDA's performance standards and related rules concerning light-emitting products, such as lasers. The FDA's regulations are intended to promote safety by limiting human exposure to harmful electromagnetic radiation. Similarly, our products must comply with OSHA's design safety standards for systems that utilize electricity. These rules are intended to reduce the risk of accidental human electrocution.

     Similar regulations apply in other countries. For example, our products are subject to the safety standards of Industry Canada and the Canadian Standards Association with respect to electricity utilization and radio frequency emissions. Other countries in the world require equipment marking in accordance with the standards of the European Community, often referred to as CE marking, testing to ensure compliance with International Electrotechnical Commission standards and other international product approval. Other significant types of regulations not described in this prospectus also may apply, depending upon the relevant product and country.

INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent in part on our ability to develop and protect our proprietary technology. We file U.S. and Canadian patent applications to protect technology, inventions and improvements important to the development of our business. We also rely on a combination of copyright, trademark, trade secret rights, licensing and confidentiality agreements.

     We currently hold four U.S.-issued, two Canadian-issued and three foreign-issued patents and we have six U.S. and eight Canadian patent applications pending. These issued and pending patents cover various aspects of our products and processes. The expiration dates of our issued patents range from July 17, 2011 to October 9, 2016.

     We consider three of our inventions for which patents have either been granted or are pending to be material. These inventions are:

     - the optical time domain reflectometer with internal reference reflector for which a patent was granted in the United States and is pending in Canada. This invention permits the control of the optical time domain reflectometer detector gain and the determination of the loss of the initial optical connector and is used in most of our optical time domain reflectometer-based products;

     - the measurement of attenuation of optical fibers using bidirectional transmission of information via the fiber for which patents were granted in the United States and Canada. This invention forms the basis of our FOT-920 and FTB-3920 products; and

     - an adapter for interconnecting optical fiber connectors for which patents are pending in Canada and the United States. This invention permits a wide variety of connectors to be joined to our test and measurement instruments.

     Confidentiality and proprietary information agreements with our senior management, employees and others generally stipulate that all confidential information developed or made known to these individuals by us during the course of their relationship is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also generally provide that all intellectual property developed by the individual in the course of rendering services to us belongs exclusively to us. These efforts afford only limited protection.

FACILITIES


     Our main offices and facilities are located near Quebec City, Canada. We occupy four buildings, totalling approximately 193,868 square feet. These buildings house our executive and administrative offices, research and development facilities and production facilities. In addition, we also maintain sales offices in Brazil, China, France, Germany, Japan, United States, Singapore and the United Kingdom. The following table sets forth information with respect to the main facilities that we occupy.



LOCATION                               USE OF SPACE             SQUARE FOOTAGE   TYPE OF INTEREST
--------                     --------------------------------   --------------   ----------------
436 Nolin Street                      Manufacturing                 44,164            Leased
Vanier (Quebec)
400 Godin Avenue                 Research and Development          112,000             Owned
Vanier (Quebec)                     and Administrative
465 Godin Avenue               Executive and Administrative         24,000            Leased
Vanier (Quebec)
500 St-Jean-Baptiste Street  Administrative and Manufacturing       13,694            Leased
Quebec (Quebec)



     The acquisition of the building located at 400 Godin Avenue in Vanier, Quebec will progressively make available approximately 87,000 square feet to be used for manufacturing and research and development. With the additional space, we believe that the existing facilities will be adequate to meet our current needs. However, as we continue to experience growth, additional space will be required by mid to late 2001.


EMPLOYEES

     We have fostered a corporate culture where growth and change are strongly encouraged. In fact, employees are constantly evolving with the rapid pace of technology to meet new challenges and realities. We believe that we possess a good cross-section of experience and youth to handle these inevitable changes in the industry. The average age of our employees is around 30 years old. Over the years, we have benefited from our proximity to Laval University, which is located near Quebec City. Laval University has post-graduate programs in optical and electronic engineering.

     As of May 31, 2000, we employed 671 full-time employees who originate from approximately 20 countries. 185 are involved in research and development, 258 in manufacturing, 93 in sales and marketing, 77 in general administrative positions and 58 in communications and customer support. During the last 12 months, we added more than 240 employees. We have agreements with the majority of our employees covering confidentiality and non-competition. Only manufacturing employees are represented by a collective bargaining agreement, which expires in 2004. We have never experienced a work stoppage. We believe that relations with our employees are good.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings, nor are we aware of any such legal proceedings that are contemplated.

                                   MANAGEMENT

EXECUTIVE OFFICERS, SENIOR MANAGERS AND DIRECTORS


     The following table sets forth information about our executive officers, senior managers and directors as of June 28, 2000.


NAME AND MUNICIPALITY OF RESIDENCE   AGE                    POSITIONS WITH EXFO
----------------------------------   ---                    -------------------
GERMAIN LAMONDE....................  41    Chairman of the Board, President and Chief Executive
Cap-Rouge, Quebec                          Officer
PIERRE PLAMONDON...................  41    Vice-President, Finance and Chief Financial Officer
Quebec City, Quebec
BRUCE BONINI.......................  43    Vice-President, North American Sales
Fairview, Texas
JUAN-FELIPE GONZALEZ...............  41    Vice-President, International Sales
Quebec City, Quebec
JEAN-FRANCOIS BOULET...............  44    Vice-President, Human Resources
Montmagny, Quebec
MARIO LAROSE.......................  45    Vice-President, Marketing
Laval, Quebec
STEPHEN BULL.......................  41    Vice-President, Research and Development
Lac-Beauport, Quebec
MARYSE IMBEAULT....................  39    Communications and Customer Relations Director
Ancienne-Lorette, Quebec
ROXANE VEZINA......................  36    Information Technology and Supply-Chain Management
Quebec City, Quebec                        Director
JEAN LAFLAMME......................  34    Research and Development Director
Duberger, Quebec
LUC GAGNON.........................  41    Manufacturing Director
Saint-Augustin-de-Desmaures, Quebec
PIERRE BERGERON....................  38    Quality Assurance and Engineering Production Director
Cap-Rouge, Quebec
GREGORY SCHINN.....................  42    Chief Technology Officer
Quebec City, Quebec
KIMBERLEY ANN OKELL................  39    Secretary and Legal Counsel
Sainte-Foy, Quebec
PIERRE MARCOUILLER.................  44    Director
Magog, Quebec
DAVID A. THOMPSON..................  49    Director
Horseheads, New York
ANDRE TREMBLAY.....................  45    Director
Outremont, Quebec
MICHAEL UNGER......................  59    Director
Woodbridge, Ontario

     The following is a brief biography of each of our executive officers, senior managers and directors.

     Germain Lamonde is one of our founders. Germain Lamonde has been our Chairman of the Board, President and Chief Executive Officer since our inception in 1985. Mr. Lamonde holds a bachelor's degree in Physics Engineering from Ecole Polytechnique, University of Montreal in Canada and a master's degree in Optics from Laval University in Canada. Mr. Lamonde is a member of the board of directors of Laval University's Research Center for Excellence in Photonics and a member of the Council for Science and Technology of the government of the province of Quebec.

     Pierre Plamondon has been our Vice-President, Finance and Chief Financial Officer since January 1996 and was a director from December 1999 to May 2000. Prior to joining us, Mr. Plamondon served as senior manager for Price Waterhouse, now PricewaterhouseCoopers LLP, from September 1981 to December 1995 in Canada and France. Mr. Plamondon holds a bachelor's degree in Business Administration and a license in Accounting, both from Laval University in Canada. Mr. Plamondon has been a member of the Canadian Institute of Chartered Accountants since 1983.

     Bruce Bonini has been our Vice-President, North American Sales since December 1998. Prior to joining us, Mr. Bonini held the position of Vice-President Sales-Eastern Region for Wandel & Golterman, now Wavetek Wandel & Golterman, a company specializing in communications test solutions, from September 1997 to December 1998. Mr. Bonini was successively Sales Director and Vice-President of Sales for Digital Lightwave Inc., a synchronous optical network test equipment manufacturer, from August 1996 to January 1997. From August 1987 to August 1996, Mr. Bonini held different sales and senior management positions for Laser Precision Corporation, an optical test equipment manufacturer. Following the acquisition of Laser Precision by GN Nettest, Mr. Bonini was named Global Vice-President of Sales for GN Nettest/Fiber-Optics Division. Mr. Bonini holds a bachelor's degree in Business Administration (industrial marketing) from Western Michigan University in the United States.

     Juan-Felipe Gonzalez has been our Vice-President, International Sales since September 1998. From January 1997 to September 1998, he was our International Sales Director and, from September 1993 to January 1997, our Sales Manager for Latin America and the Caribbean. Prior to joining us in September 1993, Mr. Gonzalez was Marketing and Sales Director at Reyde, Barcelona, a plastics technical product corporation in Spain. Mr. Gonzalez holds a bachelor's degree in Industrial Chemistry from Complutense University of Madrid in Spain and a master's degree in Business Administration from the School of Industrial Organization in Spain.

     Jean-Francois Boulet joined us in March 2000 as Vice-President, Human Resources. Mr. Boulet was formerly employed by Societe de portefeuille du Groupe Desjardins -- Assurances Generales since 1996 where he had been successively Senior Vice-President, Human Resources and Senior Vice-President, Human Resources and Corporate Communications. From 1992 to 1996, Mr. Boulet held different senior management positions related to human resources and organizational development for Inglis Limited, a leading manufacturer of home appliances. Mr. Boulet holds a bachelor's degree in Industrial Relations from Laval University in Canada.

     Stephen Bull was appointed our Vice-President, Research and Development in December 1999. He joined us in July 1995 and held the positions of Assistant Director-Engineering from September 1997 to December 1999 and Group Leader (Engineering Management) from July 1995 to September 1997. From June 1990 to March 1995, Mr. Bull held the position of General Manager and Managing Director for Space Research Corporation, a military engineering company in Belgium. Mr. Bull holds a bachelor's degree in Electrical Engineering from Laval University in Canada.

     Mario Larose was appointed Vice-President, Marketing on June 7, 2000. Prior to joining us, Mr. Larose was Interim General Manager with C-MAC Corporation, a manufacturer of microelectronic products, from September 1999 to January 2000. Prior to the acquisition by C-MAC of L.G. Technologies Ltee, Mr. Larose held the position of Vice-President, Marketing and Sales with L.G. Technologies Ltee, a sub-contract electronic manufacturer from January 1998 to September 1999. Prior to that, Mr. Larose was Vice-President, Engineering with Unican Security Systems Limited, a public security systems manufacturer, from August 1995 to December 1997. Prior to joining Unican, Mr. Larose held various positions with Northern Telecom, now Nortel Networks Limited, a provider of telephony, data, wireless and wire-line solutions for the Internet. Mr. Larose is President and a shareholder of LAMA2 inc., a private management consulting company. Mr. Larose holds a bachelor's degree in Applied Sciences, Engineering Physics from Ecole Polytechnique, University of Montreal in Canada and a master's in Business Administration from Universite du Quebec a Montreal in Canada.

     Maryse Imbeault has been our Communications and Customer Services Director since May 1996. Prior to that appointment, Ms. Imbeault was our Marketing and Communications Director from September 1994 to May 1996, our Marketing Director from January 1994 to September 1994 and a Marketing Assistant from August 1992 to January 1994. Ms. Imbeault holds an Associate Arts and Science Diploma, specializing in Marketing Management, from Capilano College in Canada.

     Roxane Vezina joined us in January 2000 as Information Technology and Supply-Chain Management Director. From October 1995 to December 1999, Ms. Vezina served as Vice-President, Information Systems and Strategic Planning for Venmar Ventilation and Broan-NuTone Canada, manufacturers of home comfort and indoor air quality products. From August 1991, when she joined Venmar, to October 1995, Ms. Vezina acted as the Quality Improvement and Special Projects Manager. Ms. Vezina holds a bachelor's degree in Industrial Engineering from Ecole Polytechnique, University of Montreal in Canada.

     Jean Laflamme was appointed our Research and Development Director in March 2000 after having served as our Production Director since June 1996. Mr. Laflamme joined us in 1990 as an electrical engineer and since then has led many successful projects, serving successively as Group Leader and Production Line Manager. Mr. Laflamme holds a bachelor's degree in Electrical Engineering from Laval University in Canada.

     Luc Gagnon joined us in March 2000 as Manufacturing Director. Prior to joining us, Mr. Gagnon served as Operations Manager for Mendes Inc., a company specializing in amusement equipment, from March 1999 to March 2000. From December 1997 to February 1999, Mr. Gagnon was Plant Manager for C-MAC Corporation, Micro-Circuits Division. Prior to that, Mr. Gagnon served as Operations Manager for Steris Corporation, a manufacturer of specialized cleaning equipment, from March 1993 to December 1997. Previously, Mr. Gagnon held various engineering positions with Unitel Inc., a telecommunications carrier. Mr. Gagnon holds a bachelor's degree in Electrical Engineering and a master's degree in Engineering from Sherbrooke University in Canada.

     Pierre Bergeron has been our Engineering Production and Quality Assurance Director since May 1998. From March 1987 to May 1998, Mr. Bergeron held successively the positions of Project Manager, Project Director and Executive Vice-President for Groupe Expert Conseil RDS in Canada, a company of engineers specializing in quality and productivity improvement and human resources. This company declared bankruptcy in 1998. Mr. Bergeron holds a bachelor's degree in Mechanical Engineering from Laval University in Canada.

     Gregory Schinn was appointed our Chief Technology Officer in November 1999, after simultaneously holding the positions of Scientific Director and Head of the Research Group since joining us in April 1996. Prior to joining us, Dr. Schinn led the research and development team responsible for optical amplifier and fiber laser development at MPB Technologies, Inc., a diversified technology company, in Montreal from 1990 to 1996. Dr. Schinn holds a bachelor's degree in Engineering Science and a master's degree in Aerospace Engineering from the University of Toronto. He also holds a Ph.D. in Physics from the University of Colorado at Boulder and has spent two years as a post-doctoral research associate at the University of Virginia. Dr. Schinn has been published in numerous scientific journals and he has served on the technical organizing committees of several international scientific conferences. He is currently the Director of the Division of Applied Physics of the Canadian Association of Physicists.

     Kimberley Ann Okell has been our in-house legal counsel since February 2000 and our Secretary since May 2000. Prior to joining us, Ms. Okell was Vice-President Legal Affairs and Secretary with Groupe Equiconcept Inc. from October 1999 to February 2000 and Director of Legal Services and Secretary with Informission Group Inc., now nurun Inc., an information technology company, from December 1997 to October 1999. Prior to that, Ms. Okell was an associate with the law firm McCarthy Tetrault from August 1994 to December 1997. Ms. Okell has been a member of the Quebec Bar since September 1993. Ms. Okell holds a bachelor's degree in Civil Law from Laval University in Canada, a bachelor's degree in Common Law from The University of Western Ontario in Canada and an Honors bachelor of Arts degree from York University in Canada.

     Pierre Marcouiller is the founder and has been sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. Mr. Marcouiller was the controlling shareholder of Venmar from 1991 to 1996 and held the position of President and General Manager of Venmar from December 1986 to December 1996. Mr. Marcouiller is also a director of IPL Inc., a manufacturer of thermoplastic products. Mr. Marcouiller holds a bachelor's degree in Business Administration from Universite du Quebec a Trois-Rivieres in Canada and a Master in Business Administration from Sherbrooke University in Canada.

     David A. Thompson has held various positions with Corning Inc., a manufacturer of optical fiber and other products for the telecommunications, television and other communications-related industries, since 1976. Mr. Thompson has been the Director -- Technology and Strategy of Corning's Components Business-Photonic Technologies since March 1995. Mr. Thompson holds a bachelor's degree in Chemistry from the Ohio State University, in the United States, and a doctorate in Inorganic chemistry from the University of Michigan, in the United States.

     Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications Inc., a wireless telecommunications provider, since May 1995. Mr. Tremblay has been a member of the board of directors of Microcell since November 1995. Mr. Tremblay is also a member of the executive committee and a member of the board of directors of Telesystem Ltd. and, since 1992, Executive Vice-President of Telesystem Ltd. Prior to joining Telesystem Ltd., a privately-held holding company. Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Martin, Pare, a Canadian accounting firm. Mr. Tremblay holds a bachelor's degree in Business Administration and a license in Accounting from Laval University in Canada, as well as a master's degree in taxation from Sherbrooke University in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

     Michael Unger worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, Mr. Unger was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.

TERM OF EXECUTIVE OFFICERS

     Executive officers are appointed annually by the board of directors and serve until their successors are appointed and qualified or until earlier resignation or removal.

BOARD OF DIRECTORS

     Our directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a board of directors of a minimum of three and a maximum of 12 directors. Our board will initially consist of five directors. Under the Canada Business Corporations Act, a majority of the directors and of the members of any committee of the board of directors must be composed of resident Canadians.

COMMITTEES OF THE BOARD OF DIRECTORS


     Our board of directors has established an audit committee and a human resources committee.


     Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees. The audit committee is composed of three independent directors: Andre Tremblay, Michael Unger and Pierre Marcouiller. The chairperson of the audit committee is Andre Tremblay.


     Our human resources committee will evaluate, review and supervise our procedures with regards to human resources and will assess the performance of our officers. This committee will also review annually the remuneration of the directors and will recommend to the board of directors general remuneration policies regarding salaries, bonuses and other forms of remuneration for our directors and executive officers. The human resources committee is composed of three independent directors: David A. Thompson, Michael Unger and Pierre Marcouiller. The chairperson of the human resources committee is Michael Unger.

DIRECTOR COMPENSATION

     Our directors who are not officers or employees will receive annual compensation of C$6,000 comprised of cash or the equivalent value of our subordinate voting shares. In addition, they will be eligible to participate in our stock option plan. Directors who are also committee members will receive additional annual compensation of C$3,000 per committee and committee chairpersons will receive C$5,000 annually comprised of cash or the equivalent value of our subordinate voting shares. This compensation for chairing or participating on a committee is also payable by way of stock options. All directors will be reimbursed for travelling and other expenses incurred in connection with attendance at meetings.

EXECUTIVE COMPENSATION

     In fiscal 1999, we paid an aggregate $652,175 in cash compensation to our directors, executive officers and other members of senior management named under the caption "Executive Officers, Senior Management and Directors" as a group (eight persons in fiscal 1999).

     The table below provides information on the compensation of our Chairman of the Board, President and Chief Executive Officer and our other executive officers whose compensation exceeded $70,000 for all services rendered while acting as our executive officers in respect of the year ended August 31, 1999. The annual compensation below excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of these officers.


                                     SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------
                                                                                        SECURITIES
                                                                      OTHER ANNUAL     ISSUED UNDER
                                                                      COMPENSATION       LONG-TERM
NAME AND PRINCIPAL OCCUPATION                  SALARY     BONUS(1)        ($)         COMPENSATION(3)
------------------------------------------    --------    --------    ------------    ---------------
GERMAIN LAMONDE...........................    $116,853    $  9,025            --              --
Chairman of the Board, President and Chief
Executive Officer
BRUCE BONINI(2)...........................    $154,220          --            --          49,324
Vice-President, North American Sales
JUAN-FELIPE GONZALEZ......................    $110,049    $  3,980            --          51,452
Vice-President, International Sales
PIERRE PLAMONDON..........................    $ 64,156    $  9,110            --          32,927
Vice-President, Finance and Chief
Financial Officer


---------------

(1) Bonuses are paid in cash in the year following the fiscal year in which they are earned.

(2)  Mr. Bonini joined us on December 9, 1998.

(3) Number of Class "F" shares, which will be converted into subordinate voting shares prior to the closing of this offering, issued under the 1998 Stock Purchase Plan.

EMPLOYMENT AGREEMENT


     We have entered into an employment agreement with Germain Lamonde. The agreement provides for Mr. Lamonde's employment as our President and Chief Executive Officer at a base salary, without adjustment, during the time between the signing of the agreement and August 31, 2000 of C$275,000 per year. Mr. Lamonde shall also be entitled to receive, during the period from September 1, 2000 to August 31, 2001, a base salary of C$275,000 plus a variable portion based on a formula established by our board of directors. The agreement is for an indeterminate period and the salary will be reviewed annually after September 1, 2001. In the event of the termination of Mr. Lamonde's employment with us, other than for cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options, upon the incapacity of Mr. Lamonde, a merger, acquisition by a third party of substantially all of our assets or of the majority of our share capital or termination of Mr. Lamonde without cause by us.

STOCK OPTION PLAN


     We have a stock option plan for our directors, executive officers, employees and consultants and those of our subsidiaries as determined by our board of directors, to attract and retain competent directors, executive officers, employees and consultants motivated to work toward ensuring our success and to encourage them to acquire our shares.


     All of the options that will be granted under the plan may be exercised within a maximum period of ten years following the grant date of the options. The board of directors will designate the recipients of options and determine the number of subordinate voting shares covered by each of these options, the date of vesting of each option, the exercise price of each option, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the subordinate voting shares may be purchased under the plan will not be lower than the highest of the closing prices of the subordinate voting shares on the stock exchanges where the subordinate voting shares are listed at the date of grant.

     The maximum number of subordinate voting shares that is issuable under the plan may not exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual may not exceed 5% of the outstanding subordinate voting shares. The board of directors may accelerate the vesting of any or all outstanding options of any or all optionees upon the occurrence of a change of control.


     Prior to the closing of this offering, we intend to grant to 576 of our employees and to all directors who are not officers or employees options to purchase a total of 609,734 subordinate voting shares at the initial public offering price with a vesting period of up to five years following the date of the grant. Following this grant, there will be 3,861,227 options that are available for future grants under the plan.


SHARE PLAN


     In September 1998, we established a stock purchase plan for officers, directors and key employees as amended in April 2000. As of June 27, 2000, 707,264 Class "F" shares had been issued and fully paid under the 1998 Stock Purchase Plan for a weighted average cash consideration of C$0.98 per share. The plan provides that all shares issued under the plan are restricted as to sale and transferability for a minimum period of five years upon the date of acquisition. Immediately prior to this offering, all of the 707,264 Class "F" shares will be converted into subordinate voting shares.


     On April 3, 2000, we adopted a new share plan which replaced the 1998 Stock Purchase Plan. No additional shares will be issued under the new share plan. The new share plan established restrictions on the rights of the holders of subordinate voting shares who hold those shares as a result of the conversion of the Class "F" shares issued under the 1998 Stock Purchase Plan. The new share plan also requires the subordinate voting shares to be held in trust by a trustee until August 31, 2004, except for 256,017 subordinate voting shares which will be released between October 21, 2003 and January 20, 2004. The new share plan also provides for the earlier release of shares in the event that the employment of a holder of shares is terminated or upon the occurrence of a change of control. The new share plan does not permit any transfer, except within the trust to a registered retirement savings plan or a registered retirement income fund or to a trustee in bankruptcy. The new share plan also established the conditions pursuant to which the shares of a shareholder are to be sold by the trustee on the public market.

DEFERRED PROFIT SHARING PLAN

     Under the plan, we contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. We may also make discretionary contributions of up to 4% of an employee's gross salary to his or her individual tax deferred registered retirement savings plan, depending on our and the employee's performance. In the year ended August 31, 1999, the aggregate amount of contributions under the plan was $104,000 (C$156,000).

401(K) PLAN OF EXFO AMERICA INC.

     We maintain a 401(k) plan to provide employees of EXFO America Inc. who are residents of the United States, with a tax preferential savings and investment program. Employees become eligible to participate in the 401(k) plan on the first day of the month following the completion of three months of continuous service. Employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, us to make additional matching contributions to the 401(k) plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation. The contributions made by and on behalf of employees may not exceed the maximum contribution limitation currently equal to the lesser of 15% of their compensation or $10,500 per year under current statutory limitations. In the year ended August 31, 1999, we made an aggregate of $21,000 in matching contributions to the 401(k) plan. Contributions by employees or by us to the 401(k) plan and income earned on plan contributions are generally not taxable to the employees until withdrawn and contributions by us are generally deductible by us when made. At the direction of each participant, the trustee of the 401(k) plan invests the assets of the 401(k) plan in selected investment options.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our by-laws require us, subject to the limitations provided by law, to indemnify our present or former directors and officers or any persons who act or acted at our request as directors or officers of a body corporate of which we are or were a shareholder and for all costs, losses, charges and expenses that arose or may arise by reason of their status as directors or officers of EXFO or such body corporate. A policy of directors' and officers' liability insurance is maintained by us which insures our directors and officers and those of our subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES


     We have guaranteed the repayment of loans granted to employees by a financial institution for the purchase of our Class "F" shares that will be converted into subordinate voting shares prior to the closing of this offering. As of June 27, 2000, the total principal amount guaranteed by us is C$187,399 (approximately $126,000) and $56,200. We loaned to some of our employees up to $26,000 to finance the acquisition of our Class "F" shares. These loans are to be reimbursed no later than five years from the date of the loans. These loans will accrue interest at prime rate and will be secured by a pledge of the employees' shares to us.


                       TRANSACTIONS WITH RELATED PARTIES

     Except as disclosed in this section, none of our directors, executive officers, associates or affiliates had any material interest in any transaction with us during the past three years or in any proposed transaction which has materially affected or could materially affect us.

LEASES

     We have entered into lease agreements with 9080-9823 Quebec inc., a company controlled by Mr. Germain Lamonde, for the manufacturing facilities located at 436 Nolin Street and the executive and administrative offices located at 465 Godin Avenue in Vanier, Quebec. The table below sets forth the leased space, annual rent and term of the leases:

LOCATION               SQUARE FOOTAGE   ANNUAL RENT      EXPIRY DATE
--------               --------------   -----------   -----------------
436 Nolin                  44,164        C$220,820    February 28, 2001
465 Godin                  24,000        C$144,000    November 30, 2001

     Based on third-party valuations of the property values, we believe these lease agreements are at prevailing market terms.

LOAN TO GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC.

     In February 2000, we extended a non-interest-bearing loan with a principal amount of C$1.0 million to GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde. We will demand repayment of this loan immediately following the closing of this offering.

PROMISSORY NOTES ISSUED TO OUR SHAREHOLDERS


     On June 27, 2000, we declared a dividend of C$26.0 million (approximately $17.5 million) to the holders of Class "A" and Class "F" shares. Holders of Class "F" shares will receive a cash payment of C$475,075 (approximately $320,000). We have issued promissory notes to the holders of Class "A" shares listed below with an aggregate principal amount of C$25.5 million (approximately $17.2 million). Holders of Class "A" shares are:


     - GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde;

     - Fiducie Germain Lamonde, a family trust for the benefit of Germain Lamonde and members of his family; and

     - G. Lamonde Investissements Financiers inc., a company controlled by Germain Lamonde.


     The promissory notes bear no interest and are payable on demand. We plan to repay indebtedness under the promissory notes immediately after the closing of this offering with a portion of the net proceeds from this offering.


ACQUISITION OF GEXFO DISTRIBUTION INTERNATIONALE INC.

     On September 1, 1998, we acquired all the issued and outstanding shares of GEXFO Distribution Internationale inc. from GEXFO Investissements Technologiques inc., a company controlled by Germain Lamonde, in exchange for one Class "C" share of EXFO. This share was redeemed on September 1, 1998 at a price of C$509,000 ($340,000). GEXFO Distribution Internationale inc. has two wholly-owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which markets fiber-optic test and measurement instruments for the U.S. and European markets.

LOAN FROM 9080-9823 QUEBEC INC.

     As of February 29, 2000, we have outstanding a loan of approximately $1.4 million owed to 9080-9823 Quebec inc., a company controlled by Germain Lamonde. This loan bears interest at prime rate plus 1% and is repayable on demand. As of June 7, 2000, the interest rate on this loan was 8.5%. A portion of the net proceeds from this offering will be used to repay all amounts outstanding under this loan. See "Use of Proceeds."

CAPITAL REORGANIZATION OF GEXFO INVESTISSEMENTS TECHNOLOGIQUES INC.


     In connection with the capital reorganization of GEXFO Investissements Technologiques inc., Germain Lamonde undertook to cause us to declare a dividend in an amount sufficient for GEXFO Investissements Technologiques inc. to be able to redeem those of its shares not currently owned by Mr. Lamonde and we undertook to apply our retained earnings primarily for this purpose. To that end, we declared on June 27, 2000 a dividend in an amount of C$26.0 million to our shareholders of which C$23.7 million will be paid to GEXFO Investissements Technologiques inc. See "Use of Proceeds."


REGISTRATION RIGHTS AGREEMENT

     We will enter into a registration rights agreement with Germain Lamonde prior to the closing of this offering, under which Mr. Lamonde and entities affiliated with him will be granted demand registration rights in the United States in respect of the subordinate voting shares, including the subordinate voting shares issued upon conversion of the multiple voting shares held by him or entities affiliated with him. With respect to the demand registration rights of Mr. Lamonde, subject to minimum dollar amounts, Mr. Lamonde may make a demand once every 12 consecutive month period. Mr. Lamonde also will have an unlimited number of piggyback registration rights in respect of the subordinate voting shares issued upon conversion of the multiple voting shares held by him or entities affiliated with him. The piggyback registration rights generally will allow Mr. Lamonde to include all or a portion of the subordinate voting shares issuable upon conversion of the multiple voting shares under any registration statement filed by us.

     We will pay all expenses, other than underwriting discounts and commissions and taxes, in connection with the exercise of any demand registration rights or piggyback registration rights. We also will agree to indemnify any sellers and underwriters against some liabilities, including liabilities arising under applicable securities laws. Mr. Lamonde has agreed not to exercise his registration rights without the prior written consent of Merrill Lynch on behalf of the underwriters of this offering for a period of 180 days following the date of this prospectus.

                             PRINCIPAL SHAREHOLDERS

     The following table presents information regarding the beneficial ownership of our share capital immediately prior to this offering and as adjusted to reflect the sale of our subordinate voting shares in this offering, by:

     - persons or groups of affiliated persons known by us to own more than 5% of our voting shares;

     -  our directors;

     - our Chief Executive Officer and our three highest compensated executive officers; and

     -  all of our directors and executive officers as a group.

     Each multiple voting share is convertible at the option of the holder into one subordinate voting share. In addition, each preferred share series 1 is convertible at our option into a number of subordinate voting shares based on the market price of our subordinate voting shares at the time of conversion. Holders of our subordinated voting shares are entitled to one vote per share and holders of our multiple voting shares are entitled to ten votes per share. The preferred shares series 1 do not have any voting rights.

     Unless otherwise indicated, the address of each person who beneficially owns 5% or more of our subordinate voting shares or multiple voting shares is c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec, Canada.


                                                                                            PERCENTAGE OF VOTING
                                              NUMBER OF            NUMBER OF MULTIPLE           POWER OWNED
                                         SUBORDINATE VOTING           VOTING SHARES         --------------------
                                        SHARES OWNED PRIOR TO        OWNED PRIOR TO         PRIOR TO     AFTER
NAME                                   AND AFTER THIS OFFERING   AND AFTER THIS OFFERING    OFFERING    OFFERING
----                                   -----------------------   -----------------------    --------    --------
Germain Lamonde.....................                --                 38,000,000             99.8%       98.0%
Juan-Felipe Gonzalez................            51,452                         --                *           *
Bruce Bonini........................            49,324                         --                *           *
Pierre Plamondon....................            32,927                         --                *           *
All directors and executive officers
  as a group (9 persons)............           165,979                 38,000,000             99.9%       98.0%


---------------

*   Less than 1%.

     The number of shares held by Germain Lamonde includes:

     -  35,340,000 multiple voting shares held of record by GEXFO
        Investissements Technologiques inc., a company controlled by Mr.
        Lamonde;

     - 1,900,000 multiple voting shares held of record by Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde and members of his family; and

     - 760,000 multiple voting shares held of record by G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.

                          DESCRIPTION OF SHARE CAPITAL

CAPITAL REORGANIZATION


     As of June 27, 2000, our authorized share capital was composed of an unlimited number of Class "A" shares, Class "B" shares, Class "C" shares, Class "D" shares, Class "E" shares, Class "F" shares and Class "G" shares of which 38,000,000 Class "A" shares, 707,264 Class "F" shares and 800,000 Class "G" shares will be issued and outstanding.


     Immediately prior to this offering, we will modify our authorized share capital to:

     -  an unlimited number of subordinate voting shares without par value;

     -  an unlimited number of multiple voting shares without par value; and

     - an unlimited number of preferred shares without par value, issuable in series.

     As a result of the reorganization:

     - the 38,000,000 Class "A" shares will be exchanged into 38,000,000 multiple voting shares;


     - the 707,264 Class "F" shares will be exchanged into 707,264 subordinate voting shares; and


     - the 800,000 Class "G" shares will be exchanged into 800,000 preferred shares series 1.

EQUITY SHARES

     Except as otherwise described, the equity shares, which means the multiple voting shares and the subordinate voting shares, have the same rights, are equal in every respect and are treated as if they were shares of one and the same class.

     Rank

     The equity shares rank junior to the preferred shares in the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs.

     Dividends

     The holders of outstanding equity shares may receive dividends on a share-for-share basis, in the amounts and at the times our board of directors may determine, out of our assets legally available for this purpose, without preference or distinction among or between the multiple voting shares and the subordinate voting shares.

     Voting Rights

     The subordinate voting shares carry one vote per share and the multiple voting shares carry ten votes per share. The holders of equity shares are entitled to receive notice of any meeting of our shareholders and to attend and vote as a single class on all matters to be voted on by our shareholders, except at meetings where the holders of shares of one class or of a particular series of shares are entitled to vote separately.

     Modification

     The rights, privileges, conditions and restrictions attaching to the equity shares may be modified if the amendment is authorized by at least two-thirds of the votes cast at a meeting of the holders of equity shares duly held for that purpose. However, if the holders of subordinate voting shares, as a class, or the holders of multiple voting shares, as a class, are to be affected in a manner different from the other classes of shares, the amendment must, in addition, be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares which is affected differently.

     Additional Issuance of Multiple Voting Shares

     We may not issue multiple voting shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

     Conversion

     Each outstanding multiple voting share may, at any time, at the option of the holder, be converted into one subordinate voting share. The subordinate voting shares cannot be converted into any other class of shares.

     Subdivision or Consolidation

     No subdivision or consolidation of the multiple voting shares or the subordinate voting shares will be made without, concurrently, having the multiple voting shares or subordinate voting shares, as the case may be, subdivided or consolidated under the same conditions.

     Liquidation Rights and Other Matters

     The equity shares are not redeemable by us or by the holder. Upon the liquidation, dissolution or any distribution of our assets for the purpose of winding up our affairs, the holders of equity shares are entitled to participate equally, on a share-for-share basis, in our remaining property and assets available for distribution to the holders of equity shares.

     Undertakings in Favor of Holders of Subordinate Voting Shares

     Under applicable Canadian law, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of The Toronto Stock Exchange, we and each of Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc., as the beneficial and registered owners of all the outstanding multiple voting shares will enter into a trust agreement prior to the closing of this offering with a third party trustee. Under the trust agreement, Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. will place their multiple voting shares on deposit with the trustee and undertake not to sell or dispose of, directly or indirectly, any multiple voting shares pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or a follow-up offer to be made to all holders of subordinate voting shares if the sale had been of subordinate voting shares rather than multiple voting shares, but otherwise on the same terms. This undertaking does not apply if:


     - such sale is made pursuant to an offer to purchase multiple voting shares made to Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. and an identical offer, concurrently made to purchase subordinate voting shares, which identical offer has no condition attached other than the right not to take up and pay for the subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; or


     - there is a concurrent unconditional offer, with terms at least as favourable as the terms of the offer to purchase multiple voting shares, to purchase all the subordinate voting shares at a price per share at least as high as the highest price per share offered in connection with the sale or disposition of the multiple voting shares.


     The trust agreement provides that if the conditions of our shares include a provision pursuant to which shares are automatically converted in shares of another class or otherwise in certain circumstances, and if there is an offer that would have been a take-over bid if not for the existence of such provision, such offer shall be deemed to be a take-over bid.

     Under the trust agreement, any direct or indirect sale or disposition of multiple voting shares, including a transfer to a pledgee as security, by a party bound by its terms or any person or corporation which it controls is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the trust agreement. The conversion of multiple voting shares into subordinate voting shares shall not constitute a sale or disposition for purposes of the trust agreement.



     The trust agreement provides that if a person or corporation carries out an indirect sale or a disposition in respect of any multiple voting shares in contravention of the trust agreement, then the holders of such multiple voting shares shall not at the time such sale becomes effective and thereafter do any of the following with respect to any multiple voting shares to sold:



     - dispose of such multiple voting shares or convert them into subordinate voting shares, in either case, without the prior written consent of the trustee; or


     - exercise any voting rights attaching to such multiple voting shares except in accordance with the written instructions of the trustee.

     The trustee may attach conditions to its consent and must exercise its rights in the best interest of the holders of the subordinate voting shares, other than Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. and holders of multiple voting shares who, in the opinion of the trustee, participated directly or indirectly in the transaction that triggered the operation of this provision.

     The trust agreement provides that the prior written consent of the trustee shall be required in connection with any sale or disposition of multiple voting shares, whether direct or indirect, by Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc. The trustee must give its written consent if it receives evidence satisfactory to it that the sale or disposition is not in contravention of the trust agreement. The trustee also has the right to require from time to time satisfactory evidence to it of the number of equity shares held directly or indirectly by Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and G. Lamonde Investissements Financiers inc.

     The trust agreement contains provisions for the authorization of action by the trustee to enforce the rights under the agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on the provision of required funds and indemnity by us or holders of subordinate voting shares. No holder of the subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the trust agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares, excluding any subordinate voting shares beneficially held by the Germain Lamonde, GEXFO Investissements Technologiques inc., Fiducie Germain Lamonde and
G. Lamonde Investissements Financiers inc. or any holders of multiple voting shares, after provision of reasonable funds and indemnity to the trustee.

     The trust agreement provides that it may not be amended and no provision thereof may be waived, without the approval of:

     - any Canadian stock exchange upon which the subordinate voting shares are quoted or listed and any other applicable securities regulatory authorities; and

     - at least two-thirds of the votes cast by holders of subordinate voting shares.

     No provision of the trust agreement limits the rights of any holders of subordinate voting shares under applicable securities legislation.

     Mandatory Conversion

     The trust agreement also provides that, except as otherwise provided, if at any time:

     - members of the Lamonde Family do not beneficially own, directly or indirectly, in any manner, a number of equity shares representing either more than 50% of the votes attaching to all issued and outstanding equity shares or 60% of the total number of multiple voting shares held by them on the closing of this offering (or 22,800,000 multiple voting shares); or

     - Germain Lamonde no longer occupies the position of either our Chairman of the Board or our Chief Executive Officer for any reason, including voluntary or forced retirement, death or incapacity,

then all our the multiple voting shares shall be automatically converted into subordinate voting shares, unless such situation is remedied within 60 days from its occurrence or within one year from the occurrence, if such occurrence results from the incapacity of Germain Lamonde. Moreover, if at any time, the Lamonde Family or any of its members sells or otherwise transfers multiple voting shares to a party who is not a member of the Lamonde Family, the transferred shares shall automatically be converted into subordinate voting shares on the date of such sale or transfer.


     The term "Lamonde Family" means:



     -  Germain Lamonde;



     -  his spouse, in fact or in law;



     -  any lineal descendant of Germain Lamonde, born or to be born;



     - any trust constituted primarily for the benefit of Germain Lamonde, his spouse, in fact or in law, or any of his descendants, born or to be born; and



     - any corporation where 90% of the votes attaching to all outstanding shares and at least 50% of all outstanding shares are controlled by any one or more of the persons listed above;


PREFERRED SHARES

     Our board of directors may from time to time issue one or more series of preferred shares. The preferred shares will rank prior to the equity shares with respect to the payment of dividends and the distribution of assets. In the event of our dissolution, the distribution of our assets upon our liquidation or the distribution of all or part of our assets among our shareholders, holders of preferred shares will be entitled to receive, in cash or in property, an amount equal to the value of the consideration paid in respect of the outstanding preferred shares, plus an amount equal to accrued and unpaid dividends, or declared and unpaid dividends and any amount specified in our articles.

PREFERRED SHARES SERIES 1

     In addition to the provisions attaching to the preferred shares as a class, the 800,000 preferred shares series 1 have specific provisions applicable to them. We are required to redeem all outstanding preferred shares series 1 on November 30, 2000, by paying to the holders of the preferred shares series 1 a cash payment of C$1.00 per share. We have the option to convert all of such shares into subordinate voting shares on November 30, 2000. The number of subordinate voting shares resulting from such conversion shall be equal to the result obtained by dividing the aggregate redemption price of the preferred shares series 1, being the number of preferred shares series 1 outstanding multiplied by C$1.00 by the conversion price equal to (1) the average closing prices of the subordinate voting shares for the 10 days of market activity preceding November 30, 2000; or (2) if the subordinate voting shares have been traded fewer than 5 days of the 10 days of market activity preceding November 30, 2000, the conversion price is obtained by averaging the closing price or if the closing price is not published, the average between the highest and the lowest prices, for each day that there has been trading and the average of the bid and ask prices for each day on which there was no trading. The conversion price will be determined by reference to the market on which the greatest volume of trading of the subordinate voting shares occurred during the 10 day period. Subject to the provisions of the Canada Business Corporation Act, the preferred shares series 1 will not carry any voting rights.

MODIFICATIONS, SUBDIVISIONS AND CONSOLIDATIONS

     Under the Canada Business Corporations Act, amendment of the rights of holders of a class of shares, including subordinate voting shares, requires the approval of not less than two-thirds of the votes cast by the holders of those shares voting separately as a class at a special meeting. The Canada Business Corporations Act also gives these holders the right to dissent from the amendment and to require us to pay them the fair value of their shares.

OWNERSHIP RESTRICTIONS

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote subordinate voting shares, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the subordinate voting shares in Canada is CIBC Mellon Trust Company, at its principal offices in Montreal, Toronto and Vancouver and in the United States is ChaseMellon Shareholder Services, L.L.C., at its principal office in New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of substantial numbers of subordinate voting shares in the public market, or the possibility of this sale, could adversely affect prevailing market prices for our subordinate voting shares.

     Upon completion of this offering:


     -  7,707,264 of subordinate voting shares will be outstanding;


     - 38,000,000 multiple voting shares convertible into 38,000,000 subordinate voting shares will be outstanding;


     - 800,000 preferred shares series 1 convertible into 22,485 subordinate voting shares, assuming a conversion price of $24.00 per share, will be outstanding; and



     - 4,470,961 subordinate voting shares will be issuable under our stock option plan, including 609,734 subordinate voting shares to be issued upon the exercise of the options to be granted to employees prior to the closing of this offering at an exercise price equal to the initial public offering price.


     All of the subordinate voting shares sold in this offering in the United States and Canada will be freely tradeable without restriction under either the U.S. Securities Act, except by "affiliates" as defined in Rule 144 under the U.S. Securities Act, or applicable Canadian securities laws, except by "control persons" as defined under these laws.

     Each of our officers, directors and shareholders have agreed that they will not dispose of or hedge any of their shares for at least 180 days following the date of this prospectus.

CANADIAN RESALE RESTRICTIONS

     Under applicable Canadian securities laws, all of the subordinate voting shares outstanding immediately prior to this offering and all subordinate voting shares issuable upon the conversion of all other classes of shares outstanding and resulting from the conversion of the preferred shares series 1, outstanding immediately prior to this offering and the subordinate voting shares resulting from the exercise of options granted prior to this offering held by Canadian residents may not be sold or otherwise disposed of for value in Canada, except through or with a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances or until we have been a reporting issuer for the prescribed period of time, as applicable, and disclosure to applicable Canadian securities regulatory authorities has been made. We will become a reporting issuer in all the provinces of Canada when we file this prospectus with the securities regulatory authorities of those provinces and when those authorities issue receipts for the prospectus. We expect that the receipts will be issued on or about the date of this prospectus. We are applying to the applicable regulatory authorities for a discretionary exemption to permit the resale of shares without a prospectus required. In addition, sales of our subordinate voting shares in Canada by our majority shareholder will also be restricted.

U.S. RESALE RESTRICTIONS

     In general, under Rule 144, as in effect on the date of this prospectus, any person, including our affiliates, who has beneficially owned subordinate voting shares for at least one year will be entitled to sell, in any three-month period, a number of shares that (together with subordinate voting shares with which the person's shares must be aggregated) does not exceed the greater of:

     -  1% of the then outstanding subordinate voting shares; and

     - the average weekly trading volume of the subordinate voting shares on the Nasdaq National Market during the four calendar weeks immediately preceding the filing of a Form 144 with respect to the sale.

     Sales of restricted securities under Rule 144 must also satisfy requirements relating to manner of sale, notice and availability of current public information about us. Our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell subordinate voting shares which are not restricted securities.

     We intend to file with the SEC a registration statement on Form S-8 within approximately 180 days after the date of this prospectus. The S-8 registration statement will allow holders of subordinate voting shares who are residents of the United States and countries other than Canada to resell subordinate voting shares issued under equity incentive arrangements and subordinate voting shares issued in connection with option exercises.

OTHER RESALE RESTRICTIONS


     Of the 707,264 subordinate voting shares issued to our employees under the 1998 Stock Purchase Plan, 256,017 subordinate voting shares will be held in trust and restricted from resale until dates ranging from October 21, 2003 to January 20, 2004 and the balance will be held in trust and restricted from resale until August 31, 2004. See "Management -- Share Plan."

                               TAX CONSIDERATIONS

UNITED STATES TAXATION

     In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, the information set forth below under the caption "United States Taxation" is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of subordinate voting shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "United States Taxation" deals only with U.S. Holders that will hold subordinate voting shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

     As used in this section, the term "U.S. Holder" means:

     (a)   an individual citizen or resident of the United States;

     (b) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

     (c) an estate the income of which is subject to United States federal income taxation regardless of its source;

     (d) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

     (e) a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

     Holders of subordinate voting shares who are not U.S. Holders, sometimes referred to as "Non-U.S. Holders", should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

     The following discussion is based upon:

     -  the Internal Revenue Code;

     -  U.S. judicial decisions;

     -  administrative pronouncements;

     -  existing and proposed Treasury regulations; and

     -  the Canada -- U.S. Income Tax Treaty.

     Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

     POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES.

     Dividends

     Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his subordinate voting shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the subordinate voting shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

     The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

     A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on dividends received on subordinate voting shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

     Sale or Exchange

     A U.S. Holder's initial tax basis in the subordinate voting shares will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the subordinate voting shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of subordinate voting shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the subordinate voting shares and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

     - the holder's holding period for the subordinate voting shares, with a preferential rate available for subordinate voting shares held for more than one year; and

     -  the holder's marginal tax rate for ordinary income.

     Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

     The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

     If a U.S. Holder receives any foreign currency on the sale of subordinate voting shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of subordinate voting shares and the date the sale proceeds are converted into U.S. dollars.

     A Non-U.S. Holder of subordinate voting shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such subordinate voting shares unless:

     - such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

     - in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

     Personal Holding Company

     We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

     - if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

     - we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

     A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently and we do not expect to become one. However, we can not assure you that we will not qualify as a personal holding company in the future.

     Foreign Personal Holding Company

     We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

     - five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

     - at least 60%, 50% in some cases, of our gross income, as adjusted, consists of "foreign personal holding company income", which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

     If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we can not assure you that we will not qualify as a foreign personal holding company in the future.

     Passive Foreign Investment Company

     We believe that our subordinate voting shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

     -  at least 75% of our gross income for the taxable year is passive income;
        or

     - at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

     For this purpose, passive income includes income such as:

     -  dividends;

     -  interest;

     - rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

     -  annuities; or

     -  gains from assets that produce passive income.

     If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

     If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

     - any gain realized on the sale or other disposition of subordinate voting shares; and

     -  any "excess distribution" by us to the U.S. Holder.

     Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the subordinate voting shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the subordinate voting shares.

     Under the passive foreign investment company rules,

     - the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the subordinate voting shares;

     - the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

     - the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

     - the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

     A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

     In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

     A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder's basis in the subordinate voting shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the subordinate voting shares and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

     A U.S. Holder may be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our subordinate voting shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient may be subject to backup withholding at a rate of 31% with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, subordinate voting shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

     Non-U.S. Holders may be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of subordinate voting shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder.

     Treasury regulations will modify certain of the rules discussed above with respect to payments on the subordinate voting shares made after December 31, 2000. In particular, a payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of subordinate voting shares within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Fasken Martineau DuMoulin LLP, the following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds subordinate voting shares and who, for the purposes of the Income Tax Act (Canada), or the ITA, and the Canada-United States Income Tax Convention (1980), or the Convention, as applicable and at all relevant times:

     -  is resident in the United States and not resident in Canada,

     -  holds the subordinate voting shares as capital property,

     - does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

     - deals at arm's length with us. Special rules, which are not discussed below, may apply to "financial institutions", as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

     This discussion is based on the current provisions of the ITA and the regulations promulgated under the ITA and the Convention, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Offering Circular and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

     Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the subordinate voting shares to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

     Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

     A capital gain realized by a U.S. person on a disposition or deemed disposition of the subordinate voting shares will not be subject to tax under the ITA unless the subordinate voting shares constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the subordinate voting shares will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

     If the subordinate voting shares are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those subordinate voting shares will generally be exempt from tax under the ITA by virtue of the Convention if the value of the subordinate voting shares at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the subordinate voting shares must be made at the time of the disposition or deemed disposition.

     POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES.

                                  UNDERWRITING

     Subject to the terms and conditions described in a purchase agreement among us and the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Dominion Securities Inc., Wit SoundView Corporation and CIBC World Markets Inc., are acting as representatives, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.


                                                                            NUMBER
                                   UNDERWRITERS                            OF SHARES
                                   ------------                            ---------
           Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated...................................
           RBC Dominion Securities Inc.................................
           Wit SoundView Corporation...................................
           CIBC World Markets Inc......................................
                                                                           ---------
                        Total..........................................    7,000,000
                                                                           =========


     In the purchase agreement, each of the underwriters have severally agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. The obligations of the underwriters under the purchase agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. Under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

     This offering is being made concurrently in the United States and in all of the provinces of Canada. The subordinate voting shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates or agents. Subject to applicable law, the underwriters may offer the subordinate voting shares outside of Canada and the United States.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The subordinate voting shares will be ready for delivery in New York, New
York on or about        , 2000.

COMMISSIONS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus. With respect to the offering in the United States, the underwriters may offer the shares to dealers at the initial public
offering price less a concession not in excess of $     per share and the
underwriters may allow and the dealers may reallow, a discount not in excess of
$     per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting commission and proceeds before expenses to EXFO. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
           Public offering price................      $              $               $
           Underwriting discount................      $              $               $
           Proceeds, before expenses, to EXFO...      $              $               $

     The public offering price for subordinate voting shares offered in the United States is payable in U.S. dollars and the public offering price for subordinate voting shares offered in Canada is payable in Canadian dollars. The U.S. dollar amount is the equivalent of the Canadian price of the subordinate voting shares based on the prevailing U.S. -- Canadian dollar exchange rate as of the date of this prospectus. See "Exchange Rate Information."

     The expenses of this offering, not including the underwriting commission, are estimated at $1,000,000 and are payable by EXFO.

OVER-ALLOTMENT OPTION


     We have granted options to the underwriters to purchase up to 1,050,000 additional shares at the public offering price less the underwriting commission. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. No commitment to purchase reserved shares will be accepted until after the registration statement of which this prospectus is a part is effective and a public offering price has been established.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors and all existing shareholders have agreed not to sell or transfer any subordinate voting shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     -  offer, pledge, sell or contract to sell any subordinate voting shares;

     -  sell any option or contract to purchase any subordinate voting shares;

     -  purchase any option or contract to sell any subordinate voting shares;

     - grant any option, right or warrant for the sale of any subordinate voting shares;

     -  lend or otherwise dispose of or transfer any subordinate voting shares;

     - request or demand that we file a registration statement related to the subordinate voting shares; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any subordinate voting shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to subordinate voting shares and to securities convertible into or exchangeable or exercisable for or repayable with subordinate voting shares. It also applies to subordinate voting shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ NATIONAL MARKET AND TORONTO STOCK EXCHANGE LISTINGS AND FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE


     We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "EXFO". The shares have been conditionally approved for listing on The Toronto Stock Exchange, under the symbol "EXF". The quotation on the Nasdaq National Market and the listing on The Toronto Stock Exchange are subject to our fulfilling all of the requirements of the Nasdaq National Market and The Toronto Stock Exchange, including the distribution of the subordinate voting shares to a minimum number of public shareholders.


     Before this offering, there has been no public market for our subordinate voting shares. The initial public offering price will be determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

     - the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

     -  our financial information;

     - the history of, and the prospects for, our company and the industry in which we compete;

     - an assessment of our management, its past and present operations and the prospects for and timing of, our future sales;

     -  the present state of our development; and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

     The underwriters do not expect to sell more that 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

ELECTRONIC PROSPECTUS

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site relating to this offering is not a part of this prospectus.

     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on Wit Capital's Web site and any information contained on any other Web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our subordinate voting shares. However, the underwriters may engage in transactions that stabilize the price of subordinate voting shares, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the subordinate voting shares in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the subordinate voting shares to stabilize its price or to reduce a short position may cause the price of the subordinate voting shares to be higher than it might be in the absence of such purchases.

     The underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and the selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

     Pursuant to policy statements of the Commission des valeurs mobilieres du Quebec and the Ontario Securities Commission, the underwriters in Canada may not, throughout the period of distribution, bid for or purchase subordinate voting shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the subordinate voting shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with this offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the subordinate voting shares at levels other than those that might otherwise prevail on the open market. These transactions, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the subordinate voting shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Legal matters relating to this offering as to Canadian law and the validity of the subordinate voting shares offered in this offering are being passed upon for us by Fasken Martineau DuMoulin LLP, Montreal, Quebec. Legal matters relating to this offering as to New York and United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Legal matters relating to this offering as to Canadian law are being passed upon for the underwriters by Ogilvy Renault, a general partnership, Montreal, Quebec. Legal matters relating to this offering as to New York and United States law are being passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario.

                                    EXPERTS

     The consolidated financial statements included in this prospectus as of August 31, 1998 and 1999 and for the years ended August 31, 1997, 1998 and 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada and are included in reliance upon such reports given on the authority of PricewaterhouseCoopers LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act for subordinate voting shares offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

     Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

     You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

     You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

     Prior to this offering, we have not been required to file reports with the SEC. Following consummation of this offering, we will be required to file reports and other information with the SEC under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

                 INDEX TO OUR CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION                                                        PAGE
-----------                                                        ----
Auditors' Report............................................        F-2
Consolidated balance sheets as at August 31, 1998 and 1999
  and February 29, 2000 (unaudited).........................        F-3
Consolidated statements of earnings for the years ended
  August 31, 1997, 1998 and 1999 and the six months ended
  February 28, 1999 and February 29, 2000 (unaudited).......        F-4
Consolidated statements of retained earnings for the years
  ended August 31, 1997, 1998 and 1999 and the six months
  ended February 28, 1999 and February 29, 2000
  (unaudited)...............................................        F-5
Consolidated statements of cash flows for the years ended
  August 31, 1997, 1998 and 1999 and the six months ended
  February 28, 1999 and February 29, 2000 (unaudited).......        F-6
Notes to the consolidated financial statements..............        F-7

                                AUDITORS' REPORT

To the Directors of
EXFO ELECTRO-OPTICAL ENGINEERING INC.

     We have audited the consolidated balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 1999 and 1998 and the EXFO ELECTRO-OPTICAL ENGINEERING INC. statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended in accordance with Canadian generally accepted accounting principles.

LOGO

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
October 15, 1999

   COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2 to the financial statements. Our report to the shareholders dated October 15, 1999, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

LOGO

CHARTERED ACCOUNTANTS

Quebec, Quebec, Canada
October 15, 1999

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                          CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                                                                        AS AT
                                                               AS AT AUGUST 31,      FEBRUARY 29,
                                                              -------------------    ------------
                                                                1998       1999          2000
                                                              --------    -------    ------------
                                                              (NOTE 3)               (UNAUDITED)
                                             ASSETS
CURRENT ASSETS
Cash and cash equivalents.................................    $ 1,262     $   423      $   539
Short-term investments (notes 9 and 19)...................      1,338       1,371           --
Accounts receivable (notes 5 and 9).......................      6,020       9,895       15,934
Income taxes receivable (note 9)..........................         --         381        1,533
Inventories (notes 6 and 9)...............................      6,332       7,591       11,878
Prepaid expenses and deposits.............................        270         475          465
                                                              -------     -------      -------
                                                               15,222      20,136       30,349
CAPITAL ASSETS (notes 7 and 9)............................      2,315       2,639        4,161
GOODWILL AND OTHER ASSETS (notes 8 and 9).................        106          65        2,562
                                                              -------     -------      -------
                                                              $17,643     $22,840      $37,072
                                                              =======     =======      =======
                                           LIABILITIES
CURRENT LIABILITIES
Bank advances (note 9)....................................    $   136     $    --      $ 5,351
Accounts payable and accrued liabilities (note 10)........      3,558       5,523        8,652
Income taxes payable......................................        115          --           --
Dividend payable..........................................         --          51           --
Mandatorily redeemable preferred shares (note 11).........         --          --          555
Loan from a company under common control (note 15)........      1,337       1,337        1,388
Deferred revenue..........................................         --         218          341
Current portion of long-term debt.........................         20          --          350
Future income taxes (note 17).............................        259         262          134
                                                              -------     -------      -------
                                                                5,425       7,391       16,771
DEFERRED REVENUE..........................................         --         109           61
DEFERRED GRANTS...........................................         --         533          813
LONG-TERM DEBT (note 12)..................................         --          --          283
FUTURE INCOME TAXES (note 17).............................        173         128           96
                                                              -------     -------      -------
                                                                5,598       8,161       18,024
                                                              -------     -------      -------
                                      SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 13)...................................          1          87          104
CUMULATIVE TRANSLATION ADJUSTMENT.........................         --          --          640
RETAINED EARNINGS.........................................     12,044      14,592       18,304
                                                              -------     -------      -------
                                                               12,045      14,679       19,048
                                                              -------     -------      -------
                                                              $17,643     $22,840      $37,072
                                                              =======     =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

        (in thousands of U.S. dollars, except share and per share data)

                                                    YEARS ENDED AUGUST 31,            SIX MONTHS ENDED
                                                ------------------------------   ---------------------------
                                                                                 FEBRUARY 28,   FEBRUARY 29,
                                                  1997       1998       1999         1999           2000
                                                --------   --------   --------   ------------   ------------
                                                                                 (UNAUDITED)    (UNAUDITED)
                                                (NOTE 3)   (NOTE 3)   (NOTE 3)   (NOTE 3)
SALES (note 18)...............................  $24,475    $31,605    $42,166      $18,728        $29,111
COST OF SALES.................................    9,652     11,345     14,998        7,021          9,609
                                                -------    -------    -------      -------        -------
GROSS MARGIN..................................   14,823     20,260     27,168       11,707         19,502
                                                -------    -------    -------      -------        -------
OPERATING EXPENSES
Selling and administrative....................    7,827      9,898     13,279        5,964          9,938
Net research and development (note 15)........    1,592      3,014      4,315        1,791          3,221
Amortization of capital assets................      465        609        857          401            590
Amortization of other assets..................       14         48         41           21             21
                                                -------    -------    -------      -------        -------
TOTAL OPERATING EXPENSES......................    9,898     13,569     18,492        8,177         13,770
                                                -------    -------    -------      -------        -------
EARNINGS FROM OPERATIONS......................    4,925      6,691      8,676        3,530          5,732
Interest expense (income) -- net..............       89        (40)      (136)         (46)           (25)
Foreign exchange loss (gain)..................      184       (126)       506          398            116
                                                -------    -------    -------      -------        -------
EARNINGS BEFORE INCOME TAXES AND AMORTIZATION
  OF GOODWILL.................................    4,652      6,857      8,306        3,178          5,641
INCOME TAXES (note 17)........................    1,582      2,356      2,492          958          1,887
                                                -------    -------    -------      -------        -------
EARNINGS BEFORE AMORTIZATION OF GOODWILL......    3,070      4,501      5,814        2,220          3,754
AMORTIZATION OF GOODWILL......................       --         --         --           --             42
                                                -------    -------    -------      -------        -------
NET EARNINGS FOR THE PERIOD...................  $ 3,070    $ 4,501    $ 5,814      $ 2,220        $ 3,712
                                                =======    =======    =======      =======        =======
BASIC AND FULLY DILUTED EARNINGS PER SHARE
  Earnings before amortization of goodwill....  $  0.08    $  0.12    $  0.14      $  0.05        $  0.10
  Net earnings................................  $  0.08    $  0.12    $  0.14      $  0.05        $  0.10
BASIC WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING (000'S).........................   38,000     38,000     38,001       38,000         38,425

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

             (in thousands of U.S. dollars, except per share data)

                                          YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                     --------------------------------    ----------------------------
                                                                         FEBRUARY 28,    FEBRUARY 29,
                                       1997        1998        1999          1999            2000
                                     --------    --------    --------    ------------    ------------
                                                                         (UNAUDITED)     (UNAUDITED)
                                     (NOTE 3)    (NOTE 3)    (NOTE 3)     (NOTE 3)
BALANCE -- BEGINNING OF PERIOD...    $  4,673    $ 7,643     $12,044       $12,044         $14,592
ADD
Net earnings for the period......       3,070      4,501       5,814         2,220           3,712
                                     --------    -------     -------       -------         -------
                                        7,743     12,144      17,858        14,264          18,304
                                     --------    -------     -------       -------         -------
DEDUCT
Dividends
  Class A shares.................          --         --       2,926            --              --
  Class C share (note 4).........          --         --         340           340              --
  Class E shares.................         100        100          --            --              --
                                     --------    -------     -------       -------         -------
                                          100        100       3,266           340              --
                                     --------    -------     -------       -------         -------
BALANCE -- END OF PERIOD.........    $  7,643    $12,044     $14,592       $13,924         $18,304
                                     ========    =======     =======       =======         =======
DIVIDENDS PER SHARE
  Class A shares.................    $     --    $    --     $  0.08       $    --         $    --
  Class C share..................    $     --    $    --     $   340       $   340         $    --
  Class E shares.................    $  0.005    $ 0.005     $    --       $    --         $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)

                                                    YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                               --------------------------------    ----------------------------
                                                                                   FEBRUARY 28,    FEBRUARY 29,
                                                 1997        1998        1999          1999            2000
                                               --------    --------    --------    ------------    ------------
                                                                                   (UNAUDITED)     (UNAUDITED)
                                               (NOTE 3)    (NOTE 3)    (NOTE 3)    (NOTE 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period................    $ 3,070     $ 4,501     $ 5,814       $ 2,220         $ 3,712
Add (deduct) items not affecting cash and
  cash equivalents
  Amortization of capital assets...........        465         609         857           401             590
  Amortization of goodwill and other
    assets.................................         14          48          41            21              63
  Foreign exchange loss....................         --          --          --            --               3
  Future income taxes......................          6         289         (42)          (65)             24
Change in non-cash operating working
  capital items
  Accounts receivable......................       (644)     (1,297)     (3,875)       (1,816)         (5,028)
  Income taxes receivable..................        741          --        (381)         (348)           (538)
  Inventories..............................       (607)       (758)     (1,259)         (555)         (3,243)
  Prepaid expenses and deposits............        (26)       (117)       (205)           19              47
  Accounts payable and accrued
    liabilities............................        970         369       1,965           233           1,907
  Income taxes payable.....................        605        (490)       (115)         (115)             --
  Deferred revenue.........................         --          --         327           175              75
  Deferred grants..........................         --          --         533           295             255
                                               -------     -------     -------       -------         -------
                                                 4,594       3,154       3,660           465          (2,133)
                                               -------     -------     -------       -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances..............................     (2,731)       (142)       (136)           61           4,552
Repayment of long-term debt................       (243)        (21)        (20)          (10)            (16)
Issuance of share capital..................         --          --          86            --              17
Dividends paid.............................       (100)       (100)     (3,215)         (340)            (51)
                                               -------     -------     -------       -------         -------
                                                (3,074)       (263)     (3,285)         (289)          4,502
                                               -------     -------     -------       -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments.....................       (604)       (647)        (33)          (34)          1,400
Additions to capital assets................     (1,044)     (1,336)     (1,181)         (540)         (1,587)
Business combination, net of cash and cash
  equivalents acquired (note 4)............         --          --          --            --          (2,108)
                                               -------     -------     -------       -------         -------
                                                (1,648)     (1,983)     (1,214)         (574)         (2,295)
                                               -------     -------     -------       -------         -------
CHANGE IN CASH AND CASH EQUIVALENTS........       (128)        908        (839)         (398)             74
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS................         --          --          --            --              42
CASH AND CASH EQUIVALENTS -- BEGINNING OF
  PERIOD...................................        482         354       1,262         1,262             423
                                               -------     -------     -------       -------         -------
CASH AND CASH EQUIVALENTS -- END OF
  PERIOD...................................    $   354     $ 1,262     $   423       $   864         $   539
                                               =======     =======     =======       =======         =======
SUPPLEMENTARY INFORMATION
Interest paid..............................    $   244     $   145     $   148       $    76         $   136
Income taxes paid..........................    $   270     $ 2,032     $ 2,801       $ 1,870         $ 3,098

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1.   INCORPORATION AND NATURE OF ACTIVITIES

     The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of fiber-optic test, measurement and monitoring equipment and instruments for the telecommunications industry. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. Marketing activities outside Canada are carried out by subsidiaries located in the United States and Europe and independent representatives worldwide. The company's customers consist primarily of telecommunications carriers, cable television companies, public utilities, private network operators, third-party installers, equipment rental companies, as well as optical component, value-added optical module, and optical networking system manufacturers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 21. The principal accounting policies of the company, which have been consistently applied, are summarized as follows:

     INTERIM FINANCIAL INFORMATION

     The financial information as at February 29, 2000 and for the six months ended February 28, 1999 and February 29, 2000 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. The results of operations for the six months ended February 29, 2000 are not necessarily indicative of the operating results anticipated for the full year.

     ACCOUNTING ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts receivable, tax credits receivable, provisions for obsolete inventories, the useful lives of capital assets and goodwill and certain accrued liabilities. Actual results could differ from those estimates.

     CONSOLIDATION

     These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries.

     FOREIGN CURRENCY TRANSLATION

     FOREIGN SUBSIDIARIES

     The company's wholly owned subsidiaries are considered to be integrated. As a result, the subsidiaries' accounts are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenue and expenses are remeasured at the average rate for the period. Gains and losses resulting from remeasurement are reflected in the statement of earnings.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     FOREIGN CURRENCY TRANSACTIONS

     Transactions denominated in foreign currencies are measured into the functional currency using the temporal method.

     FORWARD EXCHANGE CONTRACTS

     The company enters into forward exchange contracts in order to hedge against potential exchange rate fluctuations on cash flows related to anticipated future revenue streams denominated in foreign currencies. Unrealized gains and losses on these forward exchange contracts are deferred and recognized upon settlement of the related transactions. Accordingly, cash flows resulting from forward exchange contract settlements are classified as cash flows from operating activities along with the corresponding cash flows being hedged.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and balances with banks and all highly liquid short-term investments with original maturities of three months or less.

     SHORT-TERM INVESTMENTS

     Short-term investments are valued at the lower of cost and market value.

     INVENTORIES

     Inventories are valued at the lower of cost and net realizable value. The cost of raw materials and work in progress inventories is determined using the first-in, first-out method. The cost of finished goods is determined using the average cost method.

     CAPITAL ASSETS AND AMORTIZATION

     Capital assets are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives of the capital assets as follows:

                                                                  TERM
                                                                  ----
        Equipment                         3 to 5 years
        Leasehold improvements            Remaining lease term including lease renewal option

     The carrying value of capital assets is evaluated whenever significant events occur which may indicate an impairment in value, based upon a comparison of the carrying value to the net recoverable amount.

     GOODWILL, OTHER ASSETS AND AMORTIZATION

     Goodwill, which represents the excess of the purchase price of an acquired business over the net identifiable assets acquired, is amortized on a straight-line basis over the estimated useful life of five years. The company assesses the carrying value of goodwill for future recoverability on an annual basis by estimating the associated net undiscounted future cash flows. The amount of impairment loss, if any, is the excess of the carrying value over the estimated net undiscounted cash flows. Goodwill is written down for any permanent impairment in value of the unamortized portion.

     Other assets include the cost of acquired patents, net of accumulated amortization. Patents are amortized on a straight-line basis over the estimated useful lives of four years.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     GOVERNMENT GRANTS

     Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related asset. Grants related to job creation programs for extended periods are deferred and amortized on a straight-line basis over five years, the minimum period for which the created job must be maintained.

     REVENUE RECOGNITION

     For products where the software is incidental, the company recognizes revenue when the products are delivered, with provisions made for warranties and support obligations.

     For products where software is not incidental, the revenues are separated into two components, product and customer support revenues based upon vendor-specific objective evidence of fair value. The product revenues for these sales are recognized when the products are delivered with provisions made for estimated returns and warranties. The customer support revenues are deferred and recognized ratably over the period of the support arrangement, except where provided within one year of delivery, costs of providing this support is insignificant and accrued at the time of delivery and no upgrades of software are provided. Prior to September 1, 1998, the revenues for support were included in sales upon delivery with a provision for any costs associated with future support obligations where the support was provided for one year or less, the estimated cost of providing the support was insignificant and where enhancements offered have been and are expected to be minimal. The effect of this accounting change for the years ended August 31, 1997 and 1998 was not determinable by the company. For the year ended August 31, 1999, the company deferred revenues amounting to $327,000 which had an effect on net earnings of $226,000. The change resulted in a reduction in net earnings per share for the year ended August 31, 1999 of $0.01.

     ADVERTISING COSTS

     Advertising costs are expensed as incurred.

     INCOME TAXES

     The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

     TAX CREDITS

     The company is entitled to scientific research and experimental development ("SRED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Quebec ("Provincial"). Federal SRED tax credits are earned on qualified Canadian SRED expenditures at a rate of 20% and can only be used to offset Federal income taxes otherwise payable. Provincial SRED tax credits, which are refundable, are earned on qualified SRED salaries in the Province of Quebec at a rate of 20%. Additional refundable provincial SRED tax credits are earned at a rate of up to 20%. These additional tax credits are reduced to nil, on a pro-rata basis, as total assets of the company increase from Cdn$25 million to Cdn$50 million.

     SRED tax credits are accounted for as a reduction of the related expenditures. The refundable portion of SRED tax credits is recorded in the year in which the related expenditures are incurred. The non-refundable portion of SRED tax credits is recorded in the year in which the related expenditures are incurred, provided the company has reasonable assurance the credits will be realized.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     RESEARCH AND DEVELOPMENT EXPENSES

     All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred. Development expenses which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit.

     As at February 29, 2000, the company had not deferred any development costs.

     STOCK-BASED COMPENSATION PLAN

     The company maintains a stock-based compensation plan, which is described in note 13. Under accounting principles generally accepted in Canada, no compensation cost is recognized for this plan when shares are issued to plan participants. Any consideration received from plan participants is credited to share capital.

     EARNINGS AND DIVIDENDS PER SHARE

     Basic earnings and dividends per share are determined using the weighted average number of common shares outstanding during the period, as adjusted for the effects of stock splits and other reorganizations of share capital in prior periods.

     Fully diluted earnings per share is determined using the weighted average number of shares and dilutive share equivalents outstanding during the period. Earnings for the period are increased by the estimated additional earnings, net of applicable income taxes, on the proceeds, if any, from the exercise of dilutive common share equivalents.

     ACCOUNTING CHANGES

     During 1999, the company retroactively adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants (CICA) regarding accounting for income taxes. Under these revised recommendations, income taxes are now accounted for using the liability method. These new recommendations are consistent with those of SFAS 109 under accounting principles generally accepted in the United States. The adoption of these revised recommendations did not result in any changes to prior years' earnings, shareholders' equity or cash flows. However, certain additional disclosures have been provided.

     The company also retroactively applied the new recommendations of the CICA regarding statements of cash flows. The application of this new basis of presentation did not have any effect on prior years' earnings or shareholders' equity. However, certain comparative figures have been reclassified in order to conform with the new basis of presentation.

3.   CHANGE IN REPORTING CURRENCY

     The consolidated financial statements of the company were presented in Canadian dollars up to August 31, 1999. Effective September 1, 1999, the U.S. dollar has been adopted as the reporting currency. The functional currency continues to be the Canadian dollar. The financial statements for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 are presented in U.S. dollars in accordance with a translation of convenience method using the representative exchange rate as at August 31, 1999 of US$1.00 = Cdn$1.4958. The translated amount for monetary and non-monetary items as at August 31, 1999 becomes the historical basis for those items in subsequent periods.

     The financial statements as at February 29, 2000 and for the six months then ended have been translated using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet and revenue and expenses are translated at the average exchange rate for the period. All gains and losses from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity. Changes in the cumulative translation adjustment during each period result solely from the application of this translation method.

     It is management's intention to declare dividends, if any, in Canadian dollars.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

4.   BUSINESS COMBINATIONS

     NORTECH ACQUISITION

     On February 4, 2000, the company acquired a 100% interest in Nortech Fibronic Inc. ("Nortech"), a company specializing in fiber-optic testing and temperature sensing, in exchange for total consideration valued at Cdn$4,051,000 (US$2,799,000). The consideration paid consisted of Cdn$3,051,000 (US$2,108,000) in cash, the issuance of 800,000 Class G shares which are mandatorily redeemable, for cash or Class A shares at the option of the company, on November 30, 2000 for an amount of Cdn$800,000 (US$553,000) (note 11), and a non-interest-bearing debenture in the amount of Cdn$200,000 (US$138,000) due November 30, 2000.

     This acquisition, which has been accounted for using the purchase method, resulted in goodwill amounting to Cdn$3,677,000 (US$2,542,000) based on the following allocation of the purchase price to the identifiable assets acquired and liabilities assumed.

                                                                    (UNAUDITED)
                                                                    -----------
    Current assets..............................................      $1,842
    Capital assets..............................................         409
    Future income taxes.........................................         237
                                                                      ------
                                                                       2,488
                                                                      ------
    Current liabilities.........................................       1,933
    Long-term debt..............................................         298
                                                                      ------
                                                                       2,231
                                                                      ------
    Net identifiable assets acquired............................         257
    Goodwill....................................................       2,542
                                                                      ------
    Purchase price..............................................       2,799
    Less: Class G shares issued.................................         553
    Less: Non-interest-bearing debenture........................         138
    Less: Cash and cash equivalents acquired....................          --
                                                                      ------
    Cash paid net of cash and cash equivalents acquired.........      $2,108
                                                                      ======

     The net earnings of Nortech have been included in the consolidated statement of earnings of the company from the date of acquisition, February 4, 2000.

     PRO FORMA INFORMATION

     The following unaudited pro forma information regarding the acquisition of Nortech has been prepared by the company's management based upon the audited consolidated financial statements of the company for the year ended August 31, 1999, the unaudited consolidated financial statements of the company for the six months ended February 29, 2000 and the unaudited consolidated financial statements of Nortech.

     This pro forma information includes adjustments related to the amortization of goodwill as well as the income tax effects of the acquisition. Consequently, such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

4.   BUSINESS COMBINATIONS -- (CONTINUED)

     The following unaudited pro forma information for the year ended August 31, 1999 has been prepared as if the acquisition had occurred on September 1, 1998. The unaudited pro forma information for the six months ended February 29, 2000 has been prepared as if the acquisition had occurred on September 1, 1999:

                                                                       YEAR         SIX MONTHS
                                                                       ENDED          ENDED
                                                                    AUGUST 31,     FEBRUARY 29,
                                                                       1999            2000
                                                                    -----------    ------------
                                                                    (UNAUDITED)    (UNAUDITED)
                                                                     (NOTE 3)
    Sales.......................................................      $44,948        $30,495
    Earnings before amortization of goodwill....................        6,091          3,712
    Net earnings................................................      $ 5,602        $ 3,504
    Basic and fully diluted earnings per share
      Earnings before amortization of goodwill..................      $  0.15        $  0.10
      Net earnings..............................................      $  0.14        $  0.09

     REORGANIZATION

     On September 1, 1998, the company acquired, from its parent company, all the issued and outstanding shares of GEXFO Distribution Internationale Inc. in exchange for 1 Class C share of the company, which was redeemed at a price of Cdn$509,000 (US$340,000). This holding company has two wholly owned subsidiaries, EXFO America Inc. and EXFO Europe S.A.R.L., which market fiber-optic test and measurement and monitoring equipment and instruments for the American and European markets.

     Since the exchange was between entities under common control, the exchange has been accounted for in a manner similar to a pooling of interests. The assets, liabilities and shareholders' equity of the company and the other companies have been combined using their respective carrying amounts and financial statements of prior periods have been restated as if the companies had always been combined. The statements of earnings and cash flows for 1997 and 1998 reflect the results of operations and cash flows on a combined basis. The creation, issuance and redemption of the Class C share on September 1, 1998 has been presented as a mandatorily redeemable preferred share and a dividend distribution from the combined retained earnings.

     The combined companies' net assets as at August 31, 1998 are as follows:

                                              EXFO                 GEXFO
                                        ELECTRO-OPTICAL        DISTRIBUTION
                                        ENGINEERING INC.    INTERNATIONALE INC.    ELIMINATIONS     TOTAL
                                        ----------------    -------------------    ------------    --------
                                                                                                   (NOTE 3)
    Total assets....................        $17,384                $ 639              $(380)       $17,643
    Total liabilities...............         (5,679)                (299)               380         (5,598)
                                            -------                -----              -----        -------
    Net assets......................        $11,705                $ 340              $  --        $12,045
                                            =======                =====              =====        =======

     Consolidated sales and net earnings for GEXFO Distribution Internationale Inc. during the years ended August 31, 1997 and 1998 were insignificant.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

4.   BUSINESS COMBINATIONS -- (CONTINUED)

     SUBSEQUENT EVENT

     The company intends to acquire the 85% interest in GAP Optique S.A. held by its parent company for a cash consideration of approximately $16,000. The carrying value of the net assets of GAP Optique S.A. was $19,000 as at December 31, 1999. GAP Optique S.A. did not have any material operations in 1997, 1998, 1999 or 2000. Since the exchange will occur between entities under common control, the exchange will be accounted for in a manner similar to a pooling of interests.

5.   ACCOUNTS RECEIVABLE

                                                            AS AT AUGUST 31,
                                                           ------------------    AS AT FEBRUARY 29,
                                                             1998       1999            2000
                                                           --------    ------    ------------------
                                                           (NOTE 3)              (UNAUDITED)
    Trade, net of an allowance for doubtful accounts of
      $26,000, $30,000 and $61,000 as at August 31,
      1998 and 1999 and February 29, 2000,
      respectively.....................................     $5,637     $8,869         $13,815
    Grants receivable..................................        104        479             614
    Related parties
      Non-interest bearing advances to parent
         company.......................................         --         --             822
      Companies under common control...................         98         27              17
    Other..............................................        181        520             666
                                                            ------     ------         -------
                                                            $6,020     $9,895         $15,934
                                                            ======     ======         =======

6.   INVENTORIES

                                                           AS AT AUGUST 31,    AS AT FEBRUARY 29,
                                                           ----------------    ------------------
                                                            1998      1999            2000
                                                           ------    ------    ------------------
                                                           (NOTE                  (UNAUDITED)
                                                             3)
    Raw materials......................................    $3,133    $4,005         $ 7,095
    Work in progress...................................       935     1,177           1,809
    Finished goods.....................................     2,264     2,409           2,974
                                                           ------    ------         -------
                                                           $6,332    $7,591         $11,878
                                                           ======    ======         =======

7.   CAPITAL ASSETS

                                                                     AS AT AUGUST 31, 1998
                                                                            (NOTE 3)
                                                                --------------------------------
                                                                          ACCUMULATED
                                                                 COST     AMORTIZATION     NET
                                                                ------    ------------    ------
    Equipment...............................................    $3,376       $1,764       $1,612
    Leasehold improvements..................................     1,038          335          703
                                                                ------       ------       ------
                                                                $4,414       $2,099       $2,315
                                                                ======       ======       ======

                                                                     AS AT AUGUST 31, 1999
                                                                --------------------------------
                                                                          ACCUMULATED
                                                                 COST     AMORTIZATION     NET
                                                                ------    ------------    ------
    Equipment...............................................    $4,426       $2,469       $1,957
    Leasehold improvements..................................     1,146          464          682
                                                                ------       ------       ------
                                                                $5,572       $2,933       $2,639
                                                                ======       ======       ======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

7.   CAPITAL ASSETS -- (CONTINUED)

                                                                    AS AT FEBRUARY 29, 2000
                                                                          (UNAUDITED)
                                                                --------------------------------
                                                                          ACCUMULATED
                                                                 COST     AMORTIZATION     NET
                                                                ------    ------------    ------
    Equipment...............................................    $6,839       $3,501       $3,338
    Leasehold improvements..................................     1,453          630          823
                                                                ------       ------       ------
                                                                $8,292       $4,131       $4,161
                                                                ======       ======       ======

8.   GOODWILL AND OTHER ASSETS

                                                                                          AS AT
                                                                  AS AT AUGUST 31,     FEBRUARY 29,
                                                                 ------------------    ------------
                                                                   1998       1999         2000
                                                                 --------    ------    ------------
                                                                 (NOTE 3)              (UNAUDITED)
    Goodwill -- net of accumulated amortization of $42,000...     $   --     $   --       $2,511
    Patents -- net of accumulated amortization of $69,000,
      $111,000 and $137,000 as at August 31, 1998 and 1999
      and February 29, 2000, respectively....................        106         65           51
                                                                  ------     ------       ------
                                                                  $  106     $   65       $2,562
                                                                  ======     ======       ======

9.   CREDIT FACILITIES

     The company, and one of its subsidiaries, has available credit facilities which provide for advances of up to Cdn$11,500,000 (US$7,984,000) under lines of credit and Cdn$3,000,000 (US$2,083,000) as an operating loan. These facilities, which are renewable annually, bear interest at margins over prime rate ranging between nil and 1.25%. Accounts receivable, inventories and all tangible and intangible assets have been pledged as security against these facilities. Amounts of Cdn$203,000 (US$136,000), nil and Cdn$7,707,000 (US$5,351,000) were drawn against the facilities as at August 31, 1998 and 1999 and as at February 29, 2000. As at February 29, 2000, Cdn$298,000 (US$207,000) of the advances were secured by certain tax credits receivable.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                          AS AT
                                                                  AS AT AUGUST 31,     FEBRUARY 29,
                                                                 ------------------    ------------
                                                                   1998       1999         2000
                                                                 --------    ------    ------------
                                                                 (NOTE 3)              (UNAUDITED)
    Trade....................................................     $1,467     $1,884       $4,779
    Salaries and social benefits.............................        653      1,112        2,111
    Outstanding cheques......................................      1,143      1,942          696
    Company under common control.............................         --         --          131
    Other....................................................        295        585          935
                                                                  ------     ------       ------
                                                                  $3,558     $5,523       $8,652
                                                                  ======     ======       ======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

11. MANDATORILY REDEEMABLE PREFERRED SHARES

     Authorized -- unlimited as to number, without par value

        Class B shares, non-voting, participating, redeemable at the option of the holder at their paid-in value, ranking in priority to Class A, E and F shares (note 13)

        Class C shares, non-voting, non-participating, bearing a non-cumulative annual dividend at a rate to be determined by the Board of Directors but not less than 10% of their paid-in value, redeemable at the option of the holder or company at their paid-in value plus any unpaid dividends, ranking in priority to Class A, B and F shares (note 13)

        Class E shares, non-voting, non-participating, bearing a non-cumulative dividend at a rate of 0.5% per month of their paid-in value, redeemable at the option of the holder or the company at their paid-in value plus a premium and any unpaid dividends, ranking in priority to Class A, C, D and F shares (note 13)

        Class G shares, non-voting, non-participating, mandatorily redeemable on November 30, 2000 at their paid-in value, ranking in priority to Class B, C, D and E shares (note 13). The company may elect to settle the redemption value, provided the company has effected an initial public offering of its Class A shares by issuing the number of Class A shares obtained by dividing the paid-in value of the Class G shares, being Cdn$800,000, by the average trading price of the Class A shares for a period of ten trading days preceding November 30, 2000, ranking after Class A and F shares

     The following table summarizes the preferred share activity since August 31, 1997:

                                     CLASS C SHARE       CLASS E SHARES       CLASS G SHARES
                                    ---------------   --------------------   ----------------   TOTAL
                                    NUMBER   AMOUNT     NUMBER      AMOUNT   NUMBER    AMOUNT   AMOUNT
                                    ------   ------   -----------   ------   -------   ------   ------
    Balance as at August 31, 1997
      and 1998....................    --     $  --     19,000,000    $ --         --    $ --    $  --
    Business combination (note
      4)..........................     1       340             --      --         --      --      340
    Redemption of Class C share...    (1)     (340)            --      --         --      --     (340)
    Conversion of Class E shares
      into Class A shares (note
      13).........................    --        --    (19,000,000)     --         --      --       --
                                      --     -----    -----------    ----    -------    ----    -----
    Balance as at August 31,
      1999........................    --        --             --      --         --      --       --
    Business combination (note 4)
      (unaudited).................    --        --             --      --    800,000     555      555
                                      --     -----    -----------    ----    -------    ----    -----
    Balance as at February 29,
      2000 (unaudited)............    --     $  --             --    $ --    800,000    $555    $ 555
                                      ==     =====    ===========    ====    =======    ====    =====

     During the six months ended February 29, 2000, the company filed articles of amendment pursuant to which the Class G shares were created.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

12. LONG-TERM DEBT

                                                                                        AS AT
                                                                                      FEBRUARY
                                                               AS AT AUGUST 31,          29,
                                                             --------------------    -----------
                                                               1998        1999         2000
                                                             --------    --------    -----------
                                                             (NOTE 3)                (UNAUDITED)
    Term loans secured by a moveable hypothec on certain
      assets of a wholly owned subsidiary, bearing
      interest at margins over prime rate ranging between
      0.75% and 2.25%, repayable through June 2003.......    $     --    $     --     $    445
      Unsecured non-interest-bearing debenture due
         November 30, 2000...............................          --          --          139
      Unsecured non-interest-bearing loan repayable
         through July 2002...............................          --          --           49
      Non-interest-bearing loan, repaid in 1999..........          20          --           --
                                                             --------    --------     --------
                                                                   20          --          633
      Less: Current portion..............................          20          --          350
                                                             --------    --------     --------
                                                             $     --    $     --     $    283
                                                             ========    ========     ========

     As at February 29, 2000, minimum principal repayments required in each of the next four years are as follows:

                                                            (UNAUDITED)
                                                            -----------
2001....................................................     $    350
2002....................................................          175
2003....................................................          103
2004....................................................            5

13. SHARE CAPITAL

     Authorized -- unlimited as to number, without par value

        Class A shares

        Class D shares, non-voting, non-participating, bearing a cumulative annual dividend calculated on their paid-in value using the Bank of Canada base rate in effect at the beginning of the company's fiscal year, redeemable at the option of the company at their paid-in value plus any unpaid dividends, ranking in priority to Class A, B, C and F shares (note 11)

        Class F shares, non-voting, participating, automatically converted into Class A shares on a one-for-one basis upon an initial public offering of the company's Class A shares, ranking pari passu with Class A shares

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

13. SHARE CAPITAL (CONTINUED)
     The following table summarizes the share capital activity since August 31, 1997:

                                                  CLASS A SHARES       CLASS F SHARES
                                                -------------------   ----------------   TOTAL
                                                  NUMBER     AMOUNT   NUMBER    AMOUNT   AMOUNT
                                                ----------   ------   -------   ------   ------
    Balance as at August 31, 1997 and 1998...   19,000,000     $1          --    $ --     $  1
    Conversion of Class E shares into Class A
      shares (note 11).......................   19,000,000     --          --      --       --
    Issued for cash under stock purchase
      plan...................................           --     --     197,588      86       86
                                                ----------     --     -------    ----     ----
    Balance as at August 31, 1999............   38,000,000      1     197,588      86       87
    Issued for cash under stock purchase plan
      (unaudited)............................           --     --      26,480      17       17
                                                ----------     --     -------    ----     ----
    Balance as at February 29, 2000
      (unaudited)............................   38,000,000     $1     224,068    $103     $104
                                                ==========     ==     =======    ====     ====

     On September 2, 1998, the company filed articles of amendment pursuant to which the Class A shares were split on a 190,000-to-one basis. Pursuant to articles of amendment dated September 3, 1998, the 100 issued and outstanding Class E shares (note 11) were converted into Class A shares on a 190,000-to-one basis. All references to numbers of shares and per share amounts have been restated in order to reflect the share split and conversion noted above.

     In accordance with a stock purchase plan established by the company, officers, directors and key employees may purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The maximum number of shares held by one person cannot exceed 1% of all issued and outstanding shares of the company. The purchase price of shares under the plan is determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under the plan are restricted as to sale and transferability for a period of at least five years. As at February 29, 2000, employees have subscribed for, and the company is committed to issue, an aggregate of 504,650 Class F shares in exchange for a weighted average cash consideration of Cdn$1.12 (US$0.78) per share. The subscription price for these shares has not yet been paid. Included in share capital is Cdn$564,000 (US$392,000) for shares to be issued under the subscriptions, net of the subscriptions receivable of Cdn$564,000 (US$392,000). As at February 29, 2000, the company has guaranteed the repayment of third party loans totalling Cdn$56,000 (US$39,000) obtained by certain employees with respect to the purchase of Class F shares.

14. COMMITMENTS

     OPERATING LEASES

     The company has entered into operating leases for its premises, which expire at various dates through to 2003. As at February 29, 2000, the minimum rentals payable during each of the next three years are as follows:

                                                            (UNAUDITED)
                                                            -----------
2001....................................................       $493
2002....................................................        265
2003....................................................        146
                                                               ----
                                                               $904
                                                               ====

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

14. COMMITMENTS (CONTINUED)
     During the years ended August 31, 1997, 1998 and 1999, and the six months ended February 28, 1999 and February 29, 2000, rental expense amounted to $274,000, $283,000, $344,000, $164,000, and $274,000, respectively.

     OTHER

     As at February 29, 2000, the company is committed to purchase a building for a gross amount of Cdn$4,900,000 (US$3,402,000) in cash. This purchase is expected to close in June 2000.

15. OTHER DISCLOSURES

     LOAN FROM A COMPANY UNDER COMMON CONTROL

     The loan from a company under common control bears interest at prime rate plus 1%, is unsecured, and is repayable on demand.

     During the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000, the effective interest rate on this loan was 4.7%, 4.2%, 4.6%, 4.6% and 4.8%, respectively.

     NET RESEARCH AND DEVELOPMENT EXPENSES

     Net research and development expenses comprise the following:

                                            YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                       --------------------------------    ----------------------------
                                                                           FEBRUARY 28,    FEBRUARY 29,
                                         1997        1998        1999          1999            2000
                                       --------    --------    --------    ------------    ------------
                                                                           (UNAUDITED)     (UNAUDITED)
                                       (NOTE 3)    (NOTE 3)    (NOTE 3)    (NOTE 3)
    Gross research and development
      expenses.....................    $ 2,753     $ 4,406     $ 6,390       $ 2,816         $ 4,696
    Research and development tax
      credits......................       (737)     (1,332)     (1,935)       (1,017)         (1,216)
    Government grants..............       (424)        (60)       (140)           (8)           (259)
                                       -------     -------     -------       -------         -------
                                       $ 1,592     $ 3,014     $ 4,315       $ 1,791         $ 3,221
                                       =======     =======     =======       =======         =======

     OTHER GRANTS

     During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$417,000) towards interest costs incurred over the period from January 1, 1998 through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,541,000) over the period from January 1, 1998 through December 31, 2002, payable based on the number of full-time jobs created during the period.

     The above grants are subject to the condition that the company maintain its Canadian principal place of business within the Province of Quebec until at least December 31, 2002 and that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should these conditions not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. As of February 29, 2000, the company has recognized a total of Cdn$1,576,000 (US$1,094,000)

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

15. OTHER DISCLOSURES -- (CONTINUED)
     under this program, of which Cdn$696,000 (US$483,000) has been credited to earnings with the balance of Cdn$880,000 (US$611,000) having been included in deferred grants. Should any repayments of amounts received pursuant to this agreement be required, such repayments will be charged to earnings as the amounts of any repayments become known.

     Following is a summary of the classification of these and certain other grants in the statements of earnings.

     Interest expense (income) for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000 is net of related government grants of nil, $66,000, $126,000, $57,000 and $76,000, respectively.

     Cost of sales for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000 is net of government grants of nil, $11,000, $33,000, $13,000 and $326,000, respectively.

     Selling and administrative expenses for the years ended August 31, 1997, 1998 and 1999 and six months ended February 28, 1999 and February 29, 2000 are net of government grants of nil, $22,000, $21,000, $9,000 and $80,000, respectively.

     DEFINED CONTRIBUTION EMPLOYEE BENEFITS PLANS

     The company maintains two separate defined contribution employee benefits plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

     -  Deferred profit sharing plan

     This plan, maintained for eligible Canadian resident employees, requires the company to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of gross salary to a tax-deferred registered retirement savings plan. In addition, at the end of each fiscal year, the company may contribute an additional amount of up to 4% of an employee's gross salary to the employee's tax-deferred registered retirement savings plan. Contributions to this plan during the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000 amounted to nil, nil, Cdn$156,000 (US$104,000), Cdn$84,000 (US$56,000) and Cdn$126,000
     (US$86,000), respectively.

     -  401K plan

     The company maintains a 401K plan for eligible U.S. resident employees. Under the plan, the company may elect to contribute an amount of up to 50% of the first 6% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000, the company made contributions totalling nil, US$8,000, US$21,000, US$8,000 and US$5,000, respectively.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

16. RELATED PARTY TRANSACTIONS

     In the normal course of operations, the company entered into transactions with certain companies under common control. These transactions have been measured at the exchange amount which is the amount of consideration agreed upon by the related parties. These transactions have been reflected in the financial statements as follows:

                                               YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                          --------------------------------    ----------------------------
                                                                              FEBRUARY 28,    FEBRUARY 29,
                                            1997        1998        1999          1999            2000
                                          --------    --------    --------    ------------    ------------
                                                                              (UNAUDITED)     (UNAUDITED)
                                          (NOTE 3)    (NOTE 3)    (NOTE 3)    (NOTE 3)
    Rent..............................      $215        $219        $232          $116            $119
    Interest expense..................        94          84          92            46              48
    Other expenses....................       341         130         107           107              30

17. INCOME TAXES

     The reconciliation of the income tax provision calculated using the Canadian federal and provincial statutory income tax rates to the provision for income taxes per the financial statements is as follows:

                                              YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                         --------------------------------    ----------------------------
                                                                             FEBRUARY 28,    FEBRUARY 29,
                                           1997        1998        1999          1999            2000
                                         --------    --------    --------    ------------    ------------
                                         (NOTE 3)    (NOTE 3)    (NOTE 3)    (UNAUDITED)     (UNAUDITED)
                                                                             (NOTE 3)
    Income taxes at combined Canadian
      federal and provincial
      statutory tax rate (38%).......     $1,768      $2,606      $3,156        $1,208          $2,128
    Increase (decrease) due to:
      Manufacturing and processing
      deduction......................       (263)       (387)       (519)         (189)           (318)
      Non-deductible expenses........         19          43          40            20              24
      Other..........................         58          94        (185)          (81)             53
                                          ------      ------      ------        ------          ------
                                          $1,582      $2,356      $2,492        $  958          $1,887
                                          ======      ======      ======        ======          ======
    Income taxes consist of:
      Current........................     $1,576      $2,067      $2,534        $1,023          $1,863
      Future.........................          6         289         (42)          (65)             24
                                          ------      ------      ------        ------          ------
                                          $1,582      $2,356      $2,492        $  958          $1,887
                                          ======      ======      ======        ======          ======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

17. INCOME TAXES -- (CONTINUED)
     Future income tax liabilities are detailed as follows:

                                                             AS AT AUGUST 31,    AS AT FEBRUARY 29,
                                                             ----------------    ------------------
                                                               1998      1999           2000
                                                             --------    ----    ------------------
                                                             (NOTE 3)               (UNAUDITED)
    Current future income tax liabilities
      Research and development tax credits...............      $259      $330          $ 409
      Reserves and accruals..............................        --        --           (169)
      Deferred revenue...................................        --       (68)          (106)
                                                               ----      ----          -----
                                                                259       262            134
                                                               ----      ----          -----
    Long-term future income tax liabilities
      Capital assets.....................................       146       183            253
      Government grants..................................        --       (18)           (64)
      Deferred revenue...................................        --       (33)           (18)
      Other..............................................        27        (4)           (75)
                                                               ----      ----          -----
                                                                173       128             96
                                                               ====      ====          =====
    Total future income tax liabilities..................      $432      $390          $ 230
                                                               ====      ====          =====

18. SEGMENT INFORMATION

     Management has organized the company under one operating segment, that being the development, manufacture and marketing of fiber-optic test, measurement and monitoring equipment and instruments. Substantially all of the company's long-lived assets are located in Canada.

     Sales by geographic region are detailed as follows:

                                           YEARS ENDED AUGUST 31,               SIX MONTHS ENDED
                                      --------------------------------    ----------------------------
                                                                          FEBRUARY 28,    FEBRUARY 29,
                                        1997        1998        1999          1999            2000
                                      --------    --------    --------    ------------    ------------
                                                                          (UNAUDITED)     (UNAUDITED)
                                      (NOTE 3)    (NOTE 3)    (NOTE 3)    (NOTE 3)
    United States.................    $11,039     $13,644     $20,755       $ 7,556         $14,831
    Canada........................      1,652       2,353       2,973         1,429           3,885
    Europe........................      4,593       6,717       8,721         4,694           5,102
    Asia..........................      2,977       3,229       3,199         1,146           2,179
    Other.........................      4,214       5,662       6,518         3,903           3,114
                                      -------     -------     -------       -------         -------
                                      $24,475     $31,605     $42,166       $18,728         $29,111
                                      =======     =======     =======       =======         =======

     Sales have been allocated to geographic regions based on the country of residence of the related customers.

     During all periods presented above, there were no customers from which 10% or more of total sales were derived.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

19. FINANCIAL INSTRUMENTS

     SHORT TERM INVESTMENTS

     Short-term investments consist of the following:

                                                           AS AT AUGUST 31,    AS AT FEBRUARY 29,
                                                           ----------------    ------------------
                                                            1998      1999            2000
                                                           ------    ------    ------------------
                                                           (NOTE 3)               (UNAUDITED)
    Corporate bonds denominated in Canadian dollars
      bearing interest at annual rates of 4.9% to 5%;
      maturing on January 22, 1999 and October 10, 2000
      (August 31, 1999 -- October 10, 2000)............    $1,338    $1,371          $   --
                                                           ======    ======          ======

     FAIR VALUE

     Cash and cash equivalents, accounts receivable, bank advances, accounts payable and accrued liabilities, dividend payable, mandatorily redeemable preferred shares, loan from a company under common control and long-term debt are financial instruments whose fair values approximate their carrying values.

     The fair value of short-term investments, determined based on market value, amounted to $1,343,000 and $1,430,000 as at August 31, 1998 and August 31, 1999, respectively.

     CREDIT RISK

     Financial instruments which potentially subject the company to credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations and the company's cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore the company considers the risk of non-performance on these instruments to be remote.

     Due to the North American and European distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable, however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible.

     INTEREST RATE RISK

     As at February 29, 2000, the company's exposure to interest rate risk is summarized as follows:

    Cash and cash equivalents...................................   Non-interest bearing
    Accounts receivable.........................................   Non-interest bearing
    Bank advances...............................................   Prime rate plus nil to 1.25%
    Accounts payable and accrued liabilities....................   Non-interest bearing
    Mandatorily redeemable preferred shares.....................   Non-interest bearing
    Loan from a company under common control....................   Prime rate plus 1%
    Long-term debt..............................................   As described in note 12

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

19. FINANCIAL INSTRUMENTS -- (CONTINUED)
     FORWARD EXCHANGE CONTRACTS

     The company is exposed to currency risks as a result of its export sales, substantially all of which are denominated in U.S. dollars, of products manufactured in Canada. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 1998 and 1999 and February 29, 2000, the company held contracts to sell U.S. dollars at various forward rates, which are summarized as follows:

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                    CONTRACTUAL    CONTRACTUAL
                                                                      AMOUNTS      FORWARD RATE
                                                                    -----------    ------------
    As at August 31, 1998
      September 1998 to August 1999.............................      $4,800          1.4058
      September 1999 to June 2000...............................       2,900          1.4531
    As at August 31, 1999
      September 1999 to August 2000.............................      $5,800          1.4815
      September 2000 to June 2001...............................       3,000          1.5014
    As at February 29, 2000 (unaudited)
      March 2000 to February 2001...............................      $5,700          1.4989
      March 2001 to November 2001...............................       1,900          1.4800

     As at August 31, 1998 and 1999, these contracts resulted in deferred unrealized losses amounting to US$693,000 and US$35,000, respectively (as at February 29, 2000 -- deferred unrealized gain amounting to US$285,000).

20. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial results for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP).

     Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

     ACCOUNTING FOR STOCK-BASED COMPENSATION

     Under U.S. GAAP, the company has elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period (note 13). Under Canadian GAAP, no compensation cost is recognized.

     During the year ended August 31, 1999 and the six months ended February 29, 2000, the weighted average fair value per share under the stock purchase plan amounted to approximately $0.68 and $6.87, respectively. The fair value per share since inception of the plan ranged between $0.68 and $18.00. As at August 31, 1999 and February 29, 2000, the balance of deferred stock-based compensation amounted to $40,000 and $2,711,000, respectively (August 31, 1998 -- nil).

     CHANGE IN REPORTING CURRENCY

     As mentioned in note 3, on September 1, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience.

     Under Canadian GAAP, the statements of earnings for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, revenue and expenses would be translated at exchange rates prevailing at the respective transaction dates. Average exchange rates for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 were US$1.00 = Cdn$1.3685, Cdn$1.4390, Cdn$1.5068 and Cdn$1.5274, respectively. The exchange rates as at August 31, 1998 and 1999 were US$1.00 = Cdn$1.5722 and Cdn$1.4958, respectively.

     SHORT-TERM INVESTMENTS

     Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive income on a net of tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value.

     IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with SFAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, the company reviews the carrying value of its long-lived assets, including goodwill associated with assets acquired in a purchase business combination, when events or changes in circumstances indicate that the carrying value may not be recoverable. If this review indicates that the carrying amounts of the assets and goodwill, where applicable, will not be recoverable, as determined based on estimated undiscounted cash flows, an impairment loss is recorded. Impairment losses, if any, are measured as the excess of the carrying values over the fair values of the related assets. In addition, goodwill is reviewed periodically as disclosed in note 2.

     FORWARD EXCHANGE CONTRACTS

     Under U.S. GAAP, in accordance with SFAS 52, certain of the forward exchange contracts held by the company, for which the underlying sales transactions are not firmly committed, would not qualify for hedge accounting. Consequently, unrealized gains or losses on these contracts at each balance sheet date would be reflected in earnings for the corresponding period. Under Canadian GAAP, all of the company's forward

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) exchange contracts qualify for hedge accounting, therefore, any unrealized gains or losses are deferred and recognized in the statement of earnings upon settlement of the related transactions.

     EARNINGS PER SHARE

     For purposes of earnings per share calculations, the Class A, E and F shares, collectively, are considered to constitute common shares.

     Under U.S. GAAP, diluted net earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of potential common shares, such as options, and conversions of senior shares outstanding during the period. This method requires that diluted net earnings per share be calculated, using the treasury stock method, as if all potential common shares had been exercised at the later of the beginning of the period or the date of issue, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average fair value of the common shares during the period.

     Under U.S. GAAP, the presentation of per share figures for earnings before amortization of goodwill is not permitted. In addition, under U.S. GAAP, amortization of goodwill would be included in the computation of earnings from operations.

     FUTURE INCOME TAXES

     As a result of adjustments from Canadian GAAP to U.S. GAAP, future income tax liabilities under U.S. GAAP include an adjustment of $(67,000) as at August 31, 1998, $23,000 as at August 31, 1999 and $51,000 as at February 29, 2000 related to short-term investments and forward exchange contracts carried at fair value.

     NEW ACCOUNTING STANDARDS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard, which must be applied prospectively, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Under SFAS No. 133, all of the company's forward exchange contracts would qualify for hedge accounting. Consequently, all of the company's forward exchange contracts would be carried on the balance sheet at fair value and any unrealized gains or losses at each balance sheet date would be included in other comprehensive income.

     On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition". SAB101, as amended by SAB+101A, is effective commencing in the first fiscal quarter of the first fiscal year beginning after December 15, 1999. The implementation of this SAB is not expected to have any material effect on the company's financial statements or revenue recognition policy in future periods.

     RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

     The following summary sets out the material adjustments to the company's reported net earnings and net earnings per share which would be made to conform with U.S. GAAP.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

                                                  YEARS ENDED AUGUST 31,         SIX MONTHS ENDED
                                                 ------------------------   ---------------------------
                                                                            FEBRUARY 28,   FEBRUARY 29,
                                                  1997     1998     1999        1999           2000
                                                 ------   ------   ------   ------------   ------------
                                                                            (UNAUDITED)    (UNAUDITED)
    Net earnings for the period in accordance
      with Canadian GAAP.......................  $3,070   $4,501   $5,814      $2,220         $3,712
    Stock-based compensation costs.............      --       --      (10)         --           (293)
    Change in reporting currency...............     286      178      (44)        (48)            --
    Unrealized gains (losses) on forward
      exchange contracts.......................      --     (208)     208         108            158
    Future income taxes on forward exchange
      contracts................................      --       67      (67)        (35)           (51)
                                                 ------   ------   ------      ------         ------
    Net earnings for the period in accordance
      with U.S. GAAP...........................   3,356    4,538    5,901       2,245          3,526
    Other comprehensive income (loss) Foreign
      currency translation adjustments.........    (121)  (1,350)     606         205            640
      Unrealized holding gains (losses) on
         short-term investments, net of related
         income taxes of $23,000...............      --       --       36          --            (36)
                                                 ------   ------   ------      ------         ------
    Comprehensive income.......................  $3,235   $3,188   $6,543      $2,450         $4,130
                                                 ------   ------   ------      ------         ------
    Basic and diluted net earnings per share in
      accordance with U.S. GAAP................  $ 0.09   $ 0.12   $ 0.15      $ 0.05         $ 0.09
                                                 ======   ======   ======      ======         ======
    Pro-forma basic and diluted net earnings
      per share in accordance with U.S. GAAP
      (unaudited)(1)...........................                    $ 0.14                     $ 0.09
                                                                   ======                     ======

---------------


(1) The pro-forma basic and diluted net earnings per share in accordance with U.S. GAAP reflect management's intention to pay a dividend in the amount of $17.5 million. This pro-forma information also assumes the issuance of 497,000 shares for the year ended August 31, 1999 based on earnings available to shareholders for the year then ended and 430,000 shares for the six months ended February 29, 2000 based on the earnings available to shareholders for the twelve months ended February 29, 2000 at a price of $24 per share in order to provide funds for the dividend payment.


     Earnings available to common shareholders is reconciled as follows:

                                           YEARS ENDED AUGUST 31,            SIX MONTHS ENDED
                                         --------------------------    ----------------------------
                                                                       FEBRUARY 28,    FEBRUARY 29,
                                          1997      1998      1999         1999            2000
                                         ------    ------    ------    ------------    ------------
                                                                       (UNAUDITED)     (UNAUDITED)
    Net earnings for the period......    $3,356    $4,538    $5,901       $2,245          $3,526
    Dividend on Class C share........        --        --      (333)        (333)             --
                                         ------    ------    ------       ------          ------
    Earnings available to common
      shareholders...................    $3,356    $4,538    $5,568       $1,912          $3,526
                                         ======    ======    ======       ======          ======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)
     The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                           YEARS ENDED AUGUST 31,            SIX MONTHS ENDED
                                         --------------------------    ----------------------------
                                                                       FEBRUARY 28,    FEBRUARY 29,
                                          1997      1998      1999         1999            2000
                                         ------    ------    ------    ------------    ------------
                                                                       (UNAUDITED)     (UNAUDITED)
    Weighted average number of common
      shares outstanding --
      Basic (000's)..................    38,000..  38,000    38,001       38,000          38,425
    Conversion of Class G shares.....        --        --        --           --               4
                                         ------    ------    ------       ------          ------
    Weighted average number of common
      shares outstanding --
      Diluted (000's)................    38,000..  38,000    38,001       38,000          38,429
                                         ======    ======    ======       ======          ======

     The number of common shares issuable upon the assumed conversion of the Class G shares has been determined by dividing the paid-in value of the Class G shares by the estimated fair value of the Class A shares as at February 4, 2000 (the date the Class G shares were issued), or $18.00 per Class A share, weighted from the date of issuance of the Class G shares to the end of the period.

     As a result of the above adjustments to net earnings, differences with respect to the shareholders' equity under U.S. GAAP are as follows:

     SHARE CAPITAL

                                                                  AS AT               AS AT
                                                                AUGUST 31,         FEBRUARY 29,
                                                              --------------    ------------------
                                                              1998      1999           2000
                                                              ----      ----    ------------------
                                                                                (UNAUDITED)
    Share capital in accordance with Canadian GAAP........     $1       $87            $104
    Stock-based compensation costs........................     --        10             303
                                                               --       ---            ----
    Share capital in accordance with U.S. GAAP............     $1       $97            $407
                                                               ==       ===            ====

     RETAINED EARNINGS

                                                               AS AT                 AS AT
                                                             AUGUST 31,           FEBRUARY 29,
                                                         ------------------    ------------------
                                                          1998       1999             2000
                                                         -------    -------    ------------------
                                                                               (UNAUDITED)
    Retained earnings in accordance with Canadian
      GAAP...........................................    $12,044    $14,592         $18,304
    Forward exchange contracts.......................       (141)        --             107
    Stock-based compensation costs...................         --        (10)           (303)
    Change in reporting currency
      Current period
         Net earnings................................        178        (44)             --
         Dividends...................................         (4)        24              --
      Cumulative effect of prior periods.............        862      1,036           1,016
                                                         -------    -------         -------
    Retained earnings in accordance with U.S. GAAP...    $12,939    $15,598         $19,124
                                                         =======    =======         =======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                             YEARS ENDED         SIX MONTHS ENDED
                                                              AUGUST 31,           FEBRUARY 29,
                                                          ------------------    ------------------
                                                           1998       1999             2000
                                                          -------    -------    ------------------
                                                                                   (UNAUDITED)
    Foreign currency translation adjustments
      Balance -- Beginning of period..................    $  (272)   $(1,622)        $(1,016)
      Change during the period........................     (1,350)       606             640
                                                          -------    -------         -------
      Balance -- End of period........................     (1,622)    (1,016)           (376)
                                                          -------    -------         -------
    Unrealized holding gains (losses) on short-term
      investments, net of income taxes
      Balance -- Beginning of period..................         --         --              36
      Unrealized gains (losses) arising during the
         period.......................................         --         36              --
      Reclassification adjustment for amounts included
         in net earnings..............................         --         --             (36)
                                                          -------    -------         -------
      Balance -- End of period........................         --         36              --
                                                          -------    -------         -------
    Accumulated other comprehensive loss..............    $(1,622)   $  (980)        $  (376)
                                                          =======    =======         =======

     Following are statements of earnings for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 and February 29, 2000 and condensed balance sheets as at August 31, 1998 and 1999 and February 29, 2000 prepared under U.S. GAAP:

     STATEMENTS OF EARNINGS

                                       YEARS ENDED AUGUST 31,                SIX MONTHS ENDED
                                     ---------------------------   -------------------------------------
                                      1997      1998      1999     FEBRUARY 28, 1999   FEBRUARY 29, 2000
                                     -------   -------   -------   -----------------   -----------------
                                                                      (UNAUDITED)         (UNAUDITED)
    Sales..........................  $26,752   $32,853   $41,858        $18,340             $29,111
    Cost of sales..................   10,550    11,793    14,889          6,876               9,609
                                     -------   -------   -------        -------             -------
    Gross margin...................   16,202    21,060    26,969         11,464              18,502
    Total operating expenses.......   10,819    14,105    18,367          8,008              14,105
                                     -------   -------   -------        -------             -------
    Earnings from operations.......    5,583     6,955     8,602          3,456               5,397
                                     =======   =======   =======        =======             =======
    Net earnings for the period....  $ 3,356   $ 4,538   $ 5,901        $ 2,245             $ 3,526
                                     =======   =======   =======        =======             =======

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) BALANCE SHEETS


                                           AS AT AUGUST 31,                   AS AT FEBRUARY 29,
                                  -----------------------------------    ----------------------------
                                   1998       1999          1999            2000            2000
                                  -------    -------    -------------    -----------    -------------
                                                        PRO-FORMA(1)                    PRO-FORMA(1)
                                                         (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
    Current assets
      Cash and cash
         equivalents..........    $ 1,201    $   423       $   423         $   539         $   539
      Accounts receivable.....      5,727      9,895         9,895          16,092          16,092
      Inventories.............      6,024      7,591         7,591          11,878          11,878
      Other current assets....      1,529      2,286         2,286           1,998           1,998
                                  -------    -------       -------         -------         -------
                                   14,481     20,195        20,195          30,507          30,507
    Capital assets............      2,203      2,639         2,639           4,161           4,161
    Goodwill and other
      assets..................        101         65            65           2,562           2,562
                                  -------    -------       -------         -------         -------
                                  $16,785    $22,899       $22,899         $37,230         $37,230
                                  =======    =======       =======         =======         =======
    Current liabilities
      Bank advances...........    $   129    $    --       $    --         $ 5,351         $ 5,351
      Accounts payable and
         accrued
         liabilities..........      3,593      5,523         5,523           8,652           8,652
      Dividends payable.......         --         --        17,500              --          17,500
      Other current
         liabilities..........      1,580      1,891         1,891           2,819           2,819
                                  -------    -------       -------         -------         -------
                                    5,302      7,414        24,914          16,822          34,322
    Long-term liabilities.....        165        770           770           1,253           1,253
                                  -------    -------       -------         -------         -------
                                    5,467      8,184        25,684          18,075          35,575
    Shareholders' equity
      (negative)
      Share capital...........          1         97            97             407             407
      Accumulated other
         comprehensive loss...     (1,622)      (980)         (980)           (376)           (376)
      Retained earnings
         (deficit)............     12,939     15,598        (1,902)         19,124           1,624
                                  -------    -------       -------         -------         -------
                                   11,318     14,715        (2,785)         19,155           1,655
                                  -------    -------       -------         -------         -------
                                  $16,785    $22,899       $22,899         $37,230         $37,230
                                  =======    =======       =======         =======         =======


---------------


(1) The pro-forma balance sheets reflect management's intention to pay a dividend in the amount of $17.5 million.

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted) -- (Continued)

21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) STATEMENT OF CASH FLOWS

     Under Canadian GAAP, the statements of cash flows, which have been prepared on a basis consistent with International Accounting Standards, for the years ended August 31, 1997, 1998 and 1999 and the six months ended February 28, 1999 were translated into U.S. dollars using an exchange rate of US$1.00 = Cdn$1.4958. Under U.S. GAAP, the historical exchange rates on the dates of the cash flow activities would be used. Following are summary statements of cash flows under U.S. GAAP:

                                                                                    SIX MONTHS ENDED
                                                        YEARS ENDED AUGUST 31,        FEBRUARY 28,
                                                      ---------------------------   ----------------
                                                       1997      1998      1999           1999
                                                      -------   -------   -------   ----------------
                                                                                    (UNAUDITED)
    Operating activities............................  $ 5,020   $ 3,278   $ 3,633        $  455
    Financing activities............................   (3,360)     (273)   (3,261)         (283)
    Investing activities............................   (1,801)   (2,061)   (1,206)         (562)
                                                      -------   -------   -------        ------
    Change in cash and cash equivalents.............     (141)      944      (834)         (390)
    Effect of foreign exchange rate changes on cash
      and cash equivalents..........................       (5)     (124)       56            46
    Cash and cash equivalents --
      Beginning of period...........................      527       381     1,201         1,201
                                                      -------   -------   -------        ------
    Cash and cash equivalents --
      End of period.................................  $   381   $ 1,201   $   423        $  857
                                                      =======   =======   =======        ======

     For the six months ended February 29, 2000, there are no material differences between the statement of cash flows under Canadian GAAP as compared to U.S. GAAP.

Inside Back Cover


     EXFO logo

     Picture of pulses of light travelling along fiber optic cables

     Picture of an agent from our customer support department

     Picture of a modem connected to the Earth


     CAPTION:
     To meet the increasing demand for communications bandwith, carriers are installing networks based on optical fiber.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          Through and including       , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                7,000,000 SHARES


                                   EXFO LOGO

                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           SUBORDINATE VOTING SHARES

                             ---------------------
                              P R O S P E C T U S
                             ---------------------

                              MERRILL LYNCH & CO.
                            RBC DOMINION SECURITIES
                                 WIT SOUNDVIEW
                               CIBC WORLD MARKETS

                                     , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of EXFO Electro-Optical Engineering Inc. (the "Registrant") attributable to this offering of the securities, other than underwriting commissions, are as follows:


Securities and Exchange Commission Registration Fee.........    US$   53,130
NASD filing fee.............................................          20,625
Nasdaq National Market Fee..................................          96,000
The Toronto Stock Exchange Fee..............................          36,526
Blue Sky Fees and Expenses..................................          25,000
Registrar and Transfer Agent Fees...........................          11,000
Printing and Engraving Expenses.............................         175,000
Legal Fees and Expenses.....................................         350,000
Accounting Fees and Expenses................................         200,000
Miscellaneous...............................................          32,719
                                                                ------------
     Total..................................................    US$1,000,000
                                                                ============


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's by-laws provide that the Registrant will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, the Registrant may only indemnify such these persons, if such person acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on the Registrant's behalf.

     A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, which contains provisions for the indemnification by the Underwriters of the Registrant and directors and officers of the Registrant who signed the Registration Statement against certain civil liabilities under the U.S. Securities Act of 1933.

     Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of transactions by the Registrant involving sales of the Registrant's securities that were not registered under the Securities Act during the last three years preceding the date of this registration statement:

     (a) On April 23, 1997, the Registrant issued an aggregate of 100 Class "A" shares to five non-U.S. residents at a price of C$1.00 per share.

     (b) On September 1, 1998, the Registrant issued one Class "C" share to one non-U.S. resident at a price of C$1,000.00. The share was redeemed on September 1, 1998 at a price of C$509,000.00.

     (c) On September 1, 1998, the Registrant issued 100 Class "E" shares to one non-U.S. resident for an aggregate consideration of C$100.00.

     (d) On September 2, 1998, the Registrant issued 19 million Class "A" shares upon the split of the outstanding 100 Class "A" shares on the basis of 190,000 Class "A" shares for each outstanding Class "A" share.

     (e) On September 3, 1998, the Registrant issued 19 million Class "A"shares to one non-U.S. resident upon the conversion of 100 Class "E" shares on the basis of 190,000 Class "A" shares for each outstanding Class "E" share.

     (f) On August 31, 1999, the Registrant issued 176,348 Class "F" shares to one U.S. resident and 21,240 Class "F" shares to two non-U.S. residents at a price of C$0.6579 per share.

     (g) Between October 15, 1999 and November 23, 1999, the Registrant issued 9,925 Class "F" shares to one U.S. resident and 16,555 Class "F" shares to four non-U.S. residents at a price of C$1.00 per share.

     (h) On February 7, 2000, the Registrant issued 800,000 Class "G" shares to three non-U.S. residents at a price C$1.00 per share in connection with the acquisition of Nortech Fibronic Inc.

     (i) On May 15, 2000, the Registrant issued 485,537 Class "F" shares to 106 non-U.S. residents and 16 U.S. residents at a price of C$1.2818 per share under outstanding subscription agreements.

     The issuance to U.S. residents described in Item 15(f), 15(g) and 15(i) were exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act in that they were offered or sold pursuant to a compensatory benefit plan. In addition, the issuances were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuances to non-U.S. residents described in Item 15(a), (b), (c), (h) and (i) were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act. The issuances described in Item 15(d) and 15(e) may not be deemed a "sale", and were otherwise exempt from registration under the Securities Act in reliance of
Section 3(a)(9) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


NUMBER                             EXHIBIT
------                             -------
 1.1     Form of Purchase Agreement.
 3.1+    Amended Articles of Incorporation of the Registrant, as
         currently in effect.
 3.2+    By-laws of the Registrant.
 3.3+    Form of Amended and Restated Articles of Incorporation of
         the Registrant, to be effective immediately prior to the
         consummation of this offering.
 4.1+    Form of Subordinate Voting Share Certificate.
 4.2+    Form of Trust Agreement among the Registrant, Germain
         Lamonde, GEXFO Investissements Technologiques inc., Fiducie
         Germain Lamonde and G. Lamonde Investissements Financiers
         inc.

NUMBER                             EXHIBIT
------                             -------
 5.1+    Opinion of Fasken Martineau DuMoulin LLP regarding the
         legality of the securities.
 8.1+    Opinion of Fasken Martineau DuMoulin LLP regarding Canadian tax matters.
 8.2+    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding U.S. Federal Income Tax Matters.
10.1+    Credit Agreement, dated July 6, 1995, among the Registrant,
         National Bank of Canada and Banque Nationale de Paris
         (Canada), as amended on December 22, 1999 and on March 28,
         2000 (including summary in English).
10.2+    Offer to purchase shares of Nortech Fibronic Inc. dated
         February 6, 2000 among the Registrant, Claude Adrien Noel,
         9086-9330 Quebec inc., Michel Bedard, 9086-9314 Quebec inc.,
         Christine Bergeron and Societe en Commandite Capidem Quebec
         Enr. and Certificate of Closing, dated February 7, 2000
         among the same parties (including summary in English).
10.3+    Offer to acquire a building, dated February 23, 2000,
         between the Registrant and Groupe Mirabau inc. and as
         accepted by Groupe Mirabau inc. on February 24, 2000
         (including summary in English).
10.4+    Lease Agreement, dated December 1, 1996, between the
         Registrant and GEXFO Investissements Technologiques inc., as
         assigned to 9080-9823 Quebec inc. on September 1, 1999
         (including summary in English).
10.5+    Lease Agreement, dated March 1, 1996, between the Registrant and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including
         summary in English).
10.6+    Deferred Profit Sharing Plan, dated September 1, 1998.
10.7+    Stock Option Plan, dated May 25, 2000.
10.8+    Share Plan, dated April 3, 2000.
10.9+    Loan Agreement between the Registrant and GEXFO
         Investissements Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999
         (including summary in English).
10.10+   Resolution of the board of directors of the Registrant,
         dated September 1, 1999, authorizing the Registrant to
         acquire GEXFO Distribution Internationale inc. from GEXFO
         Investissements Technologiques inc. (including summary in
         English).
10.11+   Term Loan Offer, dated March 28, 2000, among the Registrant and National Bank of Canada as accepted by the Registrant on
         April 3, 2000 (including summary in English).
10.12+   Form of Promissory Note of the Registrant to be issued to
         GEXFO Investissements Technologiques inc.
10.13+   Form of Registration Rights Agreement between the Registrant and Germain Lamonde.
10.14+   Sale Agreement, dated September 1, 1999, between the
         Registrant and GEXFO Investissements Technologiques inc.
         (including summary in English).
10.15    Employment Agreement of Germain Lamonde dated May 29, 2000.
10.16    Purchase Agreement to acquire a building dated June 7, 2000, between the Registrant and Groupe Mirabau inc.
10.17    Directors' Compensation Plan
21.1     Subsidiaries of the Registrant (included on page 35 of the prospectus).
23.1     Consent of PricewaterhouseCoopers LLP.
23.2+    Consent of Fasken Martineau DuMoulin LLP (contained in
         Exhibit 8.1).
23.3+    Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         (contained in Exhibit 8.2).
24.1     Powers of Attorney (certain powers of attorney were
         previously filed).


---------------


+   Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) The Registrant undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer nor controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c)  The Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized to sign this amendment, in the City of Vanier, Province of Quebec, Canada on the 28(th) day of June, 2000.


                                         EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                         By:  /s/ GERMAIN LAMONDE
                                           -------------------------------------
                                         Name: Germain Lamonde
                                         Title:  Chairman of the Board,
                                                 President
                                             and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration amendment no. 1 to the statement has been signed by the following persons in the capacities indicated on June 28, 2000.


                  SIGNATURE                                             TITLE
                  ---------                                             -----

             /s/ GERMAIN LAMONDE                Chairman of the Board, President and Chief Executive
---------------------------------------------                          Officer
               Germain Lamonde                              (Principal Executive Officer)

                      *                          Vice-President, Finance and Chief Financial Officer
---------------------------------------------       (Principal Financial and Accounting Officer)
            Pierre Plamondon, CA

                      *                                               Director
---------------------------------------------
             Pierre Marcouiller

            /s/ DAVID A. THOMPSON                                     Director
---------------------------------------------
              David A. Thompson

                      *                                               Director
---------------------------------------------
                Michael Unger

          *By:  /s/ GERMAIN LAMONDE
-------------------------------------------
               Germain Lamonde
              Attorney-in-fact

                           AUTHORIZED REPRESENTATIVE


     Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of EXFO Electro-Optical Engineering Inc. and has duly caused this amendment no. 1 to the registration statement to be signed on behalf of each of them by the undersigned, thereunto duly authorized to sign this amendment, in the City of Vanier, Province of Quebec, Canada, on June 28, 2000.


                                          EXFO AMERICA INC.
                                          (Authorized United States
                                          Representative)

                                          By:  /s/ GERMAIN LAMONDE
                                            ------------------------------------
                                          Name: Germain Lamonde
                                          Title: Director

                               INDEX TO EXHIBITS


NUMBER                             EXHIBIT
------                             -------
    1.1  Form of Purchase Agreement.
    3.1+ Amended Articles of Incorporation of the Registrant, as
         currently in effect.
    3.2+ By-laws of the Registrant.
    3.3+ Form of Amended and Restated Articles of Incorporation of
         the Registrant, to be effective immediately prior to the
         consummation of this offering.
    4.1+ Form of Subordinate Voting Share Certificate.
    4.2+ Form of Trust Agreement among the Registrant, Germain
         Lamonde, GEXFO Investissements Technologiques inc., Fiducie
         Germain Lamonde and G. Lamonde Investissements Financiers
         inc.
    5.1+ Opinion of Fasken Martineau DuMoulin LLP regarding the legality of the securities.
    8.1+ Opinion of Fasken Martineau DuMoulin LLP regarding Canadian tax matters.
    8.2+ Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding U.S. Federal Income Tax Matters.
   10.1+ Credit Agreement, dated July 6, 1995, among the Registrant,
         National Bank of Canada and Banque Nationale de Paris
         (Canada), as amended on December 22, 1999 and on March 28,
         2000 (including summary in English).
   10.2+ Offer to purchase shares of Nortech Fibronic Inc. dated
         February 6, 2000 among the Registrant, Claude Adrien Noel,
         9086-9330 Quebec inc., Michel Bedard, 9086-9314 Quebec inc.,
         Christine Bergeron and Societe en Commandite Capidem Quebec
         Enr. and Certificate of Closing, dated February 7, 2000
         among the same parties (including summary in English).
   10.3+ Offer to acquire a building, dated February 23, 2000, between the Registrant and Groupe Mirabau inc., as accepted by Groupe Mirabau inc. on February 24, 2000 (including
         summary in English).
   10.4+ Lease Agreement, dated December 1, 1996, between the
         Registrant and GEXFO Investissements Technologiques inc., as
         assigned to 9080-9823 Quebec inc. on September 1, 1999
         (including summary in English).
   10.5+ Lease Agreement, dated March 1, 1996, between the Registrant and GEXFO Investissements Technologiques inc., as assigned to 9080-9823 Quebec inc. on September 1, 1999 (including
         summary in English).
   10.6+ Deferred Profit Sharing Plan, dated September 1, 1998.
   10.7+ Stock Option Plan, dated May 25, 2000.
   10.8+ Share Plan, dated April 3, 2000.
   10.9+ Loan Agreement between the Registrant and GEXFO
         Investissements Technologiques inc., dated May 11, 1993, as assigned to 9080-9823 Quebec inc. on September 1, 1999 and
         Trust Deed, dated May 11, 1993, between the Registrant and
         Mr. Richard Ouellet (including summary in English).
   10.10+ Resolution of the board of directors of the Registrant, dated September 1, 1999, authorizing the Registrant to
         acquire GEXFO Distribution Internationale inc. from GEXFO
         Investissements Technologiques inc. (including summary in
         English).
   10.11+ Term Loan Offer, dated March 28, 2000, among the Registrant and National Bank of Canada, as accepted by the Registrant on April 3, 2000 (including Summary in English).
   10.12+ Form of Promissory Note of the Registrant to be issued to
         GEXFO Investissements Technologiques inc.
   10.13+ Form of Registration Rights Agreement between the Registrant and Germain Lamonde.
   10.14+ Sale Agreement, dated September 1, 1999, between the
         Registrant and GEXFO Investissements Technologiques inc.
         (including summary in English).
   10.15 Employment Agreement of Germain Lamonde dated May 29, 2000.
   10.16 Purchase Agreement to acquire a building dated June 7, 2000 between Registrant and Groupe Mirabau inc.
   10.17 Directors' Compensation Plan.
   21.1  Subsidiaries of the Registrant (included on page 35 of the prospectus).
   23.1  Consent of PricewaterhouseCoopers LLP.
   23.2+ Consent of Fasken Martineau DuMoulin LLP (contained in
         Exhibit 8.1).
   23.3+ Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         (contained in Exhibit 8.2).
   24.1  Powers of Attorney (certain powers of attorney were
         previously filed).


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+   Previously filed.